Exhibit 99.1

Notice of Annual General and Special Meeting of Shareholders and MANAGEMENT INFORMATION CIRCULAR Dated April 13, 2026

HEAD OFFICE Suite 3400 – 666 Burrard Street Park Place Vancouver British Columbia V6C 2X8 DIRECTORS & OFFICERS Kelvin Dushnisky - Executive Chair of the Board and Director Greg Barnes - Lead Independent Director Kevin Bullock - Director Liane Kelly - Director Jerry Korpan - Director Thabile Makgala - Director DCS (Basie) Maree - Director Mary-Lynn Oke - Director Robin Weisman - Director Clive Johnson - Chief Executive Officer, President and Director Michael Cinnamond - Senior Vice President, Finance and Chief Financial Officer William Lytle - Senior Vice President, Operations and Chief Operating Officer Randall Chatwin - Senior Vice President, Legal and Corporate Communications Victor King - Senior Vice President, Exploration Dennis Stansbury - Senior Vice President, Engineering and Project Evaluations Eduard Bartz - Vice President, Taxation and External Reporting John Rajala - Vice President, Metallurgy Neil Reeder - Vice President, Government Relations Peter Montano - Vice President, Projects Andrew Brown - Vice President, Exploration Ninette Kröhnert - Vice President, Human Resources Michael McDonald - Vice President, Investor Relations, Corporate Development and Treasury Dan Moore - Vice President, Operations Ken Jones - Vice President, Sustainability Fareen Mohan - Treasurer Peter Gibson - Director, Finance REGISTRAR & TRANSFER AGENT Computershare Investor Services Inc. 8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 AUDITOR PricewaterhouseCoopers LLP Chartered Professional Accountants Suite 1400, 250 Howe Street Vancouver, British Columbia V6C 3S7 LISTING Toronto Stock Exchange: Symbol “BTO” NYSE American: Symbol “BTG” Namibian Stock Exchange: Symbol “B2G”

Contents NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING 02 COMPANY OVERVIEW 04 Message from the CEO 06 Message from the Incoming President & CEO 11 Vision and Values 12 Executive Summary 14 Management Information Circular 17 NOTICE AND ACCESS 18 Solicitation of Proxies 18 Voting Procedures 19 Registered Shareholder Voting 19 Non-Registered Shareholder Voting 19 Assistance with Voting 20 Revocability of Proxies and Change of Proxies 21 Voting Shares and Principal Holders Thereof 21 Business of The Meeting 22 Election of Directors 22 Appointment of Auditor 23 RSU Plan Maximum Increase of 10,000,000 Shares 24 Advisory Vote on Executive Compensation 25 Information Regarding the Director Nominees 26 Cease Trade Orders, Bankruptcies, Penalties or Sanctions 33 CORPORATE GOVERNANCE 34 Board of Directors 34 Oversight of Risk Management 35 Board Charter and Position Descriptions 35 Shareholder Engagement 36 Director Skills and Experience 37 Orientation and Continuing Education 39 Nomination of Directors 40 Diversity 40 Board Renewal 41 Assessments 41 Ethical Business Conduct 41 Committees of The Board 43 Director Compensation and Share Ownership 46 EXECUTIVE COMPENSATION 53 Named Executive Officers 53 Compensation Governance 53 Message from Compensation Committee Chair 54 2025 - NEO Achievements 56 Compensation Discussion and Analysis 64 2025 Compensation Details 69 2025 STI Scorecard 70 Performance Graph 73 Discussion Regarding the Alignment of Executive Compensation with Shareholder Experience 74 Summary Compensation Table 75 Incentive Plan Awards (NEOs) 76 Deferred Compensation Plans 78 Termination and Change of Control Benefits 78 Securities Authorized For Issuance Under Equity Compensation Plans 80 Equity Compensation Plan Information and Burn Rate Information 80 B2Gold Incentive Trust Plan 81 Indebtedness of Directors and Executive Officers 81 Interest of Informed Persons In Material Transactions 82 Interest of Certain Persons In Matters To Be Acted Upon 82 Any Other Matters 82 Additional Information 82 SCHEDULE “A” Description of B2Gold’s Equity Compensation Plans 83 SCHEDULE “B” Cautionary Note Regarding Forward Looking Information 99 OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING 02 CORPORATE GOVERNANCE 34 EXECUTIVE COMPENSATION 53 Board of Directors 34 Oversight of Risk Management 35 Board Charter and Position Descriptions 35 Orientation and Continuing Education 39 Director Compensation and Share Ownership 46 Message from Compensation Committee Chair 54 Compensation Discussion and Analysis 64 Discussion Regarding the Alignment of Executive Compensation with Shareholder Experience 74 Termination and Change of Control Benefits 78 Deferred Compensation Plans 78 Incentive Plan Awards (NEOs) 76 Summary Compensation Table 75 Indebtedness of Directors and Executive Officers 81 Interest of Informed Persons In Material Transactions 82 Interest of Certain Persons In Matters To Be Acted Upon 82 Securities Authorized For Issuance Under Equity Compensation Plans 80 SCHEDULE “A” Description of B2Gold’s Equity Compensation Plans 83 SCHEDULE “B” Cautionary Note Regarding Forward Looking Information 99 Equity Compensation Plan Information and Burn Rate Information 80 Shareholder Engagement 36 Director Skills and Experience 37 Nomination of Directors 40 Diversity 40 Board Renewal 41 Assessments 41 Ethical Business Conduct 41 B2Gold Incentive Trust Plan 81 Any Other Matters 82 Additional Information 82 Committees of The Board 43 Named Executive Officers 53 Compensation Governance 53 2025 - NEO Achievements 56 2025 Compensation Details 69 2025 STI Scorecard 70 Performance Graph 73 NOTICE AND ACCESS 18 Message from the CEO 06 Message from the Incoming President & CEO 11 COMPANY OVERVIEW 04 Solicitation of Proxies 18 Voting Procedures 19 Registered Shareholder Voting 19 Revocability of Proxies and Change of Proxies 21 Business of The Meeting 22 Election of Directors 22 Appointment of Auditor 23 Assistance with Voting 20 Voting Shares and Principal Holders Thereof 21 RSU Plan Maximum Increase of 10,000,000 Shares 0 24 Advisory Vote on Executive sory ote Compensation ompe sa on 25 Information Regarding the nfo matio Re Director Nominees D ec or om 26 Cease Tra Cease de Orders, Bankruptcies, O de Penalties or Sanctions Pena s or San 33 Non-Registered Shareholder Voting 19 Vision and Values 12 Executive Summary 14 Management Information Circular 17 B2GOLD 2026 Management Information Circular 1.

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING NOTICE IS HEREBY GIVEN that the Annual General and Special Meeting (the “Meeting”) of the shareholders (“Shareholders”) of B2Gold Corp. (“B2Gold” or the “Company”) will be held at the Fairmont Hotel Vancouver, Pacific Ballroom, 900 West Georgia Street, Vancouver, British Columbia on Thursday, June 4, 2026 (the “Meeting Date”), at 2:00 p.m. (Vancouver time) for the following purposes: 1. To receive the audited annual consolidated financial statements for 2025. 2. To elect Directors of the Company for the ensuing year. 3. To appoint PricewaterhouseCoopers LLP as the Auditor of the Company for the ensuing year and to authorize the Directors of the Company to fix their remuneration. 4. To approve an amendment to increase the aggregate number of common shares (“Common Shares”) issuable under the Company’s Restricted Share Unit Plan from 30,000,000 to 40,000,000 Common Shares, as described in the management information circular of the Company dated April 13, 2026 (the “Circular”). 5. To vote, on a non-binding advisory basis, on a resolution to accept the Company’s approach to executive compensation, as more particularly described and set forth in the accompanying Circular. 6. To transact such other business as may properly come before the Meeting, or any adjournment or adjournments thereof. The Board of Directors of the Company (the “Board“ or the “Board of Directors”) has fixed the close of business on Monday, April 13, 2026, as the record date (the “Record Date”) for determining Shareholders who are entitled to receive notice and to vote at the Meeting or any adjournment of the Meeting. No person who becomes a Shareholder of the Company after the Record Date will be entitled to vote or act at the Meeting or any adjournment thereof. Important Notice The Meeting is currently scheduled to take place in person at the Fairmont Hotel Vancouver, Pacific Ballroom, 900 West Georgia Street, Vancouver, British Columbia. Any updates to the Meeting will be announced by news release on the Company’s website at https://www. b2gold.com and will be filed under the Company’s profile on SEDAR+ at https://www.sedarplus.ca and on EDGAR NEXT at https://www.sec.gov/. Shareholders are strongly encouraged to check the Company’s website, SEDAR+ and/or EDGAR NEXT on a regular basis to ensure that they are apprised apprised of any and all developments with respect to the Meeting. NOTICE AND ACCESS This Circular is being sent to Shareholders using Notice and Access, the delivery procedures that allow the Company to send Shareholders paper copies of a notice of meeting and form of proxy or voting instruction form, while providing Shareholders access to electronic copies of the Circular over the internet or the option to receive paper copies of the Circular if they so request within the prescribed time periods (“Notice and Access”). For more information, please refer to the Notice and Access Notification delivered to you. MEETING MATERIALS Accompanying this Notice of Meeting are: 1. The Circular. 2. A form of proxy. 3. An annual financial statement request form. The Circular provides information relating to the matters to be addressed at the Meeting. Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1600 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, during normal business hours up to June 4, 2026, being the date of the Meeting, as well as at the Meeting. When Thursday June 4, 2026 2:00 p.m. (Vancouver Time) Where Vancouver, British Columbia 2. B2GOLD 2026 Management Information Circular

OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE EXECUTIVE COMPENSATION

Shareholders are encouraged to access copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting under the Company's profile on SEDAR+ at https://www. sedarplus.ca, on EDGAR NEXT at https://www.sec.gov/, on the Company's website at https://www.b2gold.com or by contacting Randall Chatwin, Senior Vice President, Legal and Corporate Communications, Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia, V6C 2X8 (Tel: 604-681-8371).

The Company is not sending proxy-related materials directly to Non-Registered Shareholders who do not object to their name being made known to the Company ("**NOBOs**"). Management of the Company does not intend to pay for intermediaries to forward to Non-Registered Shareholders who do object to their name being made known to the Company ("**OBOs**") under National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer the proxy-related materials and Form 54-101F7 – Request for Voting Instructions Made by Intermediary. An OBO will not receive the materials unless the OBO's intermediary assumes the cost of delivery.

VOTING

If you are a registered Shareholder, you are encouraged to vote in advance of the Meeting. To do so, you must date, execute and return the accompanying form of proxy to the Company, c/o Computershare Investor Services Inc., 100 University Avenue, 8th Floor, Toronto, Ontario M5J 2Y1 (Attn: Proxy Department), by not later than 2:00 p.m. (Vancouver time) on Tuesday, June 2, 2026, or if the Meeting is adjourned, not later than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the adjourned Meeting. You may also vote on the internet or by phone by following the instructions set out in the form of proxy.

If you are a registered Shareholder, you may attend, participate and vote at the Meeting in person at the Fairmont Hotel Vancouver, Pacific Ballroom, 900 West Georgia Street, Vancouver, British Columbia, provided you comply with all of the requirements set out in the Circular. If you plan to attend, participate and vote at the Meeting in person, you should not vote before the Meeting.

If you are a Non-Registered Shareholder and receive these materials through your broker or another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or other intermediary. If you are a Non-Registered Shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

Non-Registered Shareholders will be able to attend, participate in and vote at the Meeting in person at the Fairmont Hotel Vancouver, Pacific Ballroom, 900 West Georgia Street, Vancouver, British Columbia if they duly appoint themselves as proxy holder through the method specified by their intermediary and comply with all of the requirements set out in the Circular relating to that appointment and registration.

If a Non-Registered Shareholder does not comply with these requirements, that Non-Registered Shareholder may be able to attend the Meeting as a guest but will not be able to vote or ask questions at the Meeting.

Voting is Easy. Vote Well in Advance of the Proxy Deadline on Tuesday, June 2, 2026 at 2:00 p.m. (Vancouver Time).

ACCESSING THE MEETING ON A VIEW-ONLY MODE

Shareholders and guests from the United States and Canada may also access the Meeting on a 'view-only' mode via the web-based platform. Shareholders and guests who access the Meeting in this manner will only be able to listen to and view the proceedings of the Meeting and will not otherwise be able to participate, vote, or ask questions at the Meeting. To access the Meeting on a view-only mode from the United States and Canada, please visit https://mymeeting.cloud/B2Gold/.

	Registered Shareholders	**Non-Registered Shareholders**
	Common Shares held in own name and represented by a physical certificate or DRS.	**Common Shares held with a broker, bank or other intermediary.**
Internet	www.investorvote.com	www.proxyvote.com
Telephone	1-866-732-8683	Dial the applicable number listed on the voting instruction form.
Mail	Return the voting instruction form in the enclosed postage paid envelope.	Return the voting instruction form in the enclosed postage paid envelope.

SHAREHOLDER QUESTIONS

For more detailed information and instructions on voting, please refer to the Circular. Shareholders who have questions, including with respect to Notice and Access, or need assistance with voting their shares should contact Laurel Hill Advisory Group, the proxy solicitation agent, by calling 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America); by texting "INFO" to either number, or by emailing assistance@laurelhill.com

DATED at Vancouver, British Columbia, this 13th day of April, 2026.

BY ORDER OF THE BOARD



Clive Johnson
President, CEO, Founder and Director

B2GOLD 2026 Management Information Circular 3.

GOOSE MINE Nunavut, Canada GRAMALOTE PROJECT Colombia HEAD OFFICE Vancouver, Canada COMPANY OVERVIEW 980KOZ OF GOLD PRODUCED +$14.3M(1) COMMUNITY INVESTMENT A responsible international gold producer B2Gold is a responsible international gold producer headquartered in Vancouver, Canada. Founded in 2007, today B2Gold has operating gold mines in Canada, Mali, the Philippines and Namibia. In addition, we have a portfolio of other development and exploration projects in several countries including the 100% owned Gramalote Project in Colombia. (1) Includes the Community Relations department’s operational costs, Gramalote CSR, Masbate’s SDMP, Otjikoto’s Nature Reserve and Agricultural Project expenditures, and Head Office donations. 4. B2GOLD 2026 Management Information Circular

MASBATE GOLD PROJECT Philippines OTJIKOTO MINE Namibia FEKOLA MINE Mali ~6,500 EMPLOYEES GLOBALLY 1.8%(1) STRONG DIVIDEND YIELD (1) As at December 31, 2025.Cinnamond’s additional share-based compensation holdings. OVERVIEW OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 5.

MESSAGE FROM THE CEO Fellow Shareholders, I am pleased to present this report on B2Gold’s performance in 2025 - a year that underscored the strength of our portfolio, the discipline of our execution, and the resilience of our people. Despite some operational, permitting and geopolitical challenges, B2Gold delivered approximately 980,000 ounces of consolidated gold production safely and responsibly, demonstrating the reliability of our assets and our ability to perform through cycles. 2025 was a pivotal year for value creation. We completed the construction and development of the Goose Project in Nunavut, Canada—our newest cornerstone asset—and celebrated the first gold pour in June 2025 and achieved commercial production in early October 2025. The Goose Mine is set to enhance and extend our production profile, and strengthen B2Gold’s position as a responsible, diversified gold producer. This important milestone reflects our commitment to disciplined growth and delivering sustainable, long-term returns for our shareholders. OPERATIONAL AND FINANCIAL PERFORMANCE Throughout 2025, B2Gold successfully navigated a year of growth and development while remaining firmly focused on disciplined execution and responsible mining. Our continued delivery of industry-leading health, safety, environmental and social performance reflects the dedication of our global workforce and the strength of our executive, management and site leadership teams. Our total consolidated gold production for 2025 of 979,604 ounces was well within our guidance range of 940,000 and 1,045,000 ounces, with cash operating costs of $769 per ounce produced being well below our annual guidance range of between $795 and $855 per gold ounce. Annual consolidated all-in sustaining costs (“AISC”) were $1,584 per gold ounce sold, at the low end of the Company’s guidance range of $1,575 to $1,635 per ounce sold. Consolidated revenue from gold sales was an annual record $3.1 billion, and consolidated cash flow from operations for 2025 was $896 million. We continue to focus on our growth pipeline and production profile. In July 2025, the State of Mali granted the Underground Mining Approval for the Company to commence underground operations, including stope ore production at the Fekola Mine—where we also celebrated a significant milestone in 2025 with 4 million ounces of gold produced since inception. On September 15, 2025, we announced the approval of a development decision on the Antelope underground deposit at the Otjikoto Mine, which is expected to be a low-cost underground operation to supplement production and extend Otjikoto’s life into the next decade. Our most significant growth milestone in 2025 was the achievement of commercial production at the Goose Mine in early October 2025. As a Canadian company, we are very proud to have built our first mine in Canada, and, coupled with the significant exploration potential which remains across the Back River Gold District, we are positioned well for growth at Goose in the future. 6. B2GOLD 2026 Management Information Circular

RETURN OF CAPITAL During 2025 we remained well funded and were able to return $117 million to our shareholders by way of dividends and share repurchases under our normal course issuer bid (“NCIB”). Our dividend yield as of December 31, 2025 was 1.8%, remaining in the top quartile of the global gold producers. The NCIB is reflective of our belief that the market continues to undervalue our common shares and that the shares may trade in a price range which may not adequately reflect their value in relation to the business, assets, and prospects of B2Gold from time to time and that purchases of the shares pursuant to the NCIB may represent an appropriate and desirable use of the Company’s capital. We were active under the NCIB in 2025 with repurchases to December 31, 2025 in the aggregate amount of $10 million. In the first quarter of 2026, the Company repurchased a further 16 million shares for CAD $109 million and expects to buy back further amounts as the year progresses. CONTINUED FOCUS ON GROWTH In 2025, key highlights for B2Gold were the completion of construction at the Goose Mine and celebration of the first gold pour in June, the official opening in September, and the achievement of commercial production in early October. These milestone events in Nunavut are due in large part to the hard work and determination of our world-class employees and the support of all stakeholders, in particular the Kitikmeot Inuit Association (“KIA”). We recognize that respect and collaboration with the KIA is central to the license to operate in the Back River Gold District and we will continue to prioritize developing the project in a manner that recognizes Inuit priorities, addresses concerns, and brings long-term socio-economic benefits to the Kitikmeot Region. We look forward to continuing to build on our strong collaboration with the KIA and Kitikmeot communities. The Goose Mine will continue to ramp up in 2026 and early 2027, including crusher circuit modifications identified as necessary for it to achieve its steady-state, life of mine production target of 300,000 ounces of gold per year and continuing over the medium-term. Our continuing exploration success at the Goose Mine and other Back River greenfield targets supports our view that Back River should be regarded as District with significant growth potential. Our 2026 Back River exploration budget of $46 million reinforces this conviction and you can expect to see a continued focus on exploration in the years to come. On July 14, 2025, we announced the positive results of a Feasibility Study (“FS”) on our Gramalote Project. Highlights of the FS include a meaningful production profile with average annual gold production of 177,000 ounces over a 13-year project life and strong project economics with an after-tax net present value discounted at 5% of $941 million and an after-tax internal rate of return of 22.4% at $2,500 gold price. The study also highlights a low-cost operating structure and favourable metallurgical characteristics, reinforcing the project’s potential as a robust and economically attractive asset. We are progressing well on amending the mining and environmental permits and resettlement at Gramalote Project. We expect to make a decision as to next steps at Gramalote by mid-year 2027. On July 30, 2025, we received approval from the State of Mali to begin underground operations at the Fekola Mine, including stope ore production. Underground production commenced in the third quarter of 2025 and was a key contributor to the Fekola Complex’s production in 2025. Underground production is a key production growth-driver for the Fekola Complex over the next few years, and we will focus exploration efforts on it as we seek to increase high grade underground resources. On September 15, 2025, the Board approved a development decision on the Antelope underground deposit at the Otjikoto Mine which we believe has the potential to supplement Otjikoto Mine low-grade stockpile production during the period between 2028 to 2032 and result in a meaningful low-cost production profile for the Otjikoto Mine into the next decade. OVERVIEW OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 7.

SAFETY FIRST B2Gold continues to lead the industry in health and safety, environmental and social initiatives across our operations, guided by our core principles of fairness, respect, transparency, and accountability. Our commitment to responsible mining will be detailed in our upcoming Responsible Mining Report, set for release in May 2026 and I encourage you to explore it. The report showcases our 2025 milestones and achievements, including an impressive ninth consecutive year without an on-site fatality across all operations, while upholding one of the industry’s lowest injury rates. We maintained our Lost Time Injury Frequency Rate and Total Recordable Injury Frequency Rate at mining industry lows of 0.09 and 0.35, respectively. Most notably, our team at Masbate surpassed an outstanding seven years (45.7 million hours) without a Lost Time Injury and Fekola surpassed two years (23.9 million hours) without an LTI. These safety achievements are made possible by our dedicated and diverse global workforce. Of our 6,327 employees globally, approximately 97% are national employees and 13.3% of employees are female. We remain dedicated to creating inclusive and accessible work environments that support individuals from diverse backgrounds, abilities, cultures, and identities. ENVIRONMENTAL RESPONSIBILITY As a responsible mining company, B2Gold is committed to developing its resources in a manner that minimizes environmental and biodiversity impacts. In 2025, we finalized the B2Gold No Net Loss Roadmap, which identifies actions to strengthen our biodiversity management practices and address potential gaps in achieving our commitment to no net loss of critical habitat. In addition, we publish an annual Climate Strategy Report aligned with the recommendations of the Task Force on Climate-related Financial Disclosures (“TCFD”). This report outlines the Company’s approach to identifying and managing physical and transition climate-related risks, as well as actions to reduce our carbon footprint in support of our target to reduce Scope 1 and 2 greenhouse gas emissions by 30% by 2030 for our Fekola, Masbate, and Otjikoto operations, based on a 2021 baseline. B2Gold is committed to reducing GHG emissions through a structured decarbonization pathway. Our approach prioritizes expanding renewable energy, electrification, improving energy efficiency, and adopting emerging carbon reduction technologies. This includes our industry-leading solar power installations at both the Otjikoto and Fekola Mines, as well as the upcoming commissioning of a new solar plant at the Masbate Gold Project. Together, these initiatives reduce heavy fuel oil (“HFO”) consumption while also creating the potential for long-term, community-based power assets beyond the life of the mines—reinforcing our view that responsible mining can deliver lasting benefits for the communities where we operate. Message from the CEO 8. B2GOLD 2026 Management Information Circular

COMMITMENT TO COMMUNITIES B2Gold also remains committed to supporting the well-being of the communities where we operate through management approaches that deliver positive and sustainable outcomes for both our business and our stakeholders. We are grateful for the continued collaboration and trust of governments and communities across our operating jurisdictions. In 2025, B2Gold contributed over $1 billion to governments in Mali, Namibia, the Philippines, Colombia, and Canada through taxes, royalties, and dividends, in addition to investing over $14 million in community development initiatives. In Mali, a key local investment project, the 60-hectare Bafarato hydro-agricultural project in Medinandi, supports communities affected by land acquisition related to the Fekola expansion. Developed under our Livelihood Restoration Plan and in partnership with local stakeholders, the initiative is restoring agricultural production, strengthening food security, and creating sustainable income opportunities for impacted families. At Masbate, a central initiative is the Digital Hub, a dedicated co-working space that connects community members to digital livelihood opportunities, including virtual assistance, web development, and e-commerce, supporting greater participation in the evolving digital economy. B2Gold also contributed towards the relief efforts following typhoon Opong, which struck the region in 2025. In Namibia, B2Gold in partnership with the Ministry of Urban and Rural Development, inaugurated Phase 1 of the Otavi Bulk Water Project in 2025, a significant milestone in improving the town’s water supply. The project, which B2Gold Namibia contributed N$5 million to the joint investment of N$7.5 million, aims to secure reliable water access for the Otavi community, a critical step towards long-term water sustainability. We also established the Mark Dawe Legacy Fund in memory of B2Gold Namibia’s late Managing Director and Country Manager. The Fund provides $100,000 annually to support the Nakayale Private Academy for orphaned and marginalized children and will continue for the duration of our operations in Namibia. At our Back River Gold District in Nunavut, we uphold our long-term commitment to Kitikmeot Inuit through the Back River Inuit Impact Benefit Agreement (“IIBA”) with the KIA signed in 2018. This renewable 20-year agreement ensures land tenure security while maximizing benefits for Kitikmeot Inuit. In 2025, B2Gold Nunavut and the Cambridge Bay-based Redfish Arts Society announced a three-year extension of the Inuit Workplace Experience Program (“IWEP”) following a highly successful pilot focused on delivering skilled trades training to at-risk Inuit youth. In addition, B2Gold was proud to stand beside Inuit and Kitikmeot Community leaders in September 2025 during the Grand Opening of the Goose Mine to make the largest private sector investment in Nunavut’s public housing system’s history. Our donation of CAD $10 million will be used by the Nunavut Housing Corporation to procure and build public housing units in all five Kitikmeot communities. OVERVIEW OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 9.

B2Gold is committed to supporting the communities where we operate, including Vancouver. Through our More Than Mining Fund, we invest in local organizations addressing critical issues such as poverty, mental health, addiction, and family violence. In 2025, we contributed approximately CAD $1 million through this initiative, reinforcing our commitment to community well-being. CONTINUED FOCUS ON EXPLORATION Exploration remains a key focus as B2Gold seeks to both expand its reserve and resource base at its existing operations as well as seeking out greenfield opportunities, including strategic investments in prospective junior exploration companies. We executed another year of aggressive exploration in 2025, spending $61 million in exploration, approximately half of which was at the Back River Gold District, with the goal of enhancing and growing the significant resource base at the Goose Mine and surrounding regional targets. In Namibia, the exploration program at the Otjikoto Mine continued to focus on drilling at the Antelope deposit. In Mali, the exploration program was directed at a more strategic search for near-mine, near-surface sources of additional sulphide-related gold mineralization. In the Philippines, the exploration program at Masbate focused on drilling targets immediately south of mine infrastructure. In 2026, we will continue to invest heavily in exploration, with a budget of $73 million being allocated among brownfield and greenfield opportunities, with approximately 60% being committed to the Back River Gold District. In addition, the search for new joint ventures and strategic investment opportunities will continue, building on existing equity investments including Snowline Gold Corp., AuMEGA Metals Ltd., and Prospector Metals Corp. LOOKING AHEAD Looking ahead to the remainder of 2026 and beyond, B2Gold remains focused on building on our strong sustainability performance while continuing to execute our core strategic priorities. These include maximizing profitable production across our operating mines; advancing our pipeline of development and exploration projects to support disciplined growth; evaluating new exploration, development, and production opportunities; and maintaining an industry-competitive dividend. We are committed to delivering on these objectives in a way that creates long-term value while driving positive outcomes for all stakeholders through responsible and sustainable growth. Earlier in 2026, I announced my intention to retire at this year’s Annual General Meeting, and with my support, the Board of Directors nominated Michael Cinammond, our Senior Vice President, Finance and Chief Financial Officer, as my successor. I believe this is the right time to pass the leadership of B2Gold to the next generation and I have full confidence in Mike and the executive team’s ability to guide the Company through its next successful phases of execution and growth. It has been a great privilege to lead B2Gold since its founding in 2007. Over that time, we have grown the Company through disciplined, well-executed acquisitions and exploration success into a leading gold producer with a diverse portfolio of operating mines and development projects around the world. I am especially proud that, alongside this growth, we have remained grounded in our core values of fairness, respect, transparency, and accountability. Our reputation as an efficient, transparent, and responsible operator has allowed us to attract and retain some of the best people in the industry. I am equally proud of the positive contributions we have made to the communities where we operate—striving to leave a lasting and meaningful impact. I am excited, particularly in my new role as Chair Emeritus, to watch B2Gold continue to create sustainable, long-term value for our shareholders in the years ahead. In closing, I would like to extend my sincere thanks to our employees worldwide, whose commitment to safety, operational excellence, and professionalism continues to underpin our success. Their resilience and dedication over the years have been exceptional. I also wish to thank our Board of Directors for their guidance and support, and to recognize our outstanding executive leadership team. Your ability to lead, adapt, innovate, and execute remains a key strength of our Company. Finally, to our shareholders, thank you for your continued trust and support. Over the past 19 years, your confidence in B2Gold has been essential to our evolution into a safe, responsible, and profitable gold producer. We are grateful for your partnership and remain focused on delivering sustainable long-term value. Yours sincerely, Clive Johnson Clive Johnson President, CEO, Founder and Director Message from the CEO 10. B2GOLD 2026 Management Information Circular

Dear Fellow Shareholders, I am truly honoured to take on the role of leading B2Gold. Having been part of the Company since 2013, and serving as Senior Vice President, Finance and Chief Financial Officer since 2014, I have had the privilege of working alongside many of the talented people who make B2Gold what it is today. I look forward to building on that experience as we continue to grow together. B2Gold is a company defined not only by the strength of its assets, but by the quality, dedication, and integrity of its people. With this strong foundation, I believe we are very well positioned for the future. I’ve been privileged to work alongside Clive and the other founders of B2Gold to see how they built B2Gold into a strong and resilient company. The appointment of Clive as our Chairman Emeritus is a rarely bestowed position in our industry and reflects the enormous contribution he has made to our industry over his career, which spans more than forty years. Over the next couple of months, I will continue to work closely with Clive and alongside our Executive Chair, Board of Directors, management team, and employees across our global operations to continue building on our success. Looking ahead, our short-term focus as a Company needs to be delivering production growth at the Fekola Mine in 2026 and ramping up the Goose Mine to steady state gold production by mid 2027. Beyond this, my focus will be on delivering strong operational performance, maintaining disciplined capital allocation, and continuing to grow the Company in a way that creates long-term value for our shareholders. Just as importantly, we will remain committed to operating responsibly and supporting the communities where we work. In summary, I would like to thank Clive for all that he has done for this Company and our industry over these many years and thank you, our shareholders, for all of your continued trust and support as we move forward into this next chapter together. We will deliver the value that you know is ready to be unlocked in our Company. Yours sincerely, Mike Cinnamond Mike Cinnamond SVP Finance & Chief Financial Officer Message from the Incoming President & CEO MESSAGE FROM THE INCOMING PRESIDENT & CEO OVERVIEW OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 11.

Our vision is to be a responsible mining company, demonstrating leadership by going beyond industry standards and continuing to raise the bar on our own performance. One of the key reasons for our success is delivering on our promises of fairness, respect, transparency and accountability. These principles are part of the B2Gold corporate culture and are applied globally across our corporate social responsibility projects. Vision and Values 12. B2GOLD 2026 Management Information Circular

OVERVIEW OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 13.

Executive Summary

Operational Highlights

B2Gold continued its strong performance in 2025 across all of its operations while maintaining its long-standing commitment to safety and continuous improvement with industry leading safety and lost time performance.

~$117M
RETURNED TO SHAREHOLDERS THROUGH DIVIDENDS AND NCIB

0.09
LOST TIME INJURY[1] FREQUENCY RATE

GOOSE COMMERCIAL PRODUCTION
ACHIEVED IN OCTOBER AFTER FIRST GOLD POUR IN JUNE

FEKOLA UNDERGROUND
COMMENCED PRODUCTION IN JULY FOLLOWING APPROVAL FROM THE STATE OF MALI

~25%
OF TOTAL ELECTRICITY CONSUMED AT OPERATIONS WAS FROM RENEWABLE SOURCES

RECORD ANNUAL REVENUE
ANNUAL REVENUE OVER $3B

- Our industry-leading lost time injury frequency rate and goal of sending everyone home safe continues to be a core focus, with the Masbate Gold Project in the Philippines leading the way with now over seven years (over 45 million hours worked) without a lost time incident.
- Due to our strong operating results and cash position, we have continued to pay dividends with approximately $107 million distributed to Shareholders in 2025.

Governance Highlights

A summary of our key governance practices is below and further details can be found under Corporate Governance beginning on page 34.

- The number of females as managers remains consistent across the organization at 21% for 2025.
- The second cohort of B2Gold's Global Mentorship Program was completed; 19 mentees were paired with 19 mentors with representation from all levels and locations of B2Gold's operations..

☑ Annual individual election of Directors with majority voting	Page 22	☑ Board gender diversity target achieved	Page 40
☑ Lead Independent Director	Page 34	☑ Annual Board self-assessment	Page 37
☑ Board Committees are comprised of 100% Independent Directors	Page 34	☑ Mandatory minimum share ownership for Directors	Page 46
☑ In-camera sessions at each quarterly Board and committee meeting	Page 34	☑ Independent Directors not eligible for stock options	Page 46

Note:
(1) Injury frequency and severity rates are based on 200,000 work hours.

14. B2GOLD 2026 Management Information Circular

Sustainability Highlights Sustainability and maintaining high standards of responsible mining has always been a key part of B2Gold’s business strategy. During 2025, the Company continued activities in support of its social and environmental commitments. Highlights of our activities include: • In Nunavut, Canada, we launched the Kitikmeot Social Investment program in September 2025. Community investment initiatives focus on supporting education and training, community wellness, climate change resiliency, Inuit small business development, and traditional lifestyles, with an emphasis on elders, women, and youth. We also procured approximately 24% of the Back River Gold District’s purchases from Kitikmeot-Qualified Businesses. • In Mali, Fekola continued implementation of the Goungoubato Agricultural Project, a livelihood restoration initiative to support approximately 300 households affected by resettlement. Due to the success of this initiative, Fekola launched the Bafarato Agricultural Project to support households affected by displacement in the Medinandi village area. • At Masbate, the commissioning of an 8.2 MW solar plant is ongoing following damage done by typhoon Opong in September 2025. The solar plant is expected to reduce greenhouse gas (“GHG”) emissions by approximately 8,800 tonnes and reduce HFO consumption by 3.4 million litres per year when fully operational. • In Namibia, we continued to invest into the Otavi water infrastructure network and initiated development of the Otavi Waste Management Facility. As part of social investment transition planning activities, B2Gold engaged new partners for certain community investment projects. • As a result of our continued investment in decarbonization initiatives, 25% of electrictiy for Back River, Fekola, Masbate and Otjikoto was sourced from renewables in 2025. At the Otjikoto Mine, we sourced approximately 79% of electricity consumption from renewables. Annual Sustainability Reporting in accordance with GRI, SASB, and TCFD Page 45 Existing climate strategy and GHG emissions reduction target of 30% by 2030, against a 2021 baseline Page 8 OVERVIEW OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION Annual Sustainability Reporting in accordance with GRI, SASB, and TCFD Page 45 Existing climate strategy and GHG emissions reduction target of 30% by 2030, against a 2021 baseline Page 8 B2GOLD 2026 Management Information Circular 15.

Executive Summary

Executive Compensation Highlights

Annual Say on Pay vote	Page 25	A portion of executive compensation linked to the Company's Climate Energy Action strategy	Page 70
Long-term incentives weighted 50% towards performance-contingent PSUs	Page 68	Anti-Hedging Policy	Page 60
Independent compensation consultant to the Board	Page 62	Annual incentive payments capped at 2x target	Page 61
Annual incentive plan with comprehensive performance targets tied to strategic objectives	Page 70	Mandatory minimum share ownership for NEOs	Page 61
~77% of NEO compensation at-risk in 2025	Page 68	No stock option re-pricing	Page 92
ESG metrics a significant component of executives' Annual Incentive Plan targets	Page 70	Robust Clawback Policy	Page 60



16. B2GOLD 2026 Management Information Circular

Important Notice The Annual General and Special Meeting (the “Meeting”) of the shareholders (“Shareholders”) of B2Gold Corp. (“B2Gold” or the “Company”) is scheduled to take place in person at the Fairmont Hotel Vancouver, Pacific Ballroom, 900 West Georgia Street, British Columbia on Thursday, June 4, 2026 (the “Meeting Date”) at 2:00 p.m. (Vancouver time). Only registered Shareholders, Non-Registered Shareholders who have followed the procedures described in this management information circular (the “Circular”) and their respective proxy holders will be entitled to vote in person at the Meeting. The contents and the sending of this Circular have been approved by the Board. The Company reports its financial results in United States dollars. All references to “$” or “dollars” in this Circular refer to United States dollars unless otherwise indicated, and have been converted to USD using the exchange rate as at December 31, 2025 reported by the Bank of Canada of CAD$1.00 = US$0.73, unless otherwise noted. This Circular includes certain forward-looking information. Please refer to “Cautionary Note Regarding Forward-Looking Information” attached as Schedule “B” hereto. Management Information Circular OVERVIEW OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 17.

NOTICE AND ACCESS This Circular is being sent to both Registered Shareholders and Non-Registered Shareholders (as defined below) of common shares in the capital of the Company (“Common Shares”) using Notice and Access, the delivery procedures that allow the Company to send Shareholders paper copies of a notice of meeting and form of proxy or voting instruction form (“VIF”), while providing Shareholders access to electronic copies of the Circular over the internet or the option to receive paper copies of the Circular if they so request within the prescribed time periods. For more information, please refer to the Notice and Access Notification delivered to you. Non-Registered Shareholders who have previously provided the Company with standing instructions that they wish to receive paper copies of the Circular will continue to be mailed a paper copy of the Circular. Solicitation of Proxies This Circular is furnished in connection with the solicitation of proxies by the Management of the Company for use at the Meeting to be held on the Meeting Date, being Thursday, June 4, 2026, at 2:00 p.m. (Vancouver time) at the Fairmont Hotel Vancouver, Pacific Ballroom, 900 West Georgia Street, Vancouver, British Columbia or at any adjournment thereof for the purposes set forth in the accompanying Notice of Meeting. While it is expected that the solicitation of proxies will be primarily by mail, proxies may also be solicited personally or by telephone by the Directors, officers and regular employees of the Company. Laurel Hill Advisory Group (“Laurel Hill”) is acting as the Company’s proxy solicitation agent. If you have any questions or require assistance in voting your proxy, please contact Laurel Hill by calling 1-877-452-7184 toll free in North America, or 416-304-0211 (outside North America); by texting “INFO” to either number; or by e-mailing assistance@laurelhill.com. The Company will be paying Laurel Hill a fee of CAD $49,500 plus reasonable out-of-pocket expenses. The cost of solicitation will be borne by the Company. Except as required by statute, regulation or policy thereunder, the Company does not reimburse Shareholders, nominees or agents (including brokers holding shares on behalf of clients) for the cost incurred in obtaining from their principals an authorization to execute each form of proxy. 18. B2GOLD 2026 Management Information Circular

Voting Procedures Please carefully review and follow the voting instructions below based on whether you are a Registered or Non-Registered Shareholder of the Company: • You are a “Registered Shareholder” if you have a share certificate or a DRS statement registered in your name representing the Common Shares. • You are a “Non-Registered Shareholder” if you hold Common Shares through a broker, agent, nominee or other intermediary (for example, a bank, trust company, investment dealer, clearing agency, or other institution). Voting is Easy. Vote Well in Advance of the Proxy Deadline on Tuesday, June 2, 2026 at 2:00 p.m. Vancouver Time (the “proxy cut-off time”). Late proxies may be accepted by the Chair of the Meeting in their discretion, with or without notice, and the Chair is under no obligation to accept or reject any particular late proxy. REGISTERED SHAREHOLDER VOTING A proxy will not be valid unless it is signed by the Registered Shareholder, or by the Registered Shareholder’s attorney with proof that they are authorized to sign. If you represent a Registered Shareholder that is a corporation or an association, your proxy should have the seal of the corporation or association and must be executed by an officer or an attorney who has written authorization. If you execute a proxy as an attorney for an individual Registered Shareholder, or as an officer or attorney of a Registered Shareholder that is a corporation or association, you must include the original or notarized copy of the written authorization for the officer or attorney with your proxy form. If the instructions in a form of proxy given to the proxy nominee are certain, the Common Shares represented by proxy will be voted or withheld from voting on any poll in accordance with the instructions of the Shareholder as specified in the proxy with respect to the matter to be acted on. If a choice is not so specified with respect to any such matter, the Common Shares represented by a proxy given to the proxy nominee will be voted in favour of the resolutions referred to in the form of proxy accompanying this Circular, including, for the election of the nominees of management for Directors, approval of certain matters relating to the Restricted Share Unit Plan, and for the appointment of the Auditor. The form of proxy accompanying this Circular confers discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Notice of Meeting and any other matters that may properly come before the Meeting. As at the date of this Circular, Management is not aware of any such amendments or variations, or of other matters to be presented for action at the Meeting. A Shareholder has the right to appoint a person (who need not be a Shareholder) to attend and act for such Shareholder on such Shareholder’s behalf at the Meeting other than the persons designated in the form of proxy, and may exercise such right by inserting the name in full of the desired person in the blank space provided in the form of proxy. Registered Shareholders should note that if they participate and vote on any matter at the Meeting, they will revoke any previously submitted proxy. NON-REGISTERED SHAREHOLDER VOTING If Common Shares are listed in an account statement provided to a Shareholder by a broker, then, in almost all cases, those Common Shares will not be registered in the Shareholder’s name on the records of the Company. Such Common Shares will more likely be registered under the name of an intermediary, typically the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc.), which company acts as a nominee for many Canadian brokerage firms. Common Shares held by brokers (or their agents or nominees) on behalf of a broker’s client may only be voted (for or against resolutions) in accordance with instructions received from the Non-Registered Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for Non-Registered Shareholders. Securities regulatory policies require brokers and other intermediaries to seek voting instructions from Non-Registered Shareholders in advance of Shareholders’ meetings. Each broker or intermediary has its own mailing procedures and provides their own return instructions to clients, which should be carefully followed by Non-Registered Shareholders in order to ensure that their Common Shares are voted at the Meeting. Often the form of proxy or VIF supplied to a Non-Registered Shareholder by its broker is identical to the form of proxy provided by the Company to the Registered Shareholders. However, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or intermediary) how to vote on behalf of the Non-Registered Shareholder. Most brokers delegate responsibility for obtaining instructions from clients to Broadridge in the United States and Canada. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company’s proxy to represent your Common Shares at the Meeting. Non-Registered Shareholders may call a toll-free number or go online to www.proxyvote.com to vote. OVERVIEW OVERVIEW NOTICE AND ACCESS NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 19.

Alternatively, the completed VIF must be returned by mail (using the return envelope provided). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of the Common Shares to be represented at the Meeting and the appointment of any Shareholder’s representative. The Company may utilize Broadridge’s QuickVoteTM system to assist Shareholders with voting their Common Shares. Certain Non-Registered Shareholders who have not objected to the Company knowing who they are (non-objecting beneficial owners) may be contacted by Laurel Hill, which is soliciting proxies on behalf of management of the Company, to conveniently obtain a vote directly over the phone. ASSISTANCE WITH VOTING Shareholders who need assistance with voting their shares should contact Laurel Hill Advisory Group, the proxy solicitation agent, by calling 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America), by texting “INFO” to either number, or by emailingassistance@laurelhill.com. Notice and Access 20. B2GOLD 2026 Management Information Circular

Revocability of Proxies and Change of Proxies In addition to revocation in any other manner permitted by law, a Registered Shareholder who has given a proxy may revoke it by an instrument in writing executed by the Shareholder or by the Shareholder’s attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation. To be valid, an instrument of revocation must be received by the registered office of the Company by fax at (604) 669-1620 or by mail at Lawson Lundell LLP, 1600 – 925 West Georgia Street, Vancouver, British Columbia V6C 3L2, at any time up to and including the last business day preceding the Meeting Date or any adjournment thereof, or provided to the Chair of the Meeting on the day fixed for the Meeting or any adjournment thereof by not later than the time fixed for commencement of such Meeting. Further, Registered Shareholders may change the way they have voted by proxy by sending a new proxy prior to the proxy cut-off time to revoke their previous vote. The latest proxy received by Computershare will be the only one that is valid. A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation. Registered Shareholders may attend and vote in person at the Meeting, and if they do so, any voting instructions they previously gave for such Common Shares will be revoked. Only Registered Shareholders have the right to revoke a proxy. Non-Registered Shareholders can change their vote by contacting their broker or intermediary in sufficient time prior to the Meeting, and prior to their broker’s or intermediary’s cut-off time, to arrange to change the vote and, if necessary, revoke the proxy. Shareholders who have questions or need assistance with voting their shares should contact Laurel Hill Advisory Group, the proxy solicitation agent, by calling 1-877-452-7184 (North American Toll Free) or 416-304-0211 (Outside North America) or by texting “INFO” to either number, or by emailing assistance@laurelhill.com. All references to Shareholders in this Circular and the accompanying form of proxy and Notice of Meeting are to Shareholders as of the Record Date unless specifically stated otherwise. Voting Shares and Principal Holders Thereof The Board of Directors has fixed the close of business on Monday, April 13, 2026 as the Record Date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting or at any adjournment thereof. As at the Record Date, 1,335,911,553 Common Shares were issued and outstanding. Each Common Share outstanding on the Record Date carries the right to one vote. The Company will arrange for the preparation of a list of the Registered Shareholders on such Record Date. Each Registered Shareholder named in the list will be entitled to one vote at the Meeting for each Common Share shown opposite such Shareholder’s name. Registered Shareholders holding Common Shares for the benefit of Non-Registered Shareholders are required to vote such shares as directed by the Non-Registered Shareholders, as more particularly described above. The quorum for the transaction of business at the Meeting is two persons present at the Meeting who hold, or represent by proxy, in aggregate at least 5% of the issued and outstanding Common Shares entitled to be voted at the Meeting. To the knowledge of the Directors and Executive Officers of the Company, as at the Record Date, no shareholder beneficially owns, controls or directs, directly or indirectly, Common Shares carrying 10% or more of the voting rights attached to all outstanding shares of the Company. ACCESSING THE MEETING ON A VIEW-ONLY MODE Shareholders and guests from the United States and Canada may also access the Meeting on a ‘view-only’ mode via the web-based platform. Shareholders and guests who access the Meeting in this manner will only be able to listen to and view the proceedings of the Meeting and will not otherwise be able to participate, vote, or ask questions at the Meeting. To access the Meeting on a view-only mode from the United States and Canada, please visit https://mymeeting.cloud/B2Gold/. OVERVIEW OVERVIEW NOTICE AND ACCESS NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 21.

Notice and Access 1) Election of Directors ~98.9% VOTES RECEIVED IN FAVOUR OF THE ELECTION OF DIRECTORS AT THE 2025 AGM The ten Director Nominees bring a broad range of skills, experiences and expertise to B2Gold’s Board. Information regarding each of the Director Nominees can be found beginning on page 28. Each Director Nominee is nominated for election as a Director of the Company to serve until the next annual general meeting of the Company or until such person otherwise ceases to hold office. THE BOARD RECOMMENDS That you vote FOR each Director Nominee. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR each Director Nominee. MAJORITY VOTING FOR DIRECTORS The Company has a policy (the “Majority Voting Policy”) which requires, unless there is a contested election, any nominee for election as a Director who receives a greater number of votes “withheld” than votes “for” such Director Nominee’s election to tender his or her resignation to the Chair of the Board of Directors immediately following the Meeting, effective on acceptance by the Board. The Corporate Governance and Nominating Committee (“Governance Committee”) will consider the resignation and make a recommendation to the Board. No Director who has tendered his or her offer to resign will attend any meetings of the Governance Committee or the Board where his or her resignation is discussed, or a related resolution is voted upon. Absent exceptional circumstances, the Board will accept the resignation. The Board of Directors will make its final decision and announce the decision in a news release within 90 days following the Meeting. The applicable Director will not participate in any deliberations regarding such Director’s resignation offer. ADVANCE NOTICE OF DIRECTOR NOMINATIONS The Company has adopted an advance notice policy (the “Advance Notice Policy”), which was approved by the Board on April 22, 2014, and ratified, confirmed and approved by the Shareholders on June 13, 2014. The Advance Notice Policy was subsequently amended by the Board on March 13, 2018 to implement certain non-material, clarifying amendments of a housekeeping nature. On February 23, 2021 and April 28, 2021, as part of its continuous review of the Company’s corporate governance practices, the Board approved certain additional amendments to the Advance Notice Policy, which amendments were ratified by the Shareholders at the Company’s annual general and special meeting on June 11, 2021. Through the Advance Notice Policy, the Directors of the Company are committed to: 1. Facilitating an orderly and efficient annual general or, where the need arises, special meeting, process. 2. Ensuring that all Shareholders receive adequate notice of the Director nominations and sufficient information with respect to all nominees. 3. Allowing Shareholders to register an informed vote having been afforded reasonable time for appropriate deliberation. The purpose of the Advance Notice Policy is to provide Shareholders, Directors and management of the Company with a clear framework for nominating Directors. Business of the Meeting 22. B2GOLD 2026 Management Information Circular

The Advance Notice Policy fixes a deadline by which holders of record of Common Shares must submit Director nominations to the Company prior to any annual general and/or special meeting of Shareholders and sets forth the information that a Shareholder must include in the notice to the Company for the notice to be in proper written form in order for any Director Nominee to be eligible for election at any annual general and/or special meeting of Shareholders. No Director nominations have been made by the Shareholders in connection with the Meeting under the terms of the Advance Notice Policy as at the date of this Circular. DIRECTOR NOMINEES Each Director elected will hold office until the next annual general meeting of the Company or until such Director’s successor is elected or appointed, unless such Director’s office is earlier vacated in accordance with the Articles of the Company or with the provisions of the Business Corporations Act (British Columbia) (the “BCBCA”). Management does not contemplate that any of the Director Nominees will be unable to serve as a Director; however, if for any reason any of the Director Nominees do not stand for election or are unable to serve as such, the Common Shares represented by properly executed proxies given in favour of management’s nominee(s) may be voted by the management proxyholder, in such person’s discretion, in favour of another nominee. 2) Appointment of Auditor ~96.6% VOTED IN FAVOUR OF THE APPOINTMENT OF THE AUDITOR AT THE 2025 AGM Management proposes the appointment of Pricewaterhouse-Coopers LLP as Auditor of the Company to hold office until the next annual meeting of the Company and will also propose that the Directors of the Company be authorized to fix the remuneration to be paid to the Auditor. PricewaterhouseCoopers LLP was first appointed Auditor of the Company on September 18, 2007. THE BOARD RECOMMENDS That you vote FOR the appointment of PricewaterhouseCoopers LLP. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the appointment of PricewaterhouseCoopers LLP. OVERVIEW OVERVIEW NOTICE AND ACCESS NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 23.

Business of the Meeting 3) RSU Plan Maximum Increase of 10,000,000 Shares In its continued effort to build upon and enhance long-term Shareholder value by providing a greater alignment of interests between management and Shareholders, the Company adopted a Restricted Share Unit Plan (the “RSU Plan”), which was approved by Shareholders on June 10, 2011 and amended from time to time. The Board recommends that, at the Meeting, the RSU Plan be amended to increase the maximum number of Common Shares issuable under the RSU Plan from 30,000,000 to 40,000,000 Common Shares, representing approximately 2.99% of the Company’s issued and outstanding Common Shares as at the date of this Circular (the “Amended RSU Plan”). The Amended RSU Plan has been conditionally approved by the Board and the Toronto Stock Exchange (the “TSX”), subject to Shareholder approval. The remaining provisions of the RSU Plan are unchanged. For a description of the RSU Plan, including the Amended RSU Plan, please refer to Schedule “A” to this Circular. If the RSU Plan Resolution (as defined below) is approved at the Meeting, the RSU Plan will take effect at the close of business on the Meeting Date. If the RSU Plan Resolution is not approved at the Meeting, the Amended RSU Plan will not become effective and the current RSU Plan will remain in effect. RESOLUTION APPROVING THE RSU PLAN MAXIMUM SHARES The resolution approving the Amended RSU Plan (the “RSU Plan Resolution”) must be approved by a majority of the votes cast by the holders of Common Shares present or represented by proxy at the Meeting. The text of the RSU Plan Resolution, which will be presented at the Meeting and, if deemed appropriate, adopted with or without variation, is as follows: “IT IS RESOLVED, as an ordinary resolution that; 1. subject to receipt of all applicable regulatory approvals, including the Toronto Stock Exchange, the aggregate number of Common Shares issuable under the Company’s Restricted Share Unit Plan is increased from 30,000,000 to 40,000,000 Common Shares, and the Amended RSU Plan, as described in the Management Information Circular of the Company, is hereby ratified, confirmed and approved; 2. any one Director or officer of the Company is authorized and directed on behalf of the Company to execute all documents and to do all such other acts and things as such Director or officer may determine to be necessary or advisable to give effect to the foregoing provisions of this resolution.” THE BOARD RECOMMENDS That you vote FOR the “RSU Plan Resolution”. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the “RSU Plan Resolution”. 24. B2GOLD 2026 Management Information Circular

4) Advisory Vote on Executive Compensation ~93.2% VOTED IN FAVOUR OF THE ADVISORY VOTE ON EXECUTIVE COMPENSATION AT THE 2025 AGM The Company endorses a “Pay for Performance” approach for executive compensation in order to reinforce the linkages between compensation and the Company’s strategic objectives and risk management processes. We believe that a “Pay for Performance” philosophy achieves the goal of attracting and retaining talented executives by rewarding behaviours that reinforce the Company’s values while also delivering on its corporate objectives, thereby aligning executives’ interests with those of our Shareholders. In considering its approach to executive compensation, the Board takes into account the results of the Shareholder vote for “Say on Pay”, together with feedback it receives from Shareholders. The Say on Pay advisory vote held at the 2025 annual general meeting of Shareholders (“2025 AGM”) was supported with 93.2% approval. While this outcome was strongly supportive of the Company’s approach to the executive compensation program, the Compensation Committee, in conjunction with its independent compensation consultant, continues to review current market practices regarding executive compensation and will continue to seek Shareholder feedback to discuss compensation and governance matters and provide Shareholders the opportunity to express any concerns in its review of the executive compensation program during 2025. For a detailed discussion of the Company’s executive compensation program, please see “Executive Compensation” below. The purpose of the “Say on Pay” advisory vote is to give Shareholders a formal opportunity to provide their views on the disclosed objectives of the executive compensation plans, and on the plans themselves, by voting on the following resolution: “IT IS RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders of the Company accept the approach to executive compensation disclosed in the Circular delivered in advance of the Meeting.” As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions. In the event that the “Say on Pay” advisory resolution is not approved by a majority of the votes cast at the Meeting, the Board will consult with its Shareholders (particularly those who are known to have voted against it) to understand their concerns and will review the Board’s approach to compensation in the context of those concerns. The Company will disclose the results of the Shareholder “Say on Pay” advisory vote as a part of its report on voting results for the Meeting. THE BOARD RECOMMENDS That you vote FOR the “Say on Pay”. Unless otherwise instructed, the persons named in the accompanying proxy intend to vote FOR the “Say on Pay”. OVERVIEW OVERVIEW NOTICE AND ACCESS NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 25.

UNITED KINGDOM 10% SOUTH AFRICA 10% UNITED ARAB EMIRATES 10% UNITED STATES 10% 5) Information Regarding the Director Nominees The Board has determined that ten (10) Directors are to be elected to hold office until the next annual meeting of Shareholders. The following pages provide relevant information on each of the Director Nominees. Business of the Meeting 80% OF OUR DIRECTOR NOMINEES ARE INDEPENDENT AT THE TIME OF THE MEETING NO OVERBOARDED DIRECTOR NOMINEES BASED ON MARKET-LEADING PROXY ADVISORY FIRMS’ CRITERIA DIVERSITY MALE 60% FEMALE 40% *Including one (1) ethnically diverse Director Nominee. GEOGRAPHIC MIX CANADA 60% AGE 61-70 60% 71+ 10% 40-60 30% TENURE 13+ Years 10% 7-12 Years 20% 0-6 Years 70% 26. B2GOLD 2026 Management Information Circular

OVERVIEW OVERVIEW NOTICE AND ACCESS NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 27.

Business of the Meeting

Director Nominees



KELVIN DUSHNISKY
Director, Executive Chair

Ontario Canada
Director Since: 2023
Tenure: <3 years
Other Public Directorships:
Lithium Americas Corp.
Doman Building Materials Group Ltd.[1]

Kelvin Dushnisky was appointed Executive Chair on February 23, 2026. He is an accomplished executive with extensive global experience in the mining industry, having held senior leadership roles across corporate strategy, operations, and governance. He served as Chief Executive Officer and a Director of AngloGold Ashanti Limited from 2018 to 2020, where he led the execution of the company's strategic priorities and oversaw a global portfolio of mining operations and projects across Africa, South America, and Australia, as well as exploration interests and investments in Canada and the USA.

Prior to this, Mr. Dushnisky spent 16 years with Barrick Gold Corporation, ultimately serving as President and as a member of its Board of Directors. Earlier in his career, he held senior executive and board positions with several private and public companies. Mr. Dushnisky currently serves on the Boards of Directors of Lithium Americas Corporation and Doman Building Materials Group[1]. He holds a Bachelor of Science (Honours) degree from the University of Manitoba and Master of Science and Juris Doctor degrees from the University of British Columbia. He is a member of the Law Society of British Columbia and the Canadian Bar Association.

Among numerous other industry and related associations, Mr. Dushnisky is past Chair of the World Gold Council and a former member of the International Council on Mining and Metals (ICMM) CEO Council. He is a member of the Senate of Toronto-based University Health Network (UHN).

Voting Results of 2025 AGM	Meetings Attended		
76.2% (For)	Board	7 of 7	100%
	Compensation Committee	7 of 7	100%
	Governance Committee	5 of 5	100%

Ownership Requirement	Achieved	Common Shares[2]	DSUs[2]
3x Annual Retainer	✓	100,000	383,118

Notes:
(1) Kelvin Dushnisky is not standing for re-election and will cease to be a Director on May 8, 2026.
(2) As of December 31, 2025.



MIKE CINNAMOND
Director Nominee and Incoming President and CEO

British Columbia, Canada
Director Since: N/A
Tenure: N/A
Other Public Directorships:
Onyx Gold Corp.
Contango Silver & Gold Inc.

Michael Cinnamond brings more than 25 years of experience in the mining industry sector and has a deep knowledge of B2Gold and his experience in strategy corporate development, capital allocation and financial management of projects and operations around the world. Effective June 4, 2026 he will transition to the role of B2Gold's President and CEO. As of the date of this Circular, he serves as the Senior Vice President of Finance and Chief Financial Officer of B2Gold, a position he held since April 2014. Before joining B2Gold in 2013, Mr. Cinnamond was an audit partner at PricewaterhouseCoopers LLP, where he was the BC Resources Leader for the mining, forestry and energy and utilities practices.

Mr. Cinnamond currently serves on the Boards of Directors of Onyx Gold Corp and Contango Silver & Gold Inc. Previously, he was a Director of HighGold Mining Inc. prior to its acquisition by Contango, a Director at the Canuck Place Children's Hospice and the President of the Canadian Institute of Mining ("**CIM**") for 2023-2024.

He is a member of the Institute of Chartered Accountants of BC and holds an LL.B. designation from the University of Exeter.

Meetings Attended		
N/A		

Ownership Requirement[1]	Achieved	Common Shares[2]	DSUs
3x Annual Base Salary	✓	137,501	-

Notes:
(1) Mr. Cinnamond already meets the CEO share ownership guideline. Please also reference the Summary Compensation Table on page 75 to see Mr. Cinnamond's additional share-based compensation holdings.
(2) As of December 31, 2025.

28. B2GOLD 2026 Management Information Circular

OVERVIEW | NOTICE AND ACCESS | CORPORATE GOVERNANCE | EXECUTIVE COMPENSATION



GREG BARNES
Lead Independent Director

Ontario Canada
Director Since: 2024
Tenure: <2 years
Other Public Directorships:
None

Greg Barnes brings over 30 years of experience in the global mining industry, with a distinguished career in equity research on multiple M&A transactions and mining development. Most recently, he served as Managing Director, Head of Mining Equity Research at TD Securities. Mr. Barnes joined TD Securities in 2005 and oversaw the North American precious and base metal sectors.

Prior to TD Securities, Mr. Barnes held senior roles as Vice President, Mining Analyst at both Canaccord Capital and Yorkton Securities. Earlier in his career, he worked with Kennecott Canada, a subsidiary of Rio Tinto, and with Falconbridge Ltd., where he was involved in corporate development and marketing. He also spent several years as an exploration geologist in Northern Ontario and Newfoundland.

Mr. Barnes holds a Bachelor of Science in Geology from Queen's University and a Master of Business Administration from York University.

Voting Results of 2025 AGM	Meetings Attended		
99.3% (For)	Board	7 of 7	100%
	Audit Committee	4 of 4	100%

Ownership Requirement	Achieved	Common Shares[1]	DSUs[1]
3x Annual Retainer	✓	50,000	47,489

Note:
(1) As of December 31, 2025.



KEVIN BULLOCK
Independent Director

Ontario Canada
Director Since: 2013
Tenure: 12 Years
Other Public Directorships:
NexGold Mining Corp. (formerly Signal Gold Inc.)

Kevin Bullock has over 35 years of senior level experience in mining exploration, development, and operations. He has held senior leadership roles across the mining sector, guiding projects from inception, through exploration, development and to production.

Mr. Bullock was the founding President and Chief Executive Officer of Goldcrest Resources Ltd., which later became Volta Resources Inc. He was instrumental in the growth of Volta from a shell company through to its ultimate sale to B2Gold at the end of 2013. Prior to Volta, Mr. Bullock was part of a team that purchased the Macassa Mine and created the beginning of Kirkland Lake Gold. Mr. Bullock was also the General Manager for West Africa for Iamgold Corporation from 1994 to 1997, in which time it went from a private company to a public company. During this time Mr. Bullock was also co-Manager of the Ashanti-Iamgold Alliance in West Africa.

He currently serves as President, Chief Executive Officer, and Director of NexGold Mining Corp., where he continues to lead strategic growth and development initiatives. Mr. Bullock is a registered Professional Engineer in Ontario and Nova Scotia.

Voting Results of 2025 AGM	Meetings Attended		
98.8% (For)	Board	7 of 7	100%
	Audit Committee	4 of 4	100%
	Sustainability Committee	4 of 4	100%

Ownership Requirement	Achieved	Common Shares[1]	DSUs[1]
3x Annual Retainer	✓	67,619	353,117

Note:
(1) As of December 31, 2025.

B2GOLD 2026 Management Information Circular 29.

Business of the Meeting



LIANE KELLY
Independent Director

Ontario Canada
Director Since: 2020
Tenure: 6 Years
Other Public Directorships:
None

Liane Kelly is a CSR professional with extensive experience in environment, social, and governance ("**ESG**") oversight. Her expertise focuses on developing sustainability strategies, managing social risk, and designing methodologies to achieve meaningful community investment outcomes. Earlier in her career, Ms. Kelly worked as an exploration geophysicist in the global mining sector, bringing a technical foundation to her ESG leadership.

Ms. Kelly previously served on the Board of Directors of Amaroq Ltd. and has advised other boards on governance, board performance and diversity, and employee ownership initiatives.

She holds a Bachelor of Science in Engineering Physics from Queen's University and a postgraduate Certificate in International Development from the University of British Columbia. Ms. Kelly is a registered Professional Engineer in Ontario, has earned a Company Directors Diploma from the Australian Institute of Company Directors, and is a member of the Institute of Corporate Directors (ICD) of Canada.

Voting Results of 2025 AGM	Meetings Attended[1]		
99.1% (For)	Board	7 of 7	100%
	Compensation Committee	7 of 7	100%
	Sustainability Committee	4 of 4	100%

Ownership Requirement	Achieved	Common Shares	DSUs[1]
3x Annual Retainer	✓	-	364,367

Note:
(1) As of December 31, 2025.



JERRY KORPAN
Independent Director

London, England
Director Since: 2007
Tenure: 18 Years
Other Public Directorships:
None

Jerry Korpan is a seasoned finance professional with a long-standing career in international capital markets and corporate leadership. He began his career at Merrill Lynch in 1978 and later joined Yorkton Securities in 1988, where he served as Managing Director of Yorkton Securities UK until 1999. Mr. Korpan also served as a Director of Bema Gold Corporation from 2002 to 2007 and was Chairman of Mitra Energy until 2016.

Mr. Korpan holds a Bachelor of Arts from the University of Alberta and a graduate degree from the University of Portland. He also completed executive education in accounting, financial analysis, and project and infrastructure finance at the City of London Business School in 1996.

Voting Results of 2025 AGM	Meetings Attended		
98.58% (For)	Board	7 of 7	100%
	Audit Committee	4 of 4	100%

Ownership Requirement	Achieved	Common Shares[1]	DSUs[1]
3x Annual Retainer	✓	2,480,000	369,532

Note:
(1) As of December 31, 2025.

30. B2GOLD 2026 Management Information Circular

OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE EXECUTIVE COMPENSATION



THABILE MAKGALA
Independent Director

Johannesburg, South Africa
Director Since: 2023
Tenure: <3 years
Other Public Directorships:
None

Thabile Makgala is a mining executive with over 20 years of experience spanning mining operations, technical services, and strategic leadership across multiple commodities and jurisdictions. She currently serves as Executive Vice President: People, SHE, Risk and Corporate Affairs at Sasol Group Limited. Prior to Sasol, she was the Vice President, Health, Safety, Environment, Security, and Communities (HSESC) at Rio Tinto Minerals (2023-2025), where she led ESG initiatives across the company's global operations.

Prior to joining Rio Tinto, Ms. Makgala held senior leadership roles including Mining Executive at Impala Platinum Holdings Limited (Implats) (2018–2023), and Head of Technical Services at Gold Fields Limited. From 2010 to 2015, she was with AngloGold Ashanti, serving as Business Process Improvement Manager and Senior Manager, Strategy and Business Planning. She spent the first nine years of her career at Gold Fields Limited (2001-2009) in engineering roles.

Raised and educated in South Africa, Ms. Makgala brings a deep understanding of the regional mining landscape. Her international experience includes work in South Africa, Canada, Mozambique, Madagascar, Mali, Guinea, Ghana, and Tanzania, with expertise across mineral sands, iron ore, gold, coal, and platinum sectors.

Ms. Makgala holds a Bachelor of Science in Mining Engineering from the University of the Witwatersrand, a Master of Business Administration in Business Strategy from Stellenbosch Business School and completed Harvard Business School's Senior Executive Program – Africa.

Voting Results of 2025 AGM	Meetings Attended		
99.4% (For)	Board	7 of 7	100%
	Sustainability Committee	4 of 4	100%

Ownership Requirement	Achieved	Common Shares	DSUs[(1)]
3x Annual Retainer	✓	–	135,688

Note:
(1) As of December 31, 2025.



DCS (BASIE) MAREE
Independent Director

Dubai, United Arab Emirates
Director Since: 2024
Tenure: <2 years
Other Public Directorships:
None

DCS (Basie) Maree is a veteran mining executive with over 40 years of international mining experience in operations, technical leadership, and capital project development, and corporate governance across multiple jurisdictions and mining environments. He has held senior roles including Chief Operating Officer, Chief Technical Officer, and Mine General Manager across both underground and open-pit operations. Mr. Maree was the Chief Operating Officer of Allied Gold Corporation, following executive and senior management positions at Barrick Gold, AngloGold Ashanti, Anglo American, Coeur Mining, and Allied Gold.

Mr. Maree currently is the Chief Operating Officer and a member of the Board of Directors of Atlantic Precious Metals Trading FZCO. Mr. Maree has served on several company boards and was a founding member and Director of the International Cyanide Management Institute for the United National Environmental Programme (UNEP).

He holds a National Diploma in Extractive Metallurgy from the University of Johannesburg and a Bachelor of Technology (Cum Laude) in Environmental Management from Tshwane University of Technology. Mr. Maree has also completed executive education programs at INSEAD and the University of Oxford.

Voting Results of 2025 AGM	Meetings Attended		
99.4% (For)	Board	7 of 7	100%
	Sustainability Committee	4 of 4	100%

Ownership Requirement	Achieved	Common Shares[(1)]	DSUs[(1)]
3x Annual Retainer	✓	111,500	47,489

Note:
(1) As of December 31, 2025.

B2GOLD 2026 Management Information Circular 31.

Business of the Meeting



MARY-LYNN OKE
Independent Director

Manitoba, Canada
Director Since: August, 2025
Tenure: <1 Year
Other Public Directorships:
NexGold Mining Corp.
Jaguar Mining Inc.

Mary-Lynn Oke has over 25 years of experience spanning corporate finance, taxation, treasury, and senior leadership roles. She was previously with Hudbay Minerals Inc., where she was the Vice President, Finance and the Chief Financial Officer of its Manitoba Business Unit.

Ms. Oke currently serves on the Boards of Directors of NexGold Mining Corp. and Jaguar Mining Inc. In addition to her board roles, Ms. Oke provides senior financial and strategic advisory services to organizations, helping them enhance operational efficiency and business performance.

Ms. Oke holds an Honours Bachelor of Arts in Business Administration from the Richard Ivey School of Business and is a Chartered Professional Accountant.

Meetings Attended(1)		
Board	3 of 3	100%
Audit Committee	2 of 2	100%

Ownership Requirement	Achieved	Common Shares(2)	DSUs(2)
3x Annual Retainer	By 2030	8,650	10,790

Notes:
(1) Ms. Oke was appointed as a member of the Board and Audit Committee on August 6, 2025.
(2) As of December 31, 2025.



ROBIN WEISMAN
Independent Director

Virginia, USA
Director Since: 2017
Tenure: 8 Years
Other Public Directorships:
None

Robin Weisman is a finance and investment professional with extensive experience in the global resource sector, specializing in risk mitigation, corporate social responsibility, and gender equity in development finance. She joined B2Gold following a distinguished 22-year career at the International Finance Corporation ("**IFC**") in Washington, D.C., where she served as Principal Investment Officer. At IFC, Ms. Weisman led teams to invest debt and equity in projects valued up to $9 billion, and advised clients on risk mitigation strategies in developing countries. Her work at IFC included developing a renowned sub-specialty in managing risk through effective CSR strategies, particularly in advancing the role of women across the resource development sector.

Prior to IFC, Ms. Weisman held senior roles in international finance, including Vice President at Standard Chartered Bank, where she focused on structured trade finance, and executive positions at Citibank, specializing in emerging market currencies. Prior to these positions, she provided financial forecasting and competitive analysis at CBS Television Network.

Ms Weisman is on the board of the non-profit Kid Power Inc. in Washington, DC. Prior board experience includes INV Metals and Nomad Royalty Inc where she served on the audit, governance, sustainability and compensation committee while also Lead Director for the latter.

Ms. Weisman holds a Bachelor of Science from the University of Illinois and a Master of Business Administration from the University of Chicago. She has earned an ICD.D designation from the Institute of Corporate Directors in partnership with the Rotman School of Management and is a member of the National Association of Corporate Directors.

Voting Results of 2025 AGM
98.03%
(For)

Meetings Attended		
Board	7 of 7	100%
Governance Committee (Chair)	5 of 5	100%
Audit Committee	4 of 4	100%

Ownership Requirement	Achieved	Common Shares(1)	DSUs(1)
3x Annual Retainer	✓	3,308	369,532

Note:
(1) As of December 31, 2025

32. B2GOLD 2026 Management Information Circular

Cease Trade Orders, Bankruptcies, Penalties or Sanctions Cease Trade Orders Director Has any Director Nominee, as at the date of this Circular, or within ten years before the date of this Circular, been a Director, Chief Executive Officer or Chief Financial Officer of any company (including the Company), that; 1. was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation, and in each case that was in effect for a period of more than 30 consecutive days (collectively, an “Order”), that was issued while the Director Nominee was acting in the capacity as Director, Chief Executive Officer or Chief Financial Officer; or 2. was subject to an Order that was issued after the Director Nominee ceased to be a Director, Chief Executive Officer or Chief Financial Officer and which resulted from an event that occurred while that person was acting in the capacity as Director, Chief Executive Officer or Chief Financial Officer? None Company Bankruptcy Has any Director Nominee, as at the date of this Circular, or within ten years before the date of this Circular, been a Director or executive officer of any company (including the Company) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets? None Personal Bankruptcy Has any Director Nominee, within the ten years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of the Director Nominee? None Penalties or Sanctions Has any Director Nominee been subject to penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or any other penalties or sanctions imposed by a court or regulatory body that would be likely to be considered important to a reasonable security holder in deciding whether to vote for a proposed Director? None The foregoing information, not being within the knowledge of the Company, has been furnished by the respective Director Nominees. OVERVIEW OVERVIEW NOTICE AND ACCESS NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 33.

complementary skill, knowledge and experience in the mining industry. The Board of Directors is currently comprised of ten Directors, and there are ten Director Nominees. The Board of Directors considers eight of the ten Director Nominees as currently independent in accordance with the definition of “independence” set out in National Instrument 52-110 (“NI 52-110”), as it applies to the Board of Directors, and in accordance with the applicable rules of the NYSE American. Kelvin Dushnisky as Executive Chair is not considered to be independent, and neither is Mike Cinnamond given his current role as the Chief Financial Officer (“CFO”) of the Company and as his incoming role as Chief Executive Officer (“CEO”) of the Company. Upon the election of the Director Nominees, the majority of the Directors will be independent. To facilitate the exercise of independent judgement by the Board in carrying out its responsibilities, all of the Board’s Committees are comprised of solely Independent Directors. Each member of the Audit Committee and the Compensation Committee is considered to be independent for the purposes of NI 52-110, the rules of the NYSE American and, where applicable, Rule 10A-3 of the U.S. Exchange Act of 1934, as amended (the “Exchange Act”). The Independent Directors hold in-camera sessions, without management or Non-Independent Directors, during each quarterly Board meeting, and at other times as deemed appropriate. They also maintain ongoing communication as circumstances require. The Board is confident that sufficient procedures are in place to support its independent operations. In-camera sessions of the Independent Directors were held at all regularly scheduled quarterly Board and Committee meetings. Effective February 23, 2026, the Board approved the creation and appointment of two new roles, the Executive Chair (Kelvin Dushnisky) and Lead Independent Director (Greg Barnes). As at the Meeting Date, Kelvin Dushnisky will have ceased to be a director of Doman Building Materials Group Ltd. The Executive Chair provides leadership to the Board of Directors and Senior Management and is responsible for overseeing the effective functioning and governance of the Board in its supervision of the management of the Company’s business and affairs. The Executive Chair works closely with the Lead Independent Director, committee chairs, and Senior Management to ensure the Board operates effectively and in accordance with the Company’s corporate governance framework. The Board of Directors is committed to robust corporate governance practices that are both in the interest of stakeholders and contribute to effective and efficient decision making. National Policy 58-201, Corporate Governance Guidelines (“NP 58-201”) establishes corporate governance guidelines which apply to public companies. The Company has reviewed its own corporate governance practices in light of these guidelines and the Board considers that the Company’s corporate governance practices substantially comply with NP 58-201. The Board will continue to review with Management the corporate governance practices of the Company to ensure that they are sound. In accordance with National Policy NI 58-101, Disclosure of Corporate Governance Practices (“NI 58-101”) the Company is required to disclose, on an annual basis, its approach to corporate governance. The following is a description of the Company’s approach to corporate governance. Board of Directors The Board considers its composition and size on an ongoing basis. Directors are recruited from time to time with a view to achieving and maintaining a majority of Independent Directors while at the same time maintaining CORPORATE GOVERNANCE 34. B2GOLD 2026 Management Information Circular

The Executive Chair’s responsibilities include providing strategic guidance to the Board and Senior Management, overseeing Board processes and meeting agendas, ensuring the Board and its committees discharge their respective mandates, supporting director recruitment and succession planning, and assisting the Board in its oversight of risk management, internal controls, and senior management performance and succession planning. In addition, the Executive Chair also acts as an advisor to the Chief Executive Officer on matters of strategic significance, supports capital markets and stakeholder engagement initiatives, and may represent the Company in shareholder and stakeholder matters, including presiding over shareholder meetings. Overall, the Executive Chair plays a key role in ensuring strong corporate governance, effective Board oversight of management, and alignment between the Company’s strategic objectives and Board oversight responsibilities. The Lead Independent Director provides independent leadership to the Board and helps ensure that the Board functions independently of management and in accordance with strong corporate governance practices. The Lead Independent Director presides over in-camera sessions of the independent directors, chairs Board meetings in the absence of the Executive Chair, works with the Executive Chair on Board agendas and information provided to the Board, acts as a liaison between the independent directors and management, supports shareholder engagement on governance matters where appropriate, and assists the Board in maintaining independence standards and effective oversight of management and the Company’s business and affairs. There are no material related party transactions involving any Director of the Company. Oversight of Risk Management One of the primary responsibilities of the Board is to determine the process followed to identify and manage major risks faced by the Company. Identifying and effectively managing risks allows B2Gold to operate efficiently and generate stakeholder value. The Company has a Risk Management Framework which defines a risk hierarchy and utilizes robust functional risk workshops for the identification and assessment of risks as well as the mapping of and relevant controls. As per the Risk Management Framework, the senior executive team receives risk reports regularly and engages in the execution of mitigations strategies and the calibration of the escalation of risks to the Board. The SVP Legal and Corporate Communications and the Chief Financial Officer, together with other members of Management, provide regular updates on the Company’s strategy, industry landscape and key risks to the Board. This is done to ensure that strategic oversight remains a dynamic and ongoing collaboration, drives accountability and provides our Board with visibility over management of responses to risks. The Board addresses key risks taking into consideration B2Gold’s strategy and significant operational, financial and business developments. The review of the risk management process and the list of key risks is primarily a responsibility of the Audit Committee and risk reports reviewed by the Audit Committee are also reviewed by the entire Board when the Committee deems it appropriate. Board Charter and Position Descriptions A copy of the Charter of the Board of Directors is available on the Company’s website at https://www.b2gold.com/ about/corporate-governance/. The Board has developed written position descriptions for the Executive Chair, Lead Independent Director and the chair of each Committee of the Board (see “Board of Directors” for details). A written position description has also been developed for the President and CEO. The responsibilities of the President and CEO include managing the efficient and effective operation of the Company, assisting the Board in establishing and overseeing the implementation and execution of the strategy of the Company and ensuring all material matters affecting the Company are brought to the attention of the Board. BOARD TENURE OF INDEPENDENT DIRECTORS HAS DECREASED FROM 10.4 YEARS IN 2022 TO 5 YEARS 7 out of 10 DIRECTOR NOMINEES HAVE BEEN APPOINTED IN THE PAST FIVE YEARS OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 35.

Corporate Governance

Shareholder Engagement

We have a Disclosure, Confidentiality and Insider Trading Policy (the "**Disclosure Policy**") that guides our commitment to providing timely, factual, and accurate disclosure of material information about the Company to our Shareholders, the financial community, and the public.

The Company has adopted disclosure practices that ensure material information is disclosed to investors, analysts, and all members of the public in accordance with applicable securities laws. Any communications or meetings with our Shareholders or others will comply with those disclosure practices. The Board reviews and approves the contents of major disclosure documents, including our annual and quarterly financial reports to Shareholders, Annual Information Form, and Circular. A copy of our Disclosure Policy is available on our website https://www.b2gold.com/corporate/governance.

Communications regarding our business and operations, financial results, and strategy are provided by senior management periodically throughout the year in many ways, including our annual and quarterly financial reports, Annual Information Form, Responsible Mining Report, news releases, and through industry and investor conferences and meetings with analysts and investors. Management also hosts conference calls and webcasts for quarterly earnings releases and major corporate developments as soon as practical after they are publicly announced. These disclosure documents, investor presentations, conference calls, and webcasts are available through our website at www.b2gold.com/investors.

INVESTOR ENGAGEMENT EVENTS IN 2025

Event	Date	Location
Mining Indaba	February 3 – 6	Cape Town, South Africa
BMO Global Metals & Mining Conference	February 23 – 26	Hollywood, FL
PDAC	March 2 – 5	Toronto, ON
BofA Global Mining Conference	May 13 – 14	Barcelona, Spain
RBC Mining & Metals Conference	June 12 – 13	New York, NY
Gold Forum Americas	September 14 – 17	Colorado Springs, CO
Paris Marketing Day	November 20	Paris, France
Scotiabank Texas Gold & Copper Conference	November 21	Austin, TX
NBF London CEO Mining Conference	November 24 – 25	London, UK
Scotiabank Mining Conference	December 1 – 3	Toronto, ON

Throughout the year, the Company also engaged extensively with institutional and retail Shareholders through various calls or virtual meetings. In addition, in the past two years, as part of our effort to promote improved Shareholder engagement, the Board Chair requested meetings with our top 11 institutional Shareholders and conducted meetings with all parties who accepted the invitation.

B2Gold and Mr. Dushnisky acknowledged shareholder sentiment regarding the number and type of board roles he held in 2024 and 2025, respectively, which resulted in voting results of less than 80% support. Accordingly, in the 2025 and 2026 proxy seasons the Company and Mr. Dushnisky met with several of the Company's top 20 shareholders to discuss any concerns they may have, including the topic of Mr. Dushnisky's board roles. During these discussions, Mr. Dushnisky reaffirmed his commitment and capacity to attend to all matters relating to the Company. In addition, to address the concern, Mr. Dushnisky has advised that he will not stand for re-election on the Doman Building Materials Group Board of Directors in 2026 and the Company believes this will remedy shareholders' concern. In B2Gold's experience, Mr. Dushnisky has the ability to, and has consistently demonstrated, that he is able to manage his professional commitments appropriately and adequately throughout his tenure at B2Gold.

36. B2GOLD 2026 Management Information Circular

Shareholders can contact the Executive Chair or the Governance Committee Chair by mail (marking the envelope “Confidential”) or by email to the following: CONFIDENTIAL Attention: Executive Chair or Governance Committee Chair B2Gold Corp. Park Place 3400 – 666 Burrard Street Vancouver, BC V6C 2X8 Email Executive Chair: kdushnisky@b2gold.com Governance Committee Chair: rweisman@b2gold.com Director Skills and Experience The Board of Directors and the Governance Committee review the experience, qualifications and skills of our Directors each year to ensure that the composition of the Board of Directors and committees and the competencies and skills of the members are in line with the evolving needs of the Company. The Board maintains a skills matrix to identify and evaluate the competencies and skills of the members based on the individual experience and background of each Director. The skills matrix is reviewed and updated each year based on self-assessment by each Director whereby each Director is asked to rate their experience and background in a variety of key subject areas. This data is compiled into a matrix representing the broad skills of the Director Nominees. This matrix is maintained to identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members. The following skills matrix outlines the experience and background of, but not necessarily the technical expertise of, the Director Nominees based on information provided by such individuals as at the Record Date. OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 37.

Corporate Governance

BOARD SKILL MATRIX, PROFILE AND COMMITTEE MEMBERSHIP

Board Skill Matrix, Profile and Committee Membership		Kelvin Dushnisky	Mike Cinnamond	Gregory Barnes	Kevin Bullock	Liane Kelly	Jerry Korpan	Thabile Makgala	DCS (Basie) Maree	Mary-Lynn Oke	Robin Weisman
Experience and Skills	Major Project Oversight	✓	✓	–	✓	–	–	✓	✓	✓	–
	Capital Market	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Strategy & Leadership	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Governance & Risk Management	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Executive Management / Senior Officer Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Financial Acumen	✓	✓	✓	✓	✓	✓	–	–	✓	✓
	M&A Execution	✓	✓	✓	✓	✓	✓	✓	–	✓	✓
	Operational Mining Experience	✓	✓	✓	✓	✓	✓	✓	✓	–	–
	Multi-Jurisdictional Business Experience	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Human Resources & Executive Compensation	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Health & Safety	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Environment & Sustainability	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Government & Regulatory Affairs	✓	✓	✓	–	✓	✓	✓	✓	–	✓
	Communications, Investor, Public Relations	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
	Climate Change	✓	✓	✓	–	✓	✓	✓	✓	✓	✓
	Cybersecurity	–	–	–	–	✓	–	✓	–	✓	✓
Composition	Independence	N	N	Y	Y	Y	Y	Y	Y	Y	Y
	Board Tenure	<3	0	<2	12	6	18	<3	<2	<1	8
	Age	62	59	62	61	61	80	44	68	51	69
	Gender	M	M	M	M	F	M	F	M	F	F
Board Committees	Audit Committee			X	X		X			C	X
	Compensation Committee			C	X	X					
	Governance Committee					X				X	C
	Sustainability Committee				X	C		X	X		

38. B2GOLD 2026 Management Information Circular

OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE EXECUTIVE COMPENSATION

Orientation and Continuing Education

Upon appointment, each new Director is given an outline of the nature of the Company's business, its corporate strategy, current issues with the Company, short, medium and long-term corporate objectives, business risks and mitigation strategies, corporate governance guidelines and existing Company policies. In addition, new Directors are required to meet with Senior Management to discuss and better understand the Company's business and are advised by counsel to the Company of their legal obligations as Directors of the Company.

Given the skill and knowledge of the current Board of Directors, as a whole, the Governance Committee is of the view that a formal continuing education process is not currently required. The Board of Directors is comprised of individuals with varying backgrounds, who, both collectively and individually, have extensive experience in running and managing public companies in the natural resource sector. Reference is made to the table under the heading "**Election of Directors**" for a description of the current principal occupations of the Director Nominees. Board members are encouraged to communicate with Management, auditors and technical consultants to keep themselves current with industry trends and developments and changes in legislation. There are technical presentations at Board meetings, focusing on either a particular property or a summary of various properties. The question and answer portions of these presentations are a valuable learning resource for the non-technical Directors. Board members have full access to the Company's records.

However, the Governance Committee has established a Board education program, which will include two educational sessions to be presented to the full Board by external subject matter experts during each calendar year. In addition, all of the Directors are members of the Institute of Corporate Directors.

Directors are encouraged to participate in any educational opportunities that they deem appropriate and necessary for them to stay apprised of relevant subject matter either specific to any committees they serve on, or to support their function as a Director. During the year, various Directors participated in sessions on various topics relevant to ESG, finance, audit matters and governance matters including Climate Change and Cybersecurity.

The orientation and continuing education process is reviewed on an annual basis and will be revised as needed.

Given the robust board refreshment during the past five years, the new director orientation program has been modified to reflect the feedback of those individuals who have participated each year.

Year	Board Education Sessions	Attended By All Current Directors
2026	Mining 101 an overview of resources and reserves, geotechnical / geometallurgical /geological and cut-off grades	Scheduled for Q4
2026	Board Stewardship and Oversight of Artificial Intelligence Governance	Scheduled for Q2
2025	Corporate Governance Baseline Review reflecting changes implemented in 2025	✓
2025	Corporate Governance Baseline Assessment by external consultant	✓
2024	Sustainability and ESG Changes in Regulatory Landscape	✓
2024	Shareholder Activism Overview and Trends	✓
2024	Cybersecurity and Board Oversight	✓
2023	Cultural Awareness - Inuit Culture and Nunavut Region	✓
2023	Corporate Governance Overview	✓



B2GOLD 2026 Management Information Circular 39.

Corporate Governance Nomination of Directors The Governance Committee is responsible for identifying and recommending to the Board of Directors potential candidates to fill Board vacancies in alignment with the Company’s succession planning activities and diversity objectives (see “Diversity” and “Board Renewal” below). Diversity In 2021, a Diversity Policy for Board and Management-level positions (the “Diversity Policy”), was adopted. The Diversity Policy defines B2Gold’s approach to diversity with respect to Board and Management positions, including the identification, nomination and appointment of Board members, as well as the Company’s succession plan. The Diversity Policy sets targets of 30% for female representation on our Board and in Management-level positions. The Board achieved this target in January, 2023. Under the Diversity Policy, “Management” includes Executive Officers, other appointed officers, heads of department and other managers throughout the Company’s operations who support the corporate executive team in carrying out B2Gold’s strategy and plans, assist in managing governance and risk, oversee people and/or resources and ensure the Company’s standards are implemented, maintained and reported on. “Executive Officers” includes the President and CEO of the Company and all Executive, Senior, and/or Vice Presidents appointed by the Board. In addition, the Governance Committee also reviews and considers the Diversity Policy annually in respect of Board refreshment activities, as well as the Human Resources team actively reflects on the Diversity Policy when considering any employment vacancies. As of December 31, 2025, women represent 21% of the Company’s management group (2024: 19.9%; 2023: 20.9%). Female representation on the Board of Directors and within corporate management meets the Company’s 30% target, at 40% and 30.6% respectively. While overall female representation across the workforce remains relatively constant at approximately 13%, the Company continues to focus on fostering a safe, inclusive, and equitable workplace. Workplace committees—of which women make up 27%— operate across all locations to support engagement on Equity, Diversity, and Inclusion (“EDI”) matters. The Company’s membership in International Women in Mining also provides valuable insight into industry best practices. In 2025, the Company conducted its first global employee experience survey, achieving a 55% overall participation rate and a 73% participation rate among women. Encouraging results show that 79% of participating women view the workplace as respectful and inclusive, 75% feel a sense of belonging at B2Gold, and 86% of all respondents understand the Company’s employment policies and how to raise workplace concerns. Based on the survey findings, management will prioritize improving communication transparency and addressing perceptions of unfairness where these might exist. To further strengthen EDI-related retention and development, the Company continues its Global Mentorship Program for senior employees across all operations, with a third cohort intake in 2026. This year’s Director Nominees include four women, representing 40% of the Director Nominees. Ms. Thabile Makgala identifies as racially diverse, which represents 10% of the Director Nominees. The Board reviews the Diversity Policy annually to assess its effectiveness and to propose amendments to support further progress. In addition, three of the four Board Committees are chaired by female Directors. The Company recognizes the value of diversity and strives to eliminate employment barriers that interfere with the establishment of equal opportunities. The Company promotes diversity through: global and local leadership that is active, committed and accountable; strategies and plans to identify and remove barriers; policies that are fair, call for equal access and treatment; and inform principled decision-making and actions, including pay equity; training and development that support growth in the Company, providing career advancement opportunities and building talent pipelines; engagement of employees at all levels that stimulates dialogue, awareness, education and collaboration; change by way of actionable measures that is informed by and assessed through metrics; and grievance mechanisms with remedial action in cases of proven discrimination and harassment. The Company remains focused on increasing the number of women in B2Gold’s workforce through recruitment, talent development, promotion and retention, and continues development of practices that support EDI, the development of the Company’s global talent pipeline, training initiatives, and continued implementation of employment practices that attract and retain people from diverse backgrounds. Given the diverse nature of the locations in which we operate, each operation tailors action plans to address EDI challenges and opportunities unique to their location. 40. B2GOLD 2026 Management Information Circular

Board Renewal The Governance Committee is committed to a process of renewal and succession planning for Board members that will seek to bring fresh perspectives to the Board and facilitate the Company’s continued success, while also maintaining a necessary degree of continuity and an adequate opportunity for transition of Board and Board committee roles and responsibilities. The first phase of the Board’s succession plan started in 2023 with the addition of Kelvin Dushnisky, Lisa Pankratz and Thabile Makgala to the Board, while three of the long-standing Directors did not stand for re-election. The second phase of Board refreshment occurred in 2024; George Johnson retired from the Board and two new Directors were appointed, Gregory Barnes and DCS (Basie) Maree. Lisa Pankratz retired from the Board on December 31, 2025, and Mary-Lynn Oke was appointed. In addition, Clive Johnson has decided to retire from his role as President, CEO and Director of the Company at the Meeting. Effective June 4, 2026, Mike Cinnamond, Senior Vice President, Finance and CFO, will succeed Mr. Johnson as President and CEO. He will also join the Board, if elected by the Shareholders at the Meeting. The Company is committed to working towards the right tenure mix on the Board, balancing fresh voices and perspectives with the institutional knowledge, experiences, mentorship, and maintaining a level of continuity from those who have helped build B2Gold into one of the premier responsible gold producers. Assessments As part of its mandate, the Governance Committee annually reviews the size and effectiveness of the Board of Directors, the committees of the Board, and the individual Directors, and reports on such assessments to the Chair and the Board as a whole. The Governance Committee circulates a survey to Directors assessing the effectiveness of the Board and its committees in respect of: Board organization and structure; Board culture; Board information and resources; strategy and plans; policies and procedures; Shareholder and corporate communications; and ways to enhance Board performance. The Board evaluation process is designed to provide Directors with an opportunity each year to examine how the Board is operating and to make suggestions for improvement. The Governance Committee reviews the results and makes recommendations to the Board, as necessary. Ethical Business Conduct In 2025, the Company updated its Code of Ethics & Business Conduct (the “Code”). The update focused on promoting and reinforcing a values-led approach to decision-making, rather than a purely rules-based one. The objective of the Code is to ensure that we do what is right, even in situations where rules or policies do not explicitly prescribe a course of action. As part of this update, the Company rebranded its Whistleblower Hotline as the Ethics Helpline. The Ethics Helpline is designed not only to receive reports of actual or potential violations of Company policies and applicable laws, but also to encourage employees and other stakeholders to seek guidance when faced with complex or unusual ethical situations. The Code applies to the Company’s Directors, officers, employees, consultants and contractors, as well as those working on behalf of the Company through its subsidiaries, affiliates, joint ventures and any other entity controlled by the Company. The Code outlines the standards of ethical behaviour expected of all Company personnel and those acting on the Company’s behalf worldwide. It commits all personnel to conducting business in compliance with applicable laws, rules, and regulations, and in accordance with the highest ethical standards. All Company personnel are encouraged to report concerns or suspected violations through the Ethics Helpline. Following the 2025 update, the Company is launching, in 2026, a global training and certification campaign to educate its workforce on the updated Code and reinforce ethical decision making across the organisation. The Board of Directors, through its Governance Committee, is responsible for overseeing and monitoring compliance with the Code. Each Director, officer, employee, consultant, and contractor is expected to read, understand, and comply with the Code and may be required, from time to time, to confirm such compliance in writing. While the Board maintains overall oversight, compliance with the Code is the responsibility of every individual to whom it applies. The Board, through its Audit Committee, receives detailed quarterly reports on Ethics Helpline activity. In early 2025, the Board approved the implementation of an Ethics Helpline management standard designed to ensure the effective, efficient, objective, and independent handling of all reports submitted through the Ethics Helpline. In addition, compliance and ethics matters may be discussed with the Board as part of regular management and operational updates. OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 41.

Corporate Governance The Company’s governance framework also includes a Supplier Code of Conduct (the “Supplier Code”), which outlines the Company’s expectations regarding ethical behaviour for third parties working with or on behalf of the Company. The Supplier Code was updated in February 2026 to expand its scope, enhance guidance for third parties, and further protect the Company. Copies of the Code and the Supplier Code are available on the Company’s website at https://www.b2gold.com. The Code has also been filed on the Company’s EDGAR profile at www.sec.gov. CONFLICT OF INTEREST POLICY As required under the BCBCA and the Company’s Articles: • A Director or Executive Officer who holds any office or possesses any property, right or interest that could result, directly or indirectly, in the creation of a duty or interest that materially conflicts with that individual’s duty or interest as a Director or executive officer of the Company, must promptly disclose the nature and extent of that conflict. • A Director who holds a disclosable interest (as that term is used in the BCBCA) in a contract or transaction into which the Company has entered or proposes to enter may not vote on any Directors’ resolution to approve the contract or transaction. Directors or Executive Officers who have disclosed a material interest in any transaction or agreement that the Board is considering must abstain from voting on such matters. Generally, as a matter of practice, Directors or Executive Officers who have disclosed a material interest in any transaction or agreement that the Board is considering do not take part in any Board discussion with respect to that contract or transaction. DISCLOSURE, CONFIDENTIALITY AND INSIDER TRADING POLICY The Company has adopted a Disclosure Policy that supports the Company’s commitment to timely disclosure of material information, and also assists Directors, officers, employees and contractors in meeting their obligations under applicable securities laws, rules and regulations and the rules and regulations of the stock exchanges on which the Company’s securities are listed. Among other matters, the policy sets out the Company’s disclosure principles, details procedures for dissemination of material information, including news releases and public filings, and specifies parameters for contact with the investment community, the media and analysts. In addition, the policy prohibits trading on material, non-public information and describes certain blackout periods and insider reporting obligations under applicable laws. ANTI-CORRUPTION POLICY The Company has adopted an Anti-Corruption Policy that establishes clear standards of professional and ethical conduct for its representatives, including Directors, officers, employees, consultants, and others acting directly or indirectly on behalf of the Company or its subsidiaries and affiliates. The policy expressly prohibits achieving business results through violations of applicable laws or regulations, or through improper or unethical conduct. It affirms that the Company has zero tolerance for bribery or corruption and is committed to conducting all business dealings and relationships professionally, honourably, and with integrity. The Anti-Corruption Policy is currently being renewed and updated and is expected to be reissued in 2026. The Audit Committee of the Board is responsible for overseeing and monitoring compliance with the Anti-Corruption Policy. Annual training on the Anti-Corruption Policy is provided to all relevant employees to reinforce awareness, understanding, and compliance. 42. B2GOLD 2026 Management Information Circular

Committees of The Board AUDIT COMMITTEE 2025 MEMBERS Lisa Pankratz (Chair) Kevin Bullock Jerry Korpan Robin Weisman Gregory Barnes Mary-Lynn Oke MEETINGS IN 2025 4 2025 ATTENDANCE 100% attendance by the current Director Nominees. The Audit Committee of the Company is currently comprised of Mary-Lynn Oke (Chair), Kevin Bullock, Robin Weisman, Jerry Korpan and Gregory Barnes. If all of the Director Nominees are elected, the composition of the Audit Committee is expected to remain the same following the Meeting. All current members of the Audit Committee are: 1. Independent within the meaning of NI 52-110, which provides that a member shall not have a direct or indirect material relationship with the Company which could, in the view of the Board of Directors, reasonably interfere with the exercise of a member’s independent judgment. 2. Independent within the meaning of rule 10a-3 under the Exchange Act and the applicable rules of the NYSE American. 3. Considered to be financially literate under NI 52-110 and the applicable rules of the NYSE American. The Board has determined that Ms. Oke qualifies as an “audit committee financial expert” within the meaning of the applicable U.S. securities laws. Messrs. Bullock and Korpan have both held senior executive roles throughout their careers and have been reviewing financial reports for decades. During Ms. Weisman’s career, she held a number of roles within the finance sector, including the Principal Investment Officer with the IFC, which role was focused on project financing (debt and equity) with a specialty in the mining space and has served as an audit committee member for another publicly listed entity. Mr. Barnes retired after 30 years in the global mining Industry and was Head of Mining Equity Research at TD Securities before joining B2Gold’s Board. It is the Board of Directors’ responsibility to ensure that an effective internal control framework exists within the Company. The Audit Committee has been formed to assist the Board of Directors to meet its oversight responsibilities in relation to the Company’s financial reporting and external audit function, internal control structure and risk management procedures. In doing so, it is the responsibility of the Audit Committee to maintain free and open communication between the Audit Committee, the external auditors and Management. The Audit Committee reviews the effectiveness of the Company’s financial reporting, reviews the external auditor’s evaluation of internal control policies, and reviews the effectiveness of the Company’s procedures for the identification, assessment, reporting and management of risks. The Audit Committee oversees and appraises the quality of the external audit and the internal control procedures, including financial reporting and practices, business ethics, policies and practices, accounting policies, and management and internal controls. In addition, the Audit Committee has oversight responsibilities with respect to related party transactions for potential conflicts of interest, if any, and oversees the Company’s cybersecurity, privacy, technology and data security controls, including related risks and risk mitigation measures. For further information regarding the Company’s Audit Committee, please refer to the section entitled “Audit Committee” in the Company’s Annual Information Form dated March 11, 2026, which is available under the Company’s profile on SEDAR+ at http://www.sedarplus.ca/ and EDGAR NEXT at https://www.sec.gov/ or may be obtained upon request from the Secretary of the Company, Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8. COMPENSATION COMMITTEE 2025 MEMBERS Kelvin Dushnisky (Chair) Liane Kelly Gregory Barnes MEETINGS IN 2025 7 2025 ATTENDANCE 100% attendance by the current Director Nominees. Effective February 23, 2026, Kelvin Dushnisky resigned from the Compensation Committee of the Company upon his appointment as Executive Chair. The Compensation Committee is currently comprised of Gregary Barnes (Chair), Liane Kelly and Kevin Bullock. If all of the Director Nominees are elected, the Compensation Committee will be comprised of independent Directors. OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 43.

Corporate Governance The Compensation Committee is responsible for determining the compensation of Executive Officers within the terms of the framework or broad policy determined and agreed with the Board for that purpose. The Compensation Committee makes recommendations to the Board on individual officer compensation. The Compensation Committee meets at least once each quarter and at such other times as required. In 2025, the Compensation Committee met seven times. The Compensation Committee is authorized to obtain outside professional advice in order to properly and fully perform its duties and responsibilities. All of the Compensation Committee members have significant experience with public companies and ongoing resource sector involvement. The skills and experience of each committee member that enable the Compensation Committee to make decisions on the suitability of the Company’s compensation policies and practices are as follows. Each of the Director Nominees, Mr. Barnes, Ms. Kelly and Mr. Bullock have held senior executive roles throughout their respective careers and have been involved in various aspects of human resources matters including compensation, succession planning, onboarding, employee engagement and performance management in their careers. The members of the Compensation Committee who served throughout 2025 and up to the Meeting, were all considered to be independent and have sufficient knowledge and experience in various aspects of human resources matters. The Company’s compensation program is designed to provide Named Executive Officers (listed later) incentives for the achievement of near-term and long-term objectives, without motivating them to take unnecessary risk. The Board delegates to the Compensation Committee the responsibility to provide risk oversight of the Company’s compensation policies and practices, and to identify and mitigate compensation policies and practices that could encourage inappropriate or excessive risk taking by the Named Executive Officers and other members of Management. On an ongoing basis, the Board, in consultation with the Compensation Committee, considers the adequacy and form of Director compensation taking into account the responsibilities and risks involved in being a Director. In determining the appropriate level of compensation, the Board considers the types and amounts of compensation paid to Directors of comparable public companies. SUSTAINABILITY COMMITTEE 2025 MEMBERS Liane Kelly (Chair) Kevin Bullock Thabile Makgala DCS (Basie) Maree MEETINGS IN 2025 4 2025 ATTENDANCE 100% attendance by the current Director Nominees. The Sustainability Committee is currently comprised of Liane Kelly (Chair), Kevin Bullock, Thabile Makgala and DCS (Basie) Maree. If all of the Director Nominees are elected, the composition of the Sustainability Committee is expected to remain the same following the Meeting. The Sustainability Committee ensures that the Company implements the standards necessary for: 1. Effective occupational health and safety measures for all workers, contractors and visitors. 2. On-going compliance with all relevant host country and corporate environmental policies and requirements. Effective implementation of corporate social responsibility (“CSR”) programs that are transparent and directed towards sustainable initiatives developed by the Company. 3. Oversight of climate strategy. 4. Management of the Company’s physical security programs. The Board delegates to the Sustainability Committee the responsibility for the Company’s risk management processes related to health, safety, environmental, social, and physical security matters. In fulfilling this function, the Sustainability Committee coordinates its risk oversight work with the Audit Committee, which has the delegated responsibility to assist the Board with general risk oversight. Liane Kelly is a CSR professional with extensive experience in ESG oversight. Her expertise focuses on sustainability strategies, social risk management, and methodologies for effective community investment outcomes. Thabile Makgala is a Professional Mining Engineer and has over 20 years of experience at senior levels, in mining exploration, mine development and mine operations. Kevin Bullock is a registered Professional Mining Engineer with over 25 years’ experience in mining exploration, mining development and mine operations. 44. B2GOLD 2026 Management Information Circular

GOVERNANCE COMMITTEE 2025 MEMBERS Robin Weisman (Chair) Lisa Pankratz Kelvin Dushnisky MEETINGS IN 2025 5 2025 ATTENDANCE 100% attendance by the current Director Nominees. The Governance Committee of the Company is currently comprised of Robin Weisman (Chair), Liane Kelly and Mary-Lynn Oke. If all of the Director Nominees are elected, the Governance Committee will be comprised of independent Directors. The Governance Committee meets at least once each quarter and at such other times as required. In 2025, the Governance Committee met five times. All of the Governance Committee members have significant experience with public companies and ongoing resource sector involvement. The skills and experience of each committee member that enable the Governance Committee to make decisions on the suitability of the Company’s governance practices, frameworks and policies. The purpose of the Governance Committee is to take the leadership role in shaping corporate governance by establishing, amending and monitoring the corporate governance processes and practices of the Company, to conduct CEO succession planning, and to conduct the director identification, appointment and performance assessment processes, as well as oversee Board Education program and new Director onboarding. In addition, the Governance Committee is responsible for reviewing and overseeing the succession planning in respect to the Chief Executive Officer and the Company’s senior management team. DCS Basie) Maree has over 40 years’ experience in the global mining industry and specifically Chief Operating Officer, Chief Technical Officer, or Mine General Manager roles. In addition, Mr. Maree holds a National Diploma in Extractive Metallurgy and a Bachelor of Technology, in addition to executive qualifications from INSEAD and Oxford University. The Board of Directors is required to review the Sustainability Committee’s procedures and key performance indices to ensure Sustainability targets are in line with the corporate policies of the Company. Corporate Sustainability policies are reviewed and approved annually by the Sustainability Committee. Additionally, the Board requires an internal audit of all facilities at all phases of the mining life cycle be conducted every two years, with the results of such audits to be reviewed by the Sustainability Committee. The Board maintains oversight of climate-related and other sustainability issues through the Sustainability Committee. The Sustainability Committee Charter expressly acknowledges its responsibility for climate-related risks and opportunities. The Sustainability Committee meets quarterly with the Company’s Chief Operating Officer and Vice President, Sustainability to evaluate performance and risk management and to evaluate and update policies and procedures. In addition, at the corporate management level, the Company has established a Climate Risk Management Committee to identify climate-related risks, opportunities and priorities, and to ensure that opportunities to reduce GHG emissions are identified and achieved. The Company publishes its annual Climate Strategy Report, which is available to view or download on the Company’s website at https://www.b2gold.com. The Climate Strategy Report sets out the Company’s strategy for contributing to climate change action, based on the following objectives: identifying and understanding the Company’s climate risks (physical and transition); establishing and reporting progress against science informed emissions reductions targets, including maintaining an updated GHG emission inventory (Scope 1, 2 and 3 emissions); evaluating and implementing changes to the Company’s energy and fuel sources to increase the proportion of renewable energy used; and continuously improving disclosure in alignment with the TCFD. The Climate Strategy Report contains four broad categories of climate-related disclosure in line with the TCFD recommendations: climate risk management strategy, governance, risk management and data and metrics. The Climate Risk Management Committee is responsible for updating and executing the Company’s climate strategy. OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 45.

Corporate Governance Director Compensation and Share Ownership Our Independent Director compensation is designed to attract and retain high caliber Board members with a broad range of relevant skills and knowledge and the ability to carry out the Board’s mandate successfully. Directors are required to devote significant time and energy to the performance of their duties, including preparing for and attending Board and Committee meetings and ensuring that they stay informed about the Company business and the global mining industry and the Company approach to Board compensation is to be competitive with the Company peers, reflect best practice and take into account corporate governance trends. The Compensation Committee, in conjunction with its independent compensation consultant, periodically reviews the adequacy and form of compensation of the Directors to ensure the compensation appropriately reflects the responsibilities and risks involved in being an effective Director. Each year, Lane Caputo Compensation Inc. (“Lane Caputo”) provides a review of current market practices regarding Director compensation, including a benchmarking exercise against the same peer group used to benchmark executive compensation, to assist the Compensation Committee in recommending a compensation structure for Directors. The Company pays Director compensation each year consisting of cash fees and a share-based award of either Deferred Share Units (“DSUs”) or Restricted Phantom Units (“RPUs”). The Company does not issue stock options to Independent Directors and does not pay meeting fees. The Company reports its financial results in United States dollars. All compensation awarded to, earned by, paid to, or payable to a Director is done in Canadian dollars, and has been converted into USD using the Bank of Canada exchange rate as at December 31, 2025 of $1.00 CAD = $0.73 USD. Effective January 1, 2025 and for the year ended December 31, 2025, the Independent Directors of the Company were eligible for annual retainers as per the following schedule. Role Annual Retainer ($) Cash Retainers(1) Board Member 109,500 Chair of the Board (additional retainer) 73,000 Chair of the Audit Committee (additional retainer) 29,200 Chair of the Compensation Committees (additional retainer) 29,200 Chair of the Sustainability Committee (additional retainer) 21,900 Chair of the Governance Committee (additional retainer) 21,900 Committee Member (additional retainer) 10,950 Share-Based Retainer(1) Board Member 116,800 Chair of the Board (additional retainer) 51,100 Note: (1) Effective February 23, 2026, Mr. Dushnisky became the Executive Chair and ceases to receive any compensation as a Board Member going forward. Other than the foregoing, no additional cash fees are paid to any of the Directors for Board or committee involvement. Directors are reimbursed for transportation and other out-of-pocket expenses reasonably incurred for attendance at Board or committee meetings and in connection with the performance of their duties as Directors. SHARE-BASED AWARDS Independent Directors are not eligible to participate in the Stock Option Plan, the RSU Plan or the Performance Share Unit Plan (the “PSU Plan”) and instead participate in the Deferred Share Unit Plan for Directors (the “DSU Plan”) and the Restricted Phantom Unit Plan for Directors (the “RPU Plan”). Until Directors have met the mandatory minimum shareholding under the Company’s Share Ownership Guideline (see below), all share-based awards must be taken in DSUs. Independent Directors who have met the mandatory minimum shareholding requirement may elect on an annual basis to receive some or all of their annual share-based awards in RPUs. Directors may also elect on an annual basis to receive all, or a portion, of their annual cash retainers in DSUs. 46. B2GOLD 2026 Management Information Circular

OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE EXECUTIVE COMPENSATION

DSUs and RPUs are notional units with the same value at any given time as the Company's Common Shares but are non-dilutive and do not entitle the participant to any voting or other shareholder rights. When the Company declares a dividend on the Common Shares, 'dividend equivalent' units are credited to a participant's DSU or RPU account in the form of additional DSUs or RPUs. RPUs vest and pay out within three years of the year of award, while DSUs do not pay out until a Director ceases to hold office. See *Schedule "A"* for additional details on the terms and conditions of the DSU and RPU plans.

SHARE OWNERSHIP GUIDELINES

As described in this Circular under "**Executive Compensation – Corporate Governance – Share Ownership Guidelines**", on May 8, 2019, the Board approved and implemented the Share Ownership Guidelines to ensure the interests of Directors and senior executives of the Company are aligned with the long-term interests of the Company's Shareholders. For the Company's Independent Directors, each Director is required to own Common Shares having an aggregate value equal to three times of the then current total annual retainer payable to the Directors of the Company (the "**Director Ownership Requirement**"). On May 7, 2024, the Board amended the Share Ownership Guidelines, whereby the CEO shall not sell, transfer or otherwise dispose of any common shares as a result of any and all incentive compensation (including Stock Options, RSUs and PSUs) for a period of one year from the date such common shares are issued, or until the CEO's retirement from the Company, whichever event occurs first.

Compliance with the Director Ownership Requirement is expected to be satisfied by each individual no later than five years after their appointment or election to the Board, as applicable. In the event of an increase in an individual's annual retainer following such five-year period, he or she will have one year from the date of such increase to satisfy the increased Director Ownership Requirement. Since Independent Directors of the Company are eligible to participate in the DSU Plan and RPU Plan, DSUs and RPUs granted to such Directors are also used in determining their Director Ownership Requirement. Once an individual's level of Common Share or Common Share-equivalent ownership satisfies the applicable Director Ownership Requirement, ownership at such level is expected to be maintained or exceeded continuously for as long as such individual is subject to the Share Ownership Guidelines. In 2026, the Board approved the revised Share Ownership Guideline to the use of only one valuation methodology, being "the aggregate value of the Shares will be calculated based on the volume weighted average closing price of the Company's Shares on the Toronto Stock Exchange for the twenty (20) trading days preceding and including the last trading day of that prior calendar year.

As seen in the table below, all of the Company's 2025 Independent Directors meet, or are on track to meet, and several vastly exceed, the applicable Director Ownership Requirement. Mary-Lynn Oke has until August 2030 to meet the Director Ownership Requirement.

		Current Shareholdings as at December 31, 2025					
Director	Shareholding Requirement	Number of Common Shares (#)	Number of DSUs (#)[1]	Number of RPUs (#)	Total Value ($)[2]	Multiple of Retainer	Achieved Share-Ownership Guideline
Kelvin Dushnisky	3x Annual Retainer	100,000	383,118	-	2,222,343	12.2x	✓
Gregory Barnes	3x Annual Retainer	50,000	47,489	-	448,449	4.1x	✓
Kevin Bullock	3x Annual Retainer	67,619	353,117	-	1,935,386	17.7x	✓
Liane Kelly	3x Annual Retainer	-	364,367	-	1,676,088	15.3x	✓
Jerry Korpan	3x Annual Retainer	2,480,000	369,532	-	13,107,847	119.7x	✓
Thabile Makgala	3x Annual Retainer	-	135,688	-	624,165	5.7x	✓[3]
DCS (Basie) Maree	3x Annual Retainer	111,500	47,489	-	731,349	6.7x	✓
Mary-Lynn Oke	3x Annual Retainer	8,650	10,790	-	89,424	0.8x	By 2030
Robin Weisman	3x Annual Retainer	3,308	369,532	-	1,715,064	15.7x	✓

Notes:
(1) The values in this column include dividend equivalent units in order to coincide with System for Electronic Disclosure by Insiders ("**SEDI**").
(2) The values in this column were calculated by adding the number of Common Shares and the number of DSUs and RPUs and multiplying by the VWAP of the Common Shares for the 20 trading days prior to December 31, 2025, which was $4.60.
(3) Ms. Makgala has achieved her Director Ownership Requirement in accordance with the guideline as at the Record Date.

B2GOLD 2026 Management Information Circular 47.

Corporate Governance

DIRECTOR COMPENSATION TABLE

The table below sets out all amounts of compensation paid in 2025 to the Independent Directors of the Company.

Name	Fees Earned ($)[1]	Share-Based Awards ($)[2][3]	Option-Based awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)[4]	Total ($)
Kelvin Dushnisky[5]	222,650	167,900	–	–	30,177	420,727
Gregory Barnes	131,400	116,800	–	–	3,852	252,052
Kevin Bullock	131,400	116,800	–	–	28,579	276,779
Liane Kelly	142,350	116,800	–	–	29,581	288,731
Jerry Korpan	120,450	116,800	–	–	29,908	267,158
Thabile Makgala[5]	120,450	116,800	–	–	10,092	247,342
DCS (Basie) Maree	120,450	116,800	–	–	3,852	241,102
Mary-Lynn Oke[5][6]	48,892	47,678	–	–	221	96,791
Robin Weisman	142,350	116,800	–	–	29,908	289,058

Notes:
(1) Represents aggregate cash fees earned as Directors of the Company for the year ended December 31, 2025. Directors may elect to receive a percentage of their compensation in DSUs instead of cash. The amounts referenced in the "*Fees Earned*" column are the fees the Directors elected to receive in cash and any amounts Directors elected to receive in DSUs instead of cash, as applicable.
(2) All share-based awards listed in the table above consist of DSUs or RPUs that have been granted to each non-employee Director under the DSU Plan and RPU Plan for services performed in their capacity as Directors for the year ended December 31, 2025, in addition to cash fees earned, see "*Deferred Share Unit Plan*" and "*Restricted Phantom Unit Plan for Directors*" in this Circular.
(3) Fair value of the DSUs and RPUs was calculated based on number of DSUs and RPUs multiplied by the five-day volume weighted average price ("**VWAP**") for the period ending on the date of such grant.
(4) The amounts listed in this table include dividend equivalent DSUs and RPUs for each non-employee Director to be credited pursuant to the terms of the DSU Plan and the RPU Plan respectively, for 2025.
(5) Ms. Makgala had elected to receive 100% compensation in DSUs and Mr. Dushnisky and Ms. Oke had elected to receive 50% of their compensation in DSUs.
(6) The 2025 compensation for Ms. Oke, was pro-rated from August 5, 2025.

In 2025, compensation was also paid to Lisa Pankratz for her Board service until her retirement from the Board on December 31, 2025. An annual cash retainer was paid to Ms. Pankratz in the amount of $149,650 and in addition she was awarded DSUs for her service in 2025 in the amount of $116,800. In addition, as part of "*All Other Compensation*", dividend equivalent units were credited to DSUs (and RPUs, as elected each calendar year) and accumulated by Ms. Pankratz over her years of service. For the calendar year 2025, Ms. Pankratz' dividend equivalent units total the amount of $12,330.

48. B2GOLD 2026 Management Information Circular

OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 49.

OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS The table below sets out, for each 2025 Independent Director of the Company, the share-based awards outstanding as at December 31, 2025 (DSUs granted under the DSU Plan only, as there are no RPUs outstanding). As a Named Executive Officer, Clive Johnson does not and will not receive compensation for his service as a Director and his compensation information is presented in the section relating to executive compensation below. Outstanding Share-Based Awards and Option-Based Awards Option-Based Awards Share-Based Awards Name Number of Securities Underlying Unexercised Options (#) Option Exercise Price ($) Option Expiry Date Value of Unexercised in-the Money Options ($) Number of Shares or Units of Shares That Have Not Vested (#) Market or Payout Value of Shares or Units of Shares That Have Not Vested ($) Market or Payout Value of Vested Shares or Units of Shares That Have Not Paid Out or Distributed ($)(1) Kelvin Dushnisky - - N/A N/A - - 1,762,343 Gregory Barnes - - N/A N/A - - 218,449 Kevin Bullock - - N/A N/A - - 1,624,338 Liane Kelly - - N/A N/A - - 1,676,051 Jerry Korpan - - N/A N/A - - 1,699,847 Thabile Makgala - - N/A N/A - - 624,165 DCS (Basie) Maree - - N/A N/A - - 218,449 Mary-Lynn Oke - - N/A N/A - - 49,634 Robin Weisman - - N/A N/A - - 1,699,847 Note: (1) Includes the value of DSUs granted to each non-employee Director under the DSU Plan that are outstanding as at December 31, 2025, calculated based on the VWAP of the Common Shares for the 20 trading days prior to December 31, 2025, which was $4.60. These values do not include dividend equivalent DSUs to which each non-employee Director is entitled to be credited pursuant to the terms of the DSU Plan for 2025. Additionally, these values do not include 188,986 DSUs in the aggregate granted to Directors on March 10, 2026 as compensation for services performed in their capacity as Directors in 2025. Lisa Pankratz retired from the Board on December 31, 2025, and accordingly will not stand for re-election at the 2026 AGM. As at December 31, 2025 she did not have any RPUs and held vested DSUs ($699,264 market value). Corporate Governance 50. B2GOLD 2026 Management Information Circular

SHARE-BASED AWARDS—VALUE VESTED OR EARNED DURING THE YEAR The table below sets forth, for each 2025 Independent Director of the Company, the value of all share-based awards vested during the year ended December 31, 2025. As a Named Executive Officer, Clive Johnson does not and will not receive compensation for his service as a Director and for his compensation information please see “Executive Compensation” below. Incentive Plan Awards – Value Vested or Earned During the Year Option-Based Awards Share-Based Awards(3) Non-Equity Incentive Plan Compensation - Value Earned During The Year Name ($) Number of Securities Underlying Options Vested(1) (#) Value Vested During the Year(1) ($) Number of Shares or Units of Shares Vested (#) Value Vested During the Year(2) ($) Kelvin Dushnisky - - 99,152 308,203 - Gregory Barnes - - 47,489 139,361 - Kevin Bullock - - 40,685 119,394 - Liane Kelly - - 40,685 155,783 - Jerry Korpan - - 40,689 119,394 - Thabile Makgala - - 65,422 210,633 - DCS (Basie) Maree - - 47,489 139,361 - Lisa Pankratz - - 40,685 119,394 - Mary-Lynn Oke - - 10,790 57,342 - Robin Weisman - - 40,685 119,394 - Notes: (1) Independent Directors do not receive option-based awards. (2) These figures represent the total value vested in the DSUs and associated dividend equivalent units earned and held by the Directors in respect of share-based compensation during the year ended December 31, 2025. Fair value of the DSUs and dividend equivalent units were calculated by multiplying the number of granted DSUs by the market value of the underlying shares on the vesting date. This excludes any DSUs that were paid to Directors in lieu of cash fees. It does not include the 188,986 DSUs in the aggregate granted to Directors on March 10, 2026 as compensation for services performed, in addition to cash fees, in their capacity as Directors in 2025. No RPUs were awarded to Directors in 2025. (3) As noted under “Deferred Share Unit Plan” and “Restricted Phantom Unit Plan for Directors”, Independent Directors participate in the DSU Plan and RPU Plan. For information relating to the DSUs and RPUs that have been granted to each Director under the DSU Plan and RPU Plan for services performed for the year ended December 31, 2025, please see “Director Compensation and Share Ownership” above in this Circular. In accordance with the terms of the DSU Plan, DSUs held by Directors pursuant to the DSU Plan are not redeemable or payable until such Director ceases to provide services to the Company. RPUs held by Directors pursuant to the RPU Plan will vest upon the earlier of the Designated Vesting Date (not to exceed the third anniversary of the grant date), the Change of Control Date, the death of the Designated Participant or as otherwise determined by the Board, and are redeemable two business days thereafter. OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 51.

52. B2GOLD 2026 Management Information Circular

EXECUTIVE COMPENSATION Named Executive Officers Set out below are particulars of compensation paid to the Company’s Named Executive Officers (each, a “Named Executive Officer” or “NEO”). As at December 31, 2025, the Company’s five Named Executive Officers are: • Clive Johnson, President and CEO. • Michael Cinnamond, Senior Vice President, Finance and CFO. • William Lytle, Senior Vice President, Operations and Chief Operating Officer (“COO”). • Randall Chatwin, Senior Vice President, Legal and Corporate Communications. • Victor King, Senior Vice President, Exploration. The Company reports its financial results in United States dollars. All compensation awarded to, earned by, paid to, or payable to a Named Executive Officer is done in Canadian dollars, and has been converted into USD using the Bank of Canada 2025 exchange rate as at December 31 of $1.00 CAD = $0.73 USD. Compensation Governance OVERSIGHT OF COMPENSATION PROGRAM— THE COMPENSATION COMMITTEE The Compensation Committee is responsible for ensuring that the Company has in place an appropriate plan for executive compensation and for making recommendations to the Board of Directors with respect to the compensation of the Company’s Named Executive Officers. The Compensation Committee ensures that total compensation paid to Named Executive Officers is fair, reasonable and competitive with the industry and is consistent with the Company’s compensation philosophy. The Compensation Committee is responsible for the review and assessment of compensation arrangements for the Company’s Executive Officers and is authorized to approve terms of employment, salaries, bonuses, long-term incentive grants and other incentive arrangements for the Company’s Named Executive Officers, and, where appropriate, any severance arrangements, and generally oversees all human capital matters. COMPOSITION OF THE COMPENSATION COMMITTEE The members of the Compensation Committee during 2025 were Kelvin Dushnisky (Chair), Liane Kelly, and Greg Barnes. On February 23, 2026, Kelvin Dushnisky resigned from the committee upon his appointment as Executive Chair, and Kevin Bullock was appointed in his place. If all of the Director Nominees are elected, the composition of the Compensation Committee will be Greg Barnes (Chair), Liane Kelly and Kevin Bullock, each of whom is an Independent Director. OVERVIEW NOTICE AND ACCESS OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 53.

Dear Fellow Shareholders, On behalf of the Compensation Committee and the Board, I am pleased to share with you our report on executive compensation. After the substantive changes made to the Company’s compensation program in 2024, the Compensation Committee’s efforts during 2025 focused primarily on continuous improvement and ensuring the Company’s approach to executive compensation is well-balanced and directly linked to the experience of our shareholders. Executive Compensation Message from Compensation Committee Chair B2GOLD’S PERFORMANCE IN 2025 AND ASSOCIATED COMPENSATION HIGHLIGHTS 2025 was a year of strong operational execution and meaningful value creation for the Company, marked by record financial results, disciplined cost control, and the successful launch of B2Gold’s first Canadian mine into production. Despite operating in a complex geopolitical and cost environment, the Company delivered results broadly in line with, and in several cases exceeding, its guidance. For the full year, B2Gold produced approximately 980,000 ounces of gold, delivering production within its consolidated guidance range. Operating performance across the portfolio was strong, with cash operating costs of approximately $769 per ounce, well below guidance, reflecting continued discipline in cost management and operational efficiency. These results translated into record annual gold revenue of approximately $3.1 billion and operating cash flow of approximately $900 million, significantly strengthening the Company’s financial position. A major milestone in 2025 was the completion, commissioning, and achievement of commercial production at the Goose Mine in Nunavut, B2Gold’s newest cornerstone asset and its first operating mine in Canada. Goose achieved first gold pour mid year and commercial production in October, laying the foundation for meaningful production growth as the mine ramps up toward steady state output. The successful delivery of Goose reflects the Company’s disciplined approach to capital allocation and project execution, as well as strong engagement with local and Indigenous stakeholders. B2Gold also maintained a strong commitment to capital discipline and shareholder returns. During 2025, the Company generated substantial free cash flow, strengthened liquidity, and continued to return capital to shareholders through dividends and share repurchases under its Normal Course Issuer Bid. The Board remains committed to balancing reinvestment in high-quality growth opportunities with competitive and sustainable returns to shareholders. Importantly, the Company’s strong financial results occurred alongside continued leadership in ESG performance and ongoing progress in decarbonization and renewable energy initiatives across its operations. Our industry-leading safety performance continued with a 0.09 Lost Time Injury Frequency Rate. Our Masbate mine in the Philippines recorded more than seven straight years (roughly 46 million hours worked) without a lost time incident and our Fekola mine in Mali has recorded approximately 24 million hours worked without a lost time incident. Despite the significant increase in the Company’s share price during 2025, owing to the commercialization of the Goose mine, strong operational performance and a robust gold price, the Company’s share price performance lagged that of many of its peers. The Compensation Committee feels that the Company’s executive compensation program, with its strong focus on both short-term financial and operational measures and a longer-term focus on shareholder returns, balanced executive rewards with the Company’s performance over the year. For 2025, the Committee scored the annual incentive scorecard at 106.5% achievement during the year. The Company’s operating costs per ounce produced was better than stretch levels, as was the majority of the Company’s financial measures tracked by the scorecard and the Company continued to execute admirably on the ESG measures tracked by the scorecard. Despite strong operating cost performance, the Company missed its target for AISC, due to a combination of production near the bottom of our original guidance range and higher royalty payments on the significantly higher bullion price. 54. B2GOLD 2026 Management Information Circular

With roughly 77% of our NEO’s compensation being variable, or ‘at-risk’, and with the majority of that at-risk pay tied to long-term incentives - please see “Target Executive Pay Mix” later in this Compensation Discussion & Analysis – the compensation of the Company’s NEOs is still aligned with longer-term shareholder value creation, in addition to short-term operational successes. This strong linkage to shareholder value is evidenced by the performance of the PSU awards made to NEOs on an annual basis: • The 2022 awards, which track the Company’s relative Total Shareholder Return against the S&P/TSX Global Gold Index over the past three years, vested at zero in 2025; and • The 2023 awards which track both Total Shareholder Return and success at commissioning the Goose mine, vested at only 75% due to the Company’s Total Shareholder Return not keeping pace with the Company’s chosen benchmark, the S&P/TSX Global Gold Index. When combined with below-target vesting for prior years’ PSUs and the general decrease in the value of all equity incentives held by the executive team, until 2025 our NEOs have realized only 87% (CEO 86%) of the value of long-term incentives awarded to them over the past five years, an increase from the 68% that had been realized or was realizable at December 31, 2024, but demonstrating that despite the strong absolute performance of the Company’s share price over the past year, the Company’s relative underperformance against its gold sector peers has continued to deliver below-target payouts to the executive team. The Compensation Committee believes that the adjustments made to the Company’s compensation programs over the past several years represent continuous improvement on an already robust compensation framework and will be looking for additional areas for incremental improvement moving forward. The Committee is in the process of developing individual scorecards for all NEOs, has implemented additional metrics to assess longer term progress when awarding PSUs and is reviewing a broader implementation of LTI programs across the Company. I invite you to read “Executive Compensation – Compensation Discussion & Analysis” in this Circular and I hope that you will attend the Meeting to ask questions of me or the other members of the Compensation Committee with respect to B2Gold’s compensation programs. Sincerely, Greg Barnes Greg Barnes Chair of the Compensation Committee OVERVIEW NOTICE AND ACCESS OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 55.

MICHAEL CINNAMOND Senior Vice President, Finance & Chief Financial Officer Time with B2Gold: 13 Years Share Ownership Requirement: Achieved – 2 times base salary Michael Cinnamond has served as our Senior Vice President of Finance and Chief Financial Officer since April 1, 2014. Mr. Cinnamond oversees the financial reporting, cash management and tax planning of B2Gold, as well as financial compliance and reporting to the regulatory authorities. Prior to joining B2Gold, Mr. Cinnamond was an audit partner at PricewaterhouseCoopers LLP where he was the BC Resources Leader for the Mining, Forestry and Energy and Utilities practices. Mr. Cinnamond has more than 25 years of experience in the mining industry sector. Mr. Cinnamond was the President of the Canadian Institute of Mining for 2023-2024. In addition, he previously served as a Director at the Canuck Place Children’s hospice. 2025 Achievements During the recently completed calendar year, Mr. Cinnamond: CLIVE JOHNSON Director, President and Chief Executive Officer Time with B2Gold: 19 Years Share Ownership Requirement: Achieved – 3 times base salary Clive Johnson has served as a Founding Director and the President of B2Gold since December 2006 and Chief Executive Officer since March 2007. Mr. Johnson oversees our long-term strategy and development and leads the executive team. Previously, Mr. Johnson was founder of Bema Gold and its predecessor companies. Mr. Johnson was appointed the President and Chief Executive Officer of Bema after it was created by the amalgamation of three Bema group companies in 1988. He was a driving force in Bema’s transition from a junior exploration company to an international intermediate gold producer. In 2025, Mr. Johnson received The Northern Miner’s Person of the Year Award, in 2013, he received the Pacific Entrepreneur of the Year Award for Mining and Metals, and in 2004 he received the Viola MacMillan Developer’s Award from the Prospectors and Developers Association of Canada. 2025 Achievements During the recently completed calendar year, Mr. Johnson: • Continued to refine, clarify and execute the Company’s strategic plan with buy-in from the Board of Directors and the Executives, continually monitoring for growth opportunities to build a leading responsible, sustainable, gold producer. • Oversaw the successful construction, development and start of commercial production at the Goose Mine substantially on schedule. • Provided leadership on continued negotiations with the State of Mali, relating to the implementation of the 2024 Memorandum of Understanding and the application of a new mining permit for Fekola Regional. • Continued focus on good governance by working with the Board to identify and appoint new Directors to strengthen the Board skill set. • Empowered Management to lead the organization with clear objectives and focus on operational excellence, project execution, health and safety, and sustainability. • Led Company’s M&A strategy and execution, including the continued refinement of the Company’s strategic investment program, and in some cases, divesture. • Further strengthened B2Gold’s reputation and presence around the world by leading meaningful and consistent engagement with our stakeholders across the globe, including investors, analysts, and proxy advisors, current and new host governments, communities we operate in, media and the general public. Executive Compensation 2025 - NEO Achievements • Effectively managed the balance sheet, improving the Company’s financial position and liquidity, while investing significantly in the Goose Project. • Played a key role in the execution of a successful $460 million, 2.75% convertible note offering. • Improved the Company’s return on capital achieving 27% over the year. • Improved the Company’s low leverage ratio to 0.5x and preserved liquidity. • Oversaw the successful implementation of the Company’s inaugural Enterprise Reporting Program system (“SAP”). • Oversaw tax matters globally, including royalty restructuring at the Goose Project. • Continued to develop and strengthen relationships with lenders and other key external stakeholders. • Supervised the insurance program, including renewal of all programs with a positive outcome for the Company. 56. B2GOLD 2026 Management Information Circular

WILLIAM LYTLE Senior Vice President & Chief Operating Officer Time with B2Gold: 15 Years Share Ownership Requirement: Achieved – 2 times base salary William Lytle has served as our Senior Vice President & Chief Operating Officer since December 10, 2021. Mr. Lytle manages all mining and engineering operational activities from acquisitions through closure, and coordinates engineering teams for due diligence, acquisitions, engineering, construction, operations and closure. Mr. Lytle has been a valued member of the senior executive team, ensuring B2Gold delivers on its business strategy with regards to operations as well as the Company’s Sustainability, HSE, Supply Chain and IT functions that will continue to resort under his care together with Mine Engineering, Metallurgy, Maintenance and Projects. Mr. Lytle originally joined the Bema team in 1998, working on the Kupol and Julietta projects in Russia, and later became the Vice President of Environmental, Health, Safety and Permitting for B2Gold. Mr. Lytle advanced to the role of Country Manager for B2Gold Namibia, overseeing the Otjikoto mine construction and the transition into operations, and was promoted to Vice President, Africa in 2014 during which time he oversaw the mine construction at the Fekola Project. In February 2016, Mr. Lytle was promoted to Senior Vice President, Operations, his most recent role prior to the appointment as COO. In these various roles, Mr. Lytle has been instrumental in B2Gold’s dramatic growth and resulting success over the years. Mr. Lytle has a BSc in Chemical Engineering, MSc in Civil Engineering, and is a registered professional engineer (Colorado, USA). 2025 Achievements During the recently completed calendar year, Mr. Lytle: • Provided leadership at the Goose Mine, including as Acting General Manager, and achieved first gold pour and commercial production. • Oversaw the building and strengthening of stakeholder/partner relationships with Inuit community and the KIA. • Oversaw the operational excellence at all sites and projects, and achievement of 2025 guidance on gold production and cash operating costs. • Oversaw the continued development of the sustainability function, including strengthening ESG reporting. • Continued stewardship of Company’s assets around the globe. • Oversaw the health and safety function, which maintained low injury frequency rates, in the first quarter when compared to the peer group, including achievement of a major safety milestone at Masbate Mine, Philippines, seven years without an LTI, and at the Fekola Mine, Mali, with two years without an LTI. • Managed global fleet of primary mine assets valued at more than $700 million. • Oversight of improvements to cybersecurity protocols and systems. OVERVIEW NOTICE AND ACCESS OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 57.

RANDALL CHATWIN Senior Vice President, Legal & Corporate Communications Time with B2Gold: 6 Years Share Ownership Requirement: Achieved – 2 times base salary Executive Compensation Randall Chatwin has more than 20 years’ experience in the mining industry and joined B2Gold in 2019 from Goldcorp Inc. where he most recently served as Vice President, Assistant General Counsel from May 2015 to May 2019. Mr. Chatwin was instrumental in the execution of Goldcorp’s US$12.5 billion merger with Newmont Mining Corporation in April 2019. Prior to joining Goldcorp, Mr. Chatwin was a partner at the law firm of Lawson Lundell LLP, where he spent 11 years practicing corporate commercial and corporate finance law, with a specific focus on the mining industry. During this time, he played a key role as external counsel to B2Gold in connection with its growing operations, including the acquisition and financing of B2Gold’s operating assets. Mr. Chatwin holds a Bachelor of Arts degree from the University of Victoria, British Columbia, and Juris Doctor (Law) degree from the University of Saskatchewan. Mr. Chatwin is a member of the Canadian Bar Association and Law Society of British Columbia and has received his Certified In-House Counsel designation from the Canadian Corporate Counsel Association. 2025 Achievements During the recently completed calendar year, Mr. Chatwin: • Played a significant role in ongoing relations with the Government of Mali and the implementation of the Memorandum of Understanding and obtaining the underground mining approval. • Played a key role in the execution of a successful $460 million, 2.75% convertible note offering. • Provided strategic advice and legal leadership on M&A matters, including the Company’s strategic investments, and divestures. • Oversaw the continued development of the Compliance and Ethics program. • Oversaw external communications campaigns and shareholder engagement. • Oversaw the corporate governance programs, including various Board and corporate policy refresh and updates. • Continued to develop and strengthen relationships with key internal and external stakeholders, including institutional shareholders and governments in the jurisdictions in which B2Gold operates. • Key contributor to corporate strategy, specifically as it relates to stakeholder relations, corporate development and investor relations. 58. B2GOLD 2026 Management Information Circular

VICTOR KING Senior Vice President, Exploration Time with B2Gold: 12 Years Share Ownership Requirement: Achieved – 2 times base salary Victor King has more than 30 years of senior management experience in exploration, development and production in the gold mining industry. Mr. King joined B2Gold at the end of 2013 following the acquisition of TSE-listed Volta Resources, where he was Chief Operating Officer from 2006 to 2013. His initial role at B2Gold was Exploration Manager for West Africa, where he continued with the work on Volta’s +5 Moz Kiaka Gold Project, initiated the exploration effort that led to the Toega discovery and was involved in the acquisition and ongoing exploration management at Fekola until 2017. Most recently, he was Vice President, Exploration, and prior to that, Regional Vice President for West Africa, responsible for regional corporate management, government relations, community relations and general administration for Mali, Burkina Faso, Ghana and Senegal. Mr. King has extensive African experience, starting his senior management career in 1992 as the Exploration Manager for Gold Fields in Ghana, where he led the exploration team which resulted in the discovery and development of one of the largest gold mines in Ghana, the world class Tarkwa Mine. As Regional Exploration Manager for Africa with Gold Fields from 2001 to 2006, Mr. King was responsible for generating, managing and advancing exploration projects in Ghana, Burkina Faso, Mali, Guinea, Tanzania, Eritrea and the Democratic Republic of Congo. Mr. King has a BSc. (Hons) in Geology from the University of Cape Town, South Africa. 2025 Achievements During the recently completed calendar year, Mr. King: • Oversaw the Company’s continued focus on brownfield and greenfield exploration investment across B2Gold’s prospective land packages in Canada, Mali, Namibia, the Philippines and Kazakhstan. • Technical oversight of Company’s strategic investments in Snowline Gold, Founders Metals, Prospector Metals and AuMEGA Metals Ltd. • Managed the extensive exploration program at the Back River Gold District deposits demonstrating potential to extend the Mine Life at the Goose Project. • Oversaw the successful completion of PEA results on the Antelope deposit. • Directed the completion of the resource model for the Gramalote Feasibility Study, outlining a significant production profile with average annual gold production of 227,000 ounces per year for the first five years of production. OVERVIEW NOTICE AND ACCESS OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 59.

Executive Compensation HEDGING PROHIBITION The Company is of the view that its securities should be purchased by its, or any of its direct or indirect subsidiaries’, Directors and officers, including NEOs, for investment purposes only. Pursuant to the Company’s anti-hedging policy, transactions that could be perceived as speculative or influenced by positive or negative perceptions of the Company’s prospects, including the use of puts, calls, collars, spread bets, contracts for difference and hedging transactions are not considered to be in the Company’s best interests and must be avoided. Directors and officers of the Company, including NEOs, are prohibited from engaging in hedging activities of any kind respecting the Company’s securities or related financial instruments including, without limitation, selling a call or buying a put on the Company’s securities or purchasing the Company’s securities with the intention of reselling them within six months or selling the Company’s securities with the intention of buying them within six months (other than the sale of Company securities shortly after they were acquired through the exercise of securities granted under a share-based compensation arrangement). CLAWBACK POLICY The Board has adopted a robust clawback policy (the “Clawback Policy”) specifying the consequences with respect to incentive awards in the event of a restatement of the Company’s financial statements. The Clawback Policy was revised in 2023 to comply with the revised rules of the United States Securities Exchange Commission and NYSE American rules, as applicable, which require a US listed company that restates its financial results for any reason other than a restatement caused by a change in applicable accounting rules or interpretations, to: (i) require that the Executive Officer return or repay to the Company, or reimburse the Company for, all or part of the after-tax portion of any excess compensation; and/or (ii) cause all or part of any awarded and unpaid or unexercised performance-based compensation (whether vested or unvested) that constitutes excess compensation for such Executive Officer to be cancelled. For purposes of the Clawback Policy, “excess compensation” means the difference between the amount or value of any performance-based compensation actually paid or awarded to an Executive Officer and the amount or value that would have been paid or awarded as calculated or determined based on the restated financial statements. “Performance-based compensation” includes all bonuses and other incentive compensation that is paid or awarded to any Executive Officer based in whole or in part on the application of performance criteria or financial metrics measured during the applicable period preceding the applicable restatement as determined by the Board or the Compensation Committee and includes incentive compensation awarded or paid in any form, including cash or equity-based, whether vested or unvested. As part of its annual review and discussion of executive compensation, the Compensation Committee noted the following factors that discourage the Company’s executives from taking unnecessary or excessive risk. What we do: Page What we do not do: Page We provide Shareholders with an annual “Say on Pay” vote. 25 We do not permit our Executive Officers to engage in hedging of their equity-based compensation or personal share ownership. 61 We weigh our executive compensation program significantly towards performance-contingent pay with ~ 77% of NEOs compensation being at-risk in 2025. 68 We do not reprice equity-based compensation awards. 61 We cap short-term incentive payments to our NEOs (at 2x target). 61 We do not guarantee incentive compensation. 68 We tie a portion of executive incentive compensation to identified ESG risks. 70 We enforce minimum share ownership guidelines for both NEOs and Non-Executive Directors. 61 We maintain a robust Clawback Policy. 60 We work with an independent compensation consultant and review compensation regularly. 62 60. B2GOLD 2026 Management Information Circular

OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE EXECUTIVE COMPENSATION

SHARE OWNERSHIP GUIDELINES

The Company's Share Ownership Guidelines (the "**Share Ownership Guidelines**") ensure the interests of Directors and senior executives of the Company are aligned with the long-term interests of the Company's Shareholders. The Share Ownership Guidelines provide that each Named Executive Officer is required to hold an equity interest in the form of Common Shares and/or RSUs in the following amounts (collectively, the "**Executive Ownership Requirements**").

Executive	Share Ownership Requirement
CEO	3x annual salary
CFO	2x annual salary
Other NEOs	2x annual salary

Each individual is expected to meet the applicable Executive Ownership Requirement no later than five years after they commence their employment as a CEO, CFO, Senior Vice President or other NEO. In the event of an increase in an individual's annual salary following such five-year period, he or she will have one year from the date of such increase to satisfy the increased Executive Ownership Requirement. Once an individual's level of Common Share Ownership satisfies the applicable Executive Ownership Requirement, ownership at such level is expected to be maintained or exceeded continuously for as long as such individual is subject to the Share Ownership Guidelines.

On May 7, 2024, the Board approved an amendment to the Share Ownership Guidelines, whereby the CEO shall not sell, transfer or otherwise dispose of any Common Shares issued as a result of any and all incentive compensation (including, Stock Options, RSUs and PSUs) for a period of one year from the date such Common Shares are issued, or until the CEO's retirement from the Company, whichever occurs first.

As outlined in the table below, as at December 31, 2025, all the NEOs meet or exceed the applicable Executive Ownership Requirement.

			Current Ownership as of December 31, 2025			
Executive	Shareholding Requirement	Achieved	# of Common Shares	# of RSUs[(1)]	Total Value ($)[(2)]	Multiple of Salary
Clive Johnson	3x salary	✓	3,062,713	993,629	18,659,173	19.7x
Michael Cinnamond	2x salary	✓	137,501	552,256	3,172,882	6.7x
William Lytle	2x salary	✓	38,975	552,256	2,719,663	5.7x
Randall Chatwin	2x salary	✓	26,199	524,223	2,531,941	5.5x
Victor King	2x salary	✓	111,676	470,557	2,678,272	6.1x

Notes:
(1) The values in this column include dividend equivalent units in order to coincide with System for Electronic Disclosure by Insiders ("**SEDI**").
(2) The values in this column were calculated by adding the number of Common Shares and the number of RSUs and multiplying by $4.60, the VWAP of the Common Shares for the 20 trading days prior to December 31, 2025.

B2GOLD 2026 Management Information Circular 61.

COMPENSATION CONSULTANT In May 2025, the Compensation Committee renewed the engagement of Lane Caputo, an independent executive compensation and governance advisor, to review, and if warranted, propose compensation program enhancements to ensure the Company’s compensation philosophy and strategy are operating as intended. During 2025, Lane Caputo reviewed and updated the Company’s Compensation Peer Group, benchmarked the Company’s executive and Director compensation programs against the revised Compensation Peer Group and against industry and regulatory best practices, and reviewed the performance metrics underpinning the vesting of the Performance Share Unit awards to executive officers, including the composition on the Performance Peer Group against which the Company benchmarks Total Shareholder Return Performance. Lane Caputo advises only the Compensation Committee and has not performed any work for management of the Company. The Compensation Committee pre-approves all consultant mandates related to executive and Director compensation, as well as the associated fees for such mandates. The following table sets out the fees paid by the Company to compensation consultants for services done for Compensation Committee related to determining and structuring compensation for Directors and Executive Officers during the two most recently completed financial years. Consultant Financial Year Ending December 31 Executive Compensation-Related Fees ($) All Other Fees ($)(1) Lane Caputo Compensation Inc. 2025 160,216 15,802 Lane Caputo Compensation Inc. 2024 140,529 2,468 Note: (1) Assistance provided to Management for the 2025 Management Circular. Executive Compensation 62. B2GOLD 2026 Management Information Circular

OVERVIEW NOTICE AND ACCESS OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 63.

Compensation Discussion and Analysis COMPENSATION PHILOSOPHY AND OBJECTIVES Compensation plays an important role in achieving short and long-term business objectives that ultimately drive business success in alignment with long-term Shareholder goals. The Company’s compensation philosophy for Executives is based on the following fundamental principles: • Compensation programs align with Shareholder interests – the Company aligns the goals and incentives of executives with maximizing long-term Shareholder value. • Performance sensitive – compensation for Executives is linked to and fluctuates with operating and market performance of the Company. • Market competitive compensation – the compensation program should provide market competitive pay in terms of value and structure in order to retain existing Executives who are performing according to their objectives and to attract new individuals of the highest caliber. The objectives of the compensation program were developed based on the above-mentioned philosophy and are as follows: • To attract, retain, motivate and reward highly qualified Executive Officers with a history of proven success. • To align the interests of Executive Officers with Shareholders’ interests and with the execution of the Company’s business strategy. • To evaluate executive performance on the basis of key measurements that correlate to Shareholder value. COMPENSATION BENCHMARKING The Compensation Committee, as part of its annual compensation review process and with the assistance of Lane Caputo, benchmarks the compensation levels and practices of companies that are considered reasonably similar to the Company. In selecting a group of companies and/or sectors to benchmark, the Compensation Committee will consider characteristics and variables such as: • Canadian-headquartered, publicly traded gold companies with operating and/or development projects primarily with international locations. • Companies of similar size as measured by market capitalization, revenues and production volumes. • Companies from which future executives may reasonably be expected to be recruited from or to which the Company could reasonably expect to otherwise be in competition with for senior level talent. The compensation benchmark information derived from such sources will be one of several factors the Compensation Committee will consider in its review of executive compensation. Executive Compensation 64. B2GOLD 2026 Management Information Circular

OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE EXECUTIVE COMPENSATION

In order to assist the Compensation Committee with its decisions surrounding executive and Director compensation for 2025 and into the 2026 fiscal year, Lane Caputo developed the following list of mining companies to serve as the Compensation Peer Group.

2025 Compensation Peer Group

Alamos Gold Inc.	Evolution Mining Limited	Lundin Gold Inc.
AngloGold Ashanti plc	Hecla Mining Company	Lundin Mining Corporation
Coeur Mining Inc.	Hudbay Minerals Inc.	OceanaGold Corporation
Eldorado Gold Corporation	IAMGOLD Corporation	Pan American Silver Corp.
Endeavour Mining Plc	Ivanhoe Mines Ltd.	SSR Mining Inc.
Equinox Gold Corp.	Kinross Gold Corporation	
Year-Over-Year Changes		
Removed:	Agnico Eagle Mines Limited	
Added:	Coeur Mining	

The table below summarizes the Company's relative size against the operational and financial criteria that the Compensation Committee considers when selecting peers for the benchmarking of compensation.

	Market Capitalization (as at Dec. 31, 2025) (USD$000s)	2025 Annual Revenue (CDN$ millions)	2025 Gold Production (ounces)	Number of Producing Mines
25th Percentile	9,773.5	1,842.1	545,400	4
50th Percentile	12,871.3	2,210.7	779,544	5
75th Percentile	18,398.4	3,690.1	1,209,000	6
B2Gold Corp	**6,048.1**	**3,061.0**	**979,604**[(1)]	**4**

Note:
(1) Production from the Company's four operating mines reflected on a 100% basis and includes 14,554 ounces of pre-commercial production from the Goose Mine.

DETERMINATION OF COMPENSATION

In making compensation recommendations, the Compensation Committee reviews the various elements of executive's compensation in the context of the total compensation package and the desired mix of "at-risk" versus fixed elements of compensation as per the Company's compensation philosophy. Based on this review, the Compensation Committee evaluates whether the intended relationship between performance and compensation is being achieved or whether changes are required in order to bring this relationship in line with the compensation philosophy and objectives outlined above. In addition to the objective measures of corporate performance that inform variable compensation decisions from year to year, the Compensation Committee and the Board exercise discretion based on the Company's performance and the individual contributions of each executive in determining actual compensation. In determining the total compensation payable to the NEOs for 2025, the Compensation Committee and the Board took into account a range of relevant factors including but not limited to;

- the Company's financial results,
- the Company's operational results,
- the duties and responsibilities of each NEO; and
- their respective performance and contribution towards 2025 results. For additional detail surrounding the specific performance goals and goal attainment that influenced the Compensation Committee's decisions on executive compensation for 2025, please see "*2025 Compensation Details*" on the following page.

B2GOLD 2026 Management Information Circular 65.

Executive Compensation The Company’s executive compensation program for the financial year ended December 31, 2025 consisted primarily of the following elements. Compensation Element Form Purpose of Element Salary Cash Forms a baseline level of compensation for role fulfilment commensurate with the experience, skills and market demand for the executive role and/or incumbent. Short-Term Incentive (“STI”) Cash Focuses on achievement of short-term financial, operational, development, ESG, and shareholder returns and/or achievement of milestones that are aligned with the Company’s strategic goals. Long-Term Incentive (“LTI”) Restricted Share Units (“RSUs”) Focuses on the achievement of long-term shareholder value, and aligns management of interests with those of shareholders. Performance Share Units (“PSUs”) Designed to motivate and reward Executives to excel against specific operational, financial, strategic and Shareholder return targets, including on a relative basis versus relevant indices or peer groups, over successive three-year performance cycles. A summary of the material provisions of each of the RSU and PSU Plans is included in Schedule “A” to this Circular. 66. B2GOLD 2026 Management Information Circular

Determination • Salaries are based on relevant marketplace information, experience, individual performance and level of responsibility. • Actual salary levels are set in relation to the Company’s compensation philosophy and relative to the emphasis on other compensation program elements. • The Company generally intends to pay salaries above market median levels in order to attract and retain Executive of the highest caliber to continue the successful execution of the Company’s strategy. • Based on achievement against both corporate and individual objectives as set out by the Compensation Committee at the beginning of the year. • Incentive payouts for each Executive range from 0-200% of target levels and are designed to allow each executive to achieve maximum pay for maximum results. • From time to time, the Compensation Committee may consider mitigating factors in the determination of STI performance achievement as important aspects of executive and Company performance are not always strictly quantifiable. • Can be paid in RSUs at the discretion of the Compensation Committee. • RSUs vest in one third tranches over three years, starting on the first anniversary of the grant. • The number of RSUs, in conjunction with the number of PSUs, awarded on an annual basis is determined by the Compensation Committee, based upon the overall competitiveness of the compensation program versus peers; the performance of each Executive Officer; an assessment of overall corporate performance; previous grants of RSUs to the Executive Officer; the desired performance, versus retention mix of the equity incentive awards; and with an eye to the combined dilutive effect to Shareholders of both outstanding and planned employee equity incentive awards. • The PSUs vest after a three-year period based on performance. • PSUs may, or may not, vest based on performance against pre-established targets or milestones set at the beginning of each performance period. • Vesting will be in a range of 0-200% of the original award based on the Compensation Committee’s determination of actual performance against the pre-established targets and milestones. • The number of PSUs, in conjunction with the number of RSUs, awarded on an annual basis is determined by the Compensation Committee, based upon the overall competitiveness of the compensation program versus peers; the performance of each Executive Officer; an assessment of overall corporate performance; previous grants of PSUs to the Executive Officer; the desired performance, versus retention mix of the equity incentive awards; and with an eye to the combined dilutive effect to Shareholders of both outstanding and planned employee equity incentive awards. OVERVIEW NOTICE AND ACCESS OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 67.

PENSION, BENEFITS AND PERQUISITES The Company does not currently have a pension plan or post-employment compensation and benefits in place for any of its employees. The Company has a registered retirement savings plan (“RRSP”) program for its corporate Canadian employees which does not include NEOs. The Company provides employee benefit programs to its Executives (including, but not limited to, medical health insurance, dental insurance, health spending account, wellness allowance and life insurance). From time to time, the Compensation Committee reviews the Company’s benefit programs, to ensure continued alignment with market practices. The Company offers only limited perquisites to the NEOs, and only where the Compensation Committee, upon review of competitive practice from time to time, believes such perquisites are market competitive and promote the retention of the NEOs or promote the efficient performance of the duties of the NEOs. The Company does not believe that perquisites and benefits should represent a significant portion of the compensation package for NEOs. TARGET EXECUTIVE PAY MIX Each of our NEOs receive a combination of the three main elements of pay: salary; STI; and LTI (RSUs and PSUs), with only annual salary being a guaranteed form of compensation and all other elements being “at-risk” and variable, based on both annual and long-term corporate performance. The “at-risk” component of total compensation is targeted at roughly 77% for our NEOs. For 2025, 50% of the target value of long-term incentives for our NEOs was in the form of RSUs, while the other 50% was awarded in the form of 100% performance-contingent PSUs, which were granted to each NEO as part of their 2025 compensation, with a three-year performance period commencing on January 1, 2026 and with performance measures set on such grant date, in accordance with and subject to the terms of the PSU Plan. For the CEO only for 2025, LTI awards consisted entirely of RSUs to reflect Mr. Johnson’s retirement at the 2026 Annual General and Special Meeting. Because the Company grants LTI awards in the first quarter of every year (March 10 for 2026), in respect of the recently-completed fiscal year, the Compensation Committee did not feel it was appropriate to award Mr. Johnson PSUs that vest in three-year’s time. 2025 TARGET PAY MIX PRESIDENT & CEO 2025 TARGET PAY MIX OTHER NEO FIXED PAY 23% PAY AT RISK 77% RSUs 54% FIXED PAY 23% PAY AT RISK 77% SALARY 23% ANNUAL INCENTIVE 23% ANNUAL INCENTIVE 17% SALARY 23% RSUs 30% PSUs 30% Executive Compensation 68. B2GOLD 2026 Management Information Circular

2025 Compensation Details BASE SALARIES In 2025, NEO salaries remained unchanged from 2024. SHORT-TERM INCENTIVE AWARD DETERMINATION STI target for 2025 performance for the NEOs were as follows: Name 2025 Annual Salary ($) Target (% of Annual Salary) Target ($) Clive Johnson 949,000 100 949,000 Michael Cinnamond 474,500 75 355,875 William Lytle 474,500 75 355,875 Randall Chatwin 456,250 75 342,188 Victor King 438,000 75 328,500 Actual incentive payments may be above or below target based on performance outcomes for a given year. The performance measures range from 0% (if the threshold performance level is not achieved) to 100% (if the performance target is met) and to 200% (if the performance target is exceeded by a specified amount). Performance objectives set for a given fiscal year are designed to provide motivation to Executive Officers to achieve near-term corporate and individual objectives, and to reward them when such objectives are met or exceeded. The Compensation Committee can apply its discretion to either increase, or decrease, a performance outcome where circumstances warrant. OVERVIEW NOTICE AND ACCESS OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 69.

Executive Compensation

2025 STI Scorecard

In early 2025, corporate objectives were selected to reflect the Company's top priorities for success during the year. In February 2026, after 2025 financial and operating results were finalized, the Compensation Committee met to assess corporate performance and determine annual bonuses for Executive Officers of the Company.


Environment, Social & Governance
Shareholder
Operational
Financial
Development
20%
5%
30%
20%
25%
2025 STI

Category & Weighting	Objective	Performance Range			Actual Result	Score %
		Threshold	Target	Stretch		
Operational (30%)	Gold Production (ounces)[1]	970,000	1,020,000	1,075,000	979,604 oz (Threshold)	7.5
	Cash Operating Costs per gold ounce (produced)[2]	US$895	US$865	US$835	US$769 (Below Stretch)	15
	All-In Sustaining Costs per gold ounce (sold)[2]	US$1,520	US$1,490	US$1,460	US$1,584 (Above Threshold)	0
Financial (20%)	Preserve liquidity and maintain a low leverage ratio at December 31, 2025	>1.6x	>1.25 to 1.6x or less	1.25x or less	0.5x (Stretch)	15
	Improve the Company's return on capital employed	6%	8%	10%	28% (Stretch)	15
	Complete implementation of SAP Phase 1 at the Goose Project	Q3 2025	Q2 2025	Q1 2025	Completion of SAP system implementation Q2 2025 (Target)	5
Development (25%)	Completion of Gramalote Feasibility Study	Q3 2025	Q2 2025	Q1 2025	Completed in June 18, 2025 (Target)	2.5
	Achieving commercial production at the Goose Project	Q4 2025	Q3 2025		Commercial production achieved on October 2, 2025 (Target)	15
	Commence Fekola underground production	Q4 2025	Q3 2025	Q2 2025	Fekola underground stope ore production commenced in Q3 2025 (Target)	7.5
Environment, Social & Governance (20%)	Work-Related Fatalities	N/A	Zero	N/A	Zero fatalities (Target)	8
	Total Recordable Injury Frequency Rate[3]	3rd quartile or better of ICMM participants	2nd quartile or better of ICMM participants	1st quartile or better of ICMM participants	2nd Quartile Performance (Target)	5
	Maintain Conformance with the World Gold Council RGMP	N/A	Maintain conformance with the WGC RGMP	N/A	In Conformance with RGMPs (Target)	1
	Environmental Incidents	One level 4 incident	Zero level 4 or 5 incidents	Zero level 3, 4 or 5 incidents	One level 3 incident and zero level 4 and 5 (Target)	2
	Social Incidents	One level 4 incident	Zero level 4 or 5 incidents	Zero level 3, 4 or 5 incidents	Zero level 3, 4 and 5 (Stretch)	4
	Completion of the installation of the Masbate Solar Facility		Q4 2025	Q3 2025	Completed in Q3 2025 and fully operational (Stretch)	4
Shareholder (5%)	One-Year Relative TSR Performance (versus the S&P/ TSX Global Gold Index)	50th percentile	75th percentile	90th percentile	6th percentile (Below threshold)	0
Total:						**106.5**

Notes:
(1) Actual and projected production results presented in this Circular reflect total 2025 production from all our producing mines reflected on a 100% basis and including 14,554 ounces of pre-commercial production from the Goose Mine.
(2) Cash Operating Costs per gold ounce and AISC are performance measures commonly used that are not defined under IFRS. Non-IFRS measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation of, or as substitute for, measures of performances in accordance with IFRS and should be read in conjunction with the Company's consolidated financial statements. Cash Operating Costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The Company defines AISC per ounce as the sum of to IFRS terms. For additional information regarding the Non-IFRS Measures, please refer to our MD&A for the year ended December 31, 2025 starting on page 24, and incorporated herein and as filed on the Company's website at www.b2gold.com, on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.
(3) For B2Gold's operational mines only, rate is calculated based on 200,000 work hours and versus the most recent International Council on Mining and Metals Group Average.

70. B2GOLD 2026 Management Information Circular

OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE EXECUTIVE COMPENSATION

Evaluating 2025 corporate performance, the Compensation Committee considered the performance-related results achieved by the Company in 2025 and assessed an achievement score of 106.5% of target.

The Compensation Committee recommended the following annual incentive payments for 2025, which the Board supported.

Name	Target		Actual	
	%	$	$	Salary %
Clive Johnson	100	949,000	1,010,685	107
Michael Cinnamond	75	355,875	379,007	80
William Lytle	75	355,875	379,007	80
Randall Chatwin	75	342,188	364,430	80
Victor King	75	328,500	349,853	80

2025 PERFORMANCE SHARE UNIT AWARDS

In respect of 2025, the Compensation Committee determined that awards for the NEOs would again comprise 50% PSUs and 50% RSUs for all NEOs, except for Mr. Johnson as previously mentioned. PSUs were granted to NEOs as part of the Company's 2025 Executive Officer compensation, with a three-year performance period commencing January 1, 2026 through to December 31, 2028 and with the number of Common Shares issuable on the PSUs ultimately vesting ranging from 0 – 200% contingent upon achievement against the following performance criteria.

Category & Weighting	Objective	Performance Range	Score %
Metric A - Shareholder Return(1) 50%	The Company's three-year relative total Shareholder return ("**RTSR**") against the VanEck Junior Gold Miners ETF ("**GDXJ**")	RTSR at 90th Percentile	200
		RTSR at 60th percentile	100
		RTSR at 30th percentile	50
		RTSR below 30th percentile	0
Metric B - Operating Cash Flow(2)(3)(4) 50%	Increase Company's 2028 annual operating cash flow from 2025 levels	Increase annual operating cash flow by at least 68% ($1.12 per share)	200
		Increase annual operating cash flow by at least 46% ($0.97 per share)	150
		Increase annual operating cash flow by at least 23% ($0.82 per share)	100
		Increase annual operating cash flow by at least 11% ($0.74 per share)	50
		Increase annual operating cash flow by less than 0% ($0.66 per share)	0

Notes:

(1) Vesting multiples between the 50% and 100% milestones will be interpolated on a linear basis, provided however, that the performance multiplier applicable to PSUs will be capped at a maximum of 100% if the Company's absolute TSR is negative. Vesting multiples between 100% and 200% will be interpolated on a linear basis. For more details regarding the PSU Plan, please see Schedule "A" to this Circular.

(2) Assumes a gold price equal to the average realized gold price of $3,300 per ounce.

(3) Measurement will be based on the number of issued and outstanding Common Shares as at December 31, 2025, which was 1,340,621,856. The calculation at December 31, 2028 will be completed using the issued and outstanding shares as at December 31, 2025.

(4) Cash Operating Costs per gold ounce and AISC are performance measures commonly used in the mining industry that are not defined under IFRS. Non-IFRS measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures employed by other companies. The data presented is intended to provide additional information and should not be considered in isolation of, or as substitute for, measures of performances in accordance with IFRS and should be read in conjunction with the Company's consolidated financial statements. Cash Operating Costs per gold ounce produced is derived from amounts included in the statement of operations and include mine site operating costs such as mining, processing, smelting, refining, transportation costs, less silver by-product credits. The Company defines AISC per ounce as the sum of to IFRS terms. Please refer to the "Cautionary Note Regarding Forward-Looking Information" attached as Schedule "B" to this Circular. Operating Cash Flow is defined as the Company's year-end Operating Cash Flow from the Cash Flow Statement, including changes in working capital.

B2GOLD 2026 Management Information Circular 71.

Executive Compensation 72. B2GOLD 2026 Management Information Circular

OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE **EXECUTIVE COMPENSATION**

Performance Graph

The following graph compares the cumulative total Shareholder return for $100 invested in Common Shares on January 1, 2021 with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Global Gold Index for the five most recently completed fiscal years. The graph also shows the relationship between Shareholder value and total compensation for the NEOs over the same period, for the purposes of comparing compensation to performance.

Due to the heavy emphasis of at-risk pay in our compensation program for Executive Officers, including the focus on RSUs and PSUs to further align executive compensation with Shareholders' experience, total compensation for our Named Executive Officers generally increased and decreased in alignment with Shareholder returns over the past five years.

NEO TOTAL REPORTED COMPENSATION(1) VS. SHAREHOLDER VALUE


$260
$240
$220
$200
$180
$160
$140
$120
$100
$80
$60
$40
$20
$0
$100
$101
$107
$89
$84
$89
Initial Investment (Dec 31, 2020)
2021
2022
2023
2024
2025
TOTAL REPORTED COMPENSATION
B2GOLD TOTAL SHAREHOLDER RETURN
S&P / TSX COMPOSITE TOTAL RETURN INDEX
S&P / TSX GLOBAL GOLD INDEX

	Initial Investment (Dec 31, 2020) $	2021 $	2022 $	2023 $	2024 $	2025 $
S&P/TSX Composite Total Return Index	100	123	105	116	126	169
S&P/TSX Global Gold Index	100	95	86	92	100	258
B2Gold Total Shareholder Return	100	73	69	65	53	100
NEO Total Reported Compensation(1)	100	101	107	89	84	89

Note:
(1) Total Reported Compensation excludes the value of the retention awards made to Messrs. Cinnamond and Lytle in 2019, and Mr. Chatwin in 2022 as these awards relate to the Company's succession planning activities and are not considered to be normal course annual compensation for these Named Executive Officers.

B2GOLD 2026 Management Information Circular 73.

Executive Compensation Discussion Regarding the Alignment of Executive Compensation with Shareholder Experience The chart above shows that reported NEO compensation has declined since 2022, mirroring the decline in total shareholder return over this same period. Further, one must consider compensation actually realized, or currently realizable, in comparing CEO compensation to Shareholder returns. Due to the strong alignment of CEO (and all NEO) compensation to shareholder experience via equity incentive compensation and the Company’s use of PSUs to further align these incentives through performance-contingent vesting, the realized and currently realizable compensation for Mr. Johnson over the past five years is only 86% of the values reported in the Summary Compensation Table during this time period, despite the material increase in the Company’s share price in 2025. Much of the decline in compensation actually realized, versus reported, arises from awarded equity incentives that fail to vest (PSUs) or that vest, but are paid at materially lower share prices than when they were awarded, as seen in the chart below. LONG-TERM INCENTIVE GRANT DATE FAIR VALUE VS REALIZED/REALIZABLE VALUE (FIVE-YEAR AGGREGATE) NAMED EXECUTIVE OFFICERS $2,500,000 $5,000,000 $7,500,000 $10,000,000 $12,500,000 $15,000,000 $17,500,000 $20,000,000 President & Chief Executive Officer (Clive Johnson) SVP, Finance & Chief Financial Officer (Michael Cinnamond) SVP & Chief Operating Officer (William Lytle) SVP, Legal & Corporate Communications (Randall Chatwin) SVP, Exploration (Victor King) $2.6M or 14% decrease $0.5M or 8% decrease $0.5M or 8% decrease $2.2M or 30% decrease $0.2M or 4% increase GRANT DATE FAIR VALUE REALIZED/REALIZABLE VALUE As at the Record Date: • PSU Awards in respect of 2021 vested at Nil. • PSU Awards in respect of 2022 vested at 75% (Nil of RTSR vesting, 150% of Goose commissioning vesting). • PSU Awards in respect of 2023 and 2024 are shown at grant value. • Since 2021 for the CEO and since 2022 for the other NEOs, stock option awards have not been granted as part of the compensation program for Executive Officers. 74. B2GOLD 2026 Management Information Circular

OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE EXECUTIVE COMPENSATION

Summary Compensation Table

The following table is a summary of compensation earned by the Named Executive Officers for the Company's three most recently completed financial years.

Name and Principal Position	Year	Salary ($)	Share-Based Awards ($)[1]	Option-Based Awards ($)	Annual Incentive Program ($)[2]	Long-Term Incentive Plans ($)	All Other Compen-sation ($)[3]	Total Compen-sation ($)
Clive Johnson Director, President and CEO	**2025**	**949,000**	**2,729,835**	–	**1,010,685**	–	**149,833**	**4,839,353**
	2024	949,000	2,555,000	–	469,755	–	221,666	4,195,421
	2023	949,000	2,555,000	–	584,000	–	362,213	4,450,213
Michael Cinnamond Senior Vice President, Finance and CFO	**2025**	**474,500**	**1,547,418**	–	**379,007**	–	**59,018**	**2,459,943**
	2024	474,500	1,277,500	–	234,878	–	71,221	2,058,099
	2023	474,500	1,277,500	–	355,875	–	112,238	2,220,113
William Lytle Senior Vice President, Operations and COO	**2025**	**474,500**	**1,547,418**	–	**379,007**	–	**54,517**	**2,455,442**
	2024	474,500	1,277,500	–	234,878	–	66,876	2,053,754
	2023	474,500	1,277,500	–	355,875	–	107,893	2,215,768
Randall Chatwin Senior Vice President, Legal and Corporate Communications	**2025**	**456,250**	**1,510,918**	–	**364,430**	–	**46,916**	**2,378,514**
	2024	456,250	1,241,000	–	225,844	–	31,259	1,954,353
	2023	438,000	1,204,500	–	328,500	–	30,025	2,001,025
Victor King Senior Vice President, Exploration	**2025**	**438,000**	**1,328,418**	–	**349,853**	–	**49,920**	**2,166,191**
	2024	438,000	1,058,500	–	216,810	–	32,173	1,745,483
	2023	438,000	1,058,500	–	284,700	–	21,469	1,802,669

Notes:

(1) All share-based awards listed in the table above reflect a dollar amount of RSUs and PSUs granted to each Named Executive Officer as follows:
- (i) For the year ended December 31, 2025, 411,523 RSUs and nil PSUs were granted to Mr. Johnson in light of his retirement effective June 4, 2026; 120,027 RSUs and 120,027 PSUs were granted to each of Messrs. Cinnamond and Lytle; 116,598 RSUs and 116,598 PSUs to Mr. Chatwin; and 99,451 RSUs and 99,451 PSUs granted to Mr. King, in each case, granted on March 10, 2026 in respect of 2025 compensation.
- (ii) On June 30, 2025 a Discretionary grant of RSUs in the amount of 150,000 was granted to Mr. Johnson, and Messrs. Cinnamond, Lytle, Chatwin and King each received a grant in the amount of 75,000.
- (iii) For the year ended December 31, 2024, 353,535 RSUs and 530,303 PSUs granted to Mr. Johnson who had requested a voluntary reduction from his target award levels in alignment with Shareholders' experience during 2024; 220,960 RSUs and 220,960 PSUs granted to each of Messrs. Cinnamond and Lytle; 214,646 RSUs and 214,646 PSUs to Mr. Chatwin; and 183,081 RSUs and 183,081 PSUs granted to Mr. King, in each case, on March 4, 2025 in respect of 2024 compensation.
- (iv) For the year ended December 31, 2023, 412,979 RSUs and 619,469 PSUs granted to Mr. Johnson who had requested a voluntary reduction from his target award levels in alignment with Shareholders' experience during 2023; 258,112 RSUs and 258,112 PSUs granted to each of Messrs. Cinnamond and Lytle; 243,363 RSUs and 243,363 PSUs to Mr. Chatwin; and 213,864 RSUs and 213,864 PSUs granted to Mr. King, in each case, granted on March 6, 2024 in respect of 2023 compensation. Fair value of the RSUs and PSUs was calculated using the VWAP of the Common Shares on the TSX calculated over the five trading days immediately preceding the date of such grant in each of 2023, 2024 and 2025. In respect of PSUs only, the Compensation Committee determines a Performance Percentage (as defined in the PSU Plan) from 0-200% based on the performance of the PSU holder against pre-set targets. This table assumes a Performance Percentage of 100%. For more information on the RSU Plan and the PSU Plan, please see Schedule "A" to this Circular.

(2) Cash bonus, paid in March 2026, for services performed for the financial year ended December 31, 2025. Cash bonuses are paid in the first six months of the year following the fiscal year to which the STI payment relates.

(3) All other compensation for 2025 is comprised of:
- (i) Parking costs and/or wellness allowance.
- (ii) The dollar value of dividend equivalent units vested under the RSU Plan for 2025 was as follows: a) $144,602 for Clive Johnson, b) $53,787 for each of Messrs. Cinnamond and Lytle, c) $41,684 for Mr. Chatwin and d) $44,686 for Mr. King.
- (iii) There were no dollar value of dividend equivalent units vested under the PSU Plan for 2025 as these PSUs vested at nil.

B2GOLD 2026 Management Information Circular 75.

Executive Compensation

Incentive Plan Awards (NEOs)

In addition to STIs, the Named Executive Officers are eligible for grants of RSUs and PSUs. Prior to 2022, NEOs were awarded Options. A summary of the material provisions of each plan is included in *Schedule "A"* to this Circular.

OUTSTANDING OPTION-BASED AND SHARE-BASED AWARDS

The following table sets out, for each Named Executive Officer, the share-based awards (comprised of RSUs and PSUs) and the option-based awards outstanding as at December 31, 2025.

	Outstanding Share-Based Awards and Option-Based Awards						
	Option-Based Awards				Share-Based Awards		
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiry Date	Value of Unexercised In-The-Money Options ($)(1)	Number of Shares or Units of Shares that have not Vested (#)(2)	Market or Payout Value of Shares or Units of Shares that have not Vested ($)(3)	Market or Payout Value of Vested Shares or Units of Shares that have not Paid Out or Distributed ($)
Clive Johnson	271,739	4.56	07-May-2026	10,870	–	–	–
			Total:	**10,870**	**2,751,140**	**12,655,244**	–
Michael Cinnamond	142,857	4.56	07-May-2026	5,714	–	–	–
	147,929	4.23	30-Mar-2027	54,743	–	–	–
	1,061,868	3.39	22-Dec-2029	1,284,860	–	–	–
			Total:	**1,345,317**	**1,248,314**	**5,742,244**	–
William Lytle	142,857	4.56	07-May-2026	5,714	–	–	–
	147,929	4.23	30-Mar-2027	54,734	–	–	–
	544,747	3.39	22-Dec-2029	659,144	–	–	–
			Total:	**719,592**	**1,248,314**	**5,742,244**	–
Randall Chatwin	142,857	4.56	07-May-2026	5,714	–	–	–
	44,303	4.23	30-Mar-2027	16,392	–	–	–
	965,157	4.19	31-Mar-2032	395,714	–	–	–
			Total:	**417,820**	**1,165,204**	**5,359,938**	–
Victor King	114,286	4.56	07-May-2026	4,571	–	–	–
	118,343	4.23	30-Mar-2027	43,787	–	–	–
			Total:	**48,358**	**1,047,290**	**4,817,534**	–

Notes:

(1) The value of unexercised in-the-money Options is calculated by multiplying the difference between the VWAP of the Common Shares for the 20 trading days prior to December 31, 2025, which was $4.60, and the Option exercise price, by the number of outstanding options (both vested and unvested).

(2) This column sets forth all RSUs and PSUs that have been granted to each Named Executive Officer and are outstanding as at December 31, 2025, but does not include the following RSUs and PSUs granted to each Named Executive Officer on February 23, 2026 in respect of 2025:
  (i) 120,027 PSUs granted to both Michael Cinnamond and William Lytle, and 116,598 PSUs granted to Randall Chatwin and 99,451 PSUs granted to Victor King and
  (ii) 411,523 RSUs granted to Clive Johnson, 120,027 RSUs granted to both Michael Cinnamond and William Lytle, 116,598 RSUs granted to Randall Chatwin, and 99,451 RSUs granted to Victor King. Please see "Summary Compensation Table" for a summary of all compensation earned by each Named Executive Officer of the Company.

(3) Market value of the RSUs and PSUs was calculated by multiplying the number of unvested RSUs and PSUs (including the value of dividend equivalent units accrued but not yet earned on unvested RSUs and PSUs), respectively, by multiplying the difference between the VWAP of the Common Shares for the 20 trading days prior to December 31, 2025, which was $4.60. In respect of PSUs, this table assumes a Performance Percentage of 100%.

(4) For more information on the Stock Option Plan, RSU Plan and the PSU Plan, please see *Schedule "A"* to this Circular.

76. B2GOLD 2026 Management Information Circular

The following table sets forth, for each Named Executive Officer of the Company, the value of all incentive plan awards vested during the year ended December 31, 2025. Incentive Plan Awards – Value Vested or Earned During the Year Option-Based Awards Share-Based Awards(2) Non-Equity Incentive Plan Compensation - Value Earned During the Year ($)(4) Name Number of Securities Underlying Options Vested Value Vested During the Year ($)(1) Number of Shares or Units of Shares Vested Value Vested During the Year ($)(3) Clive Johnson 54,348 2,174 490,267 2,255,228 1,010,685 Michael Cinnamond 272,373 329,571 203,822 937,581 379,007 William Lytle 272,373 329,571 203,822 937,581 379,007 Randall Chatwin 200,000 82,000 168,105 773,383 364,430 Victor King - - 157,840 726,064 349,853 Notes: (1) The value vested during the year is calculated by multiplying the difference between the VWAP of the Common Shares for the 20 trading days prior to December 31, 2025, which was $4.60, and the Option exercise price, by the number of Options that vested during the year. (2) This table sets forth the value of all RSUs and dividend equivalent units vested during the year ended December 31, 2025. Please see “Summary Compensation Table” for a summary of all compensation earned by each Named Executive Officer of the Company. (3) These figures represent the value vested in the RSUs, PSUs and associated dividend equivalent units held by the Named Executive Officers during the year ended December 31, 2025. Fair value of the RSUs, PSUs and dividend equivalent units was calculated by multiplying the number of vested RSUs, PSUs and dividend equivalent units by the market value of the underlying shares on the vesting date. (4) Annual incentive amounts, paid in cash, in March 2026, in connection with services performed for the financial year ended December 31, 2025. Annual incentives are paid in the first six months of the year following the fiscal year to which the services relate. OVERVIEW NOTICE AND ACCESS OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 77.

Executive Compensation Deferred Compensation Plans The Company does not have a deferred compensation plan in respect of its Named Executive Officers. Termination and Change of Control Benefits Pursuant to the employment agreements entered into between the Company and each NEO, the NEOs are entitled to compensation from the Company in the event of termination of employment without cause or resignation for “good cause”. In the event that a NEO’s employment agreement is terminated by the Company without cause, or a NEO resigns on two weeks’ written notice for “good cause”, the Company must pay a severance payment to such NEO within 14 days of the date of termination, equal to 12 months’ annual salary as well as continuation of benefits for the same period or payment in lieu. The NEO is also entitled to payment of an amount equal to the average of annual short-term incentive bonus compensation awarded to such NEO in each of the three years immediately prior to the termination date (or the amount of bonus RSUs awarded in lieu of cash). For purposes of the employment agreements, the definition of “good cause” means the occurrence of any of the following; 1. the assignment of substantially new or different duties inconsistent with the employee’s position, 2. a material reduction in the employee’s responsibilities, 3. a reduction in the employee’s annual salary, 4. a failure by the Company to continue the employee’s participation in the Company’s benefits and incentive plans (if any), or 5. any other event or circumstance that would constitute constructive dismissal at common law. For Messrs. Johnson, Cinnamond and Lytle, good cause also includes a change of more than 50 kilometres of the principal executive office of the Company or the current location where the employee is based. Each employment agreement also provides that in the event of a “change of control” of the Company, a Named Executive Officer will be entitled to resign at any time within 18 months after that change of control and receive a lump sum payment equal to 24 months of the Named Executive Officer’s annual salary, as well as continuation of benefits for the same period or payment in lieu. The NEO is also entitled to payment of an amount equal to two times the average of annual short-term incentive bonus compensation awarded to the employee in each of the three years immediately prior to the termination date. Annual short-term incentive bonus compensation includes cash bonus awards (or the amount of bonus RSUs awarded in lieu of cash). Such compensation is required to be paid as soon as practicable following the Named Executive Officer’s date of resignation. For the purposes of the employment agreements, a “change of control” means; 1. the acquisition of Common Shares by a person or group of persons acting jointly or in concert that, when added to all of the Common Shares owned by such person or persons, constitutes for the first time in the aggregate 20% or more of the Common Shares, 2. the removal of more than 50% of the incumbent Board of Directors, or the election of a majority of the Directors to the Board of Directors that were not nominees of the incumbent Board of Directors at the time immediately preceding such election, 3. a sale of all or substantially all of the assets of the Company, or 4. a reorganization, plan of arrangement, merger or other transaction that has substantially the same effect as 1 to 3 above. If a Named Executive Officer dies before termination of employment, the Company will pay to the NEO’s designated beneficiary or legal representative a lump sum equal to such NEOs annual salary. If a Named Executive Officer becomes temporarily disabled before termination of employment, the Company will pay their annual salary and benefits until the employee is eligible for long-term disability benefits, provided the employee makes reasonable efforts to return to employment as soon as practicable. If a Named Executive Officer becomes permanently disabled before termination of employment, the Company may terminate their employment and pay to the employee (or arrange to pay via annuity) their salary on a monthly basis for a 12-month period. 78. B2GOLD 2026 Management Information Circular

OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE EXECUTIVE COMPENSATION

The following tables set out the estimated incremental payments and benefits due to each of the Named Executive Officers upon either termination of employment without cause, including resignation for "good cause" (or for "Good Reason" as defined in the RSU Plan, the PSU Plan and the Stock Option Plan, as applicable), or within 18 months of a change of control, assuming termination of employment on December 31, 2025. For more information on the circumstances which may trigger payments or provision of other benefits in respect of awards granted under the RSU Plan, the PSU Plan or the Stock Option Plan, as applicable, the incremental payments, payables and benefits that would be triggered by or result from such circumstances and how the payment and benefit levels are determined under such circumstances (which determination may involve the discretion of the Compensation Committee), please see "*Schedule "A"* of this Circular.

Name	Termination of Employment Without Cause		
	Salary[1] ($)	All Other Compensation[2] ($)	Total ($)
Clive Johnson	949,000	3,772,859	4,721,859
Michael Cinnamond	474,500	2,285,336	2,759,836
William Lytle	474,500	2,301,073	2,775,573
Randall Chatwin	456,250	2,182,852	2,639,102
Victor King	438,000	1,913,702	2,351,702

Notes:

(1) Equal to 12 months' annual salary for all Named Executive Officers. Based on salary for the fiscal year ended December 31, 2025.

(2) Pursuant to the relevant employment agreement, all other compensation payable is equal to:

(i) 12 months' specified benefits, including extended health insurance, dental insurance, life insurance, accidental death insurance and long-term disability insurance.

(ii) An amount equal to the average of annual short-term incentive bonus compensation awarded (or the amount of bonus RSUs awarded in lieu) to the Named Executive Officer in each of the three years immediately prior to the termination date. Further, for purposes of this table, in calculating the compensation payable:

(a) On termination of employment without cause under the RSU Plan.

(b) On termination of employment without cause or resignation for good reason under the PSU Plan.

It has been assumed that all unvested RSUs and PSUs have been deemed to vest as of the termination date. In respect of RSUs only, on resignation for good reason under the RSU Plan, there would be an accelerated vesting of unvested RSUs on a pro rata basis in accordance with the terms and conditions of the RSU Plan, which valuation has not been included here as such pro rata valuation would be less than the aggregate value of all RSUs deemed to have vested on the termination date. In respect of PSUs only, upon a change of control, should an acquiror not agree to assume all of the obligations of the Company under the PSU Plan, or the Compensation Committee determines that such assumption is not consistent with the objectives of the PSU Plan, then the Compensation Committee may, in its sole discretion, determine a Performance Percentage (as defined in the PSU Plan) from 0-200% taking into account factors determined by the Compensation Committee, including the objective measure of performance toward achievement of the Performance Measures to the date of the change of control. This table assumes a Performance Percentage of 100%.

Name	Termination of Employment Following Change of Control		
	Salary[1] ($)	All Other Compensation[2] ($)	Total ($)
Clive Johnson	1,898,000	4,479,719	6,377,719
Michael Cinnamond	949,000	2,654,421	3,603,421
William Lytle	949,000	2,685,896	3,634,896
Randall Chatwin	912,500	2,522,453	3,434,953
Victor King	876,000	2,239,653	3,115,653

Notes:

(1) Equal to 24 months' annual salary for all Named Executive Officers. Based on salary for the fiscal year ended December 31, 2025.

(2) Pursuant to the relevant employment agreement, all other compensation payable is equal to:

(i) 24 months' specified benefits, including extended health insurance, dental insurance, life insurance, accidental death insurance and long-term disability insurance.

(ii) An amount equal to two multiplied by the average of annual short-term incentive bonus compensation awarded (or the amount of bonus RSUs awarded in lieu) to the Named Executive Officer in each of the three years immediately prior to the termination date. Further, for purposes of this table, in calculating the compensation payable on termination of employment following change of control under the RSU Plan, the PSU Plan and the Stock Option Plan, as applicable, it has been assumed that:

(a) All unvested RSUs have been deemed to vest on the termination date.

(b) A Performance Percentage (as defined in the PSU Plan) of 100%, being the target Performance Percentage, has been applied to outstanding PSUs as at the termination date (should an acquiror not agree to assume all of the obligations of the Company under the PSU Plan, or the Compensation Committee determines that such assumption is not consistent with the objectives of the PSU Plan, then the Compensation Committee may, in its sole discretion, determine a Performance Percentage from 0-200% taking into account factors determined by the Compensation Committee, including the objective measure of performance toward achievement of the Performance Measures to the date of the change of control).

(c) All unvested Options immediately vest.

B2GOLD 2026 Management Information Circular 79.

Executive Compensation Securities Authorized for Issuance Under Equity Compensation Plans Equity Compensation Plan Information and Burn Rate Information The following table provides certain information regarding compensation plans under which securities of the Company are authorized for issuance in effect as of December 31, 2025. Plan Category Number of securities to be issued upon exercise of outstanding options, warrants and rights(1) (a) Weighted - average exercise price of outstanding options, warrants and rights (b) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(2) (c) Equity compensation plans approved by Shareholders(1) Options: 30,998,819 $3.26 27,042,382 RSUs: 4,415,575 N/A(3) - PSUs: 6,560,795 N/A(3) 1,047,289 Equity compensation plans not approved by Shareholders N/A N/A N/A Total 41,975,189 N/A 28,089,671 Notes: (1) Represents Common Shares issuable under the Stock Option Plan, the RSU Plan and the PSU Plan, including Common Shares issuable under Options granted, in connection with the closing of the plan of arrangement with Sabina on April 19, 2023 (the “Sabina Options”). The Sabina Options are subject to the terms of the Sabina share compensation plan (the “Sabina Plan”). The 30,998,819 Options outstanding at December 31, 2025 is inclusive of the 3,342,413 Sabina Options, and the 988,098 Common Shares reserved for issuance in connection with the Sabina Options is included in the 5.3% maximum number of Common Shares issuable at any time under All Company Compensation Plans (as defined below). For more information regarding each of the plans, please see a description of each plan at Schedule “A” to this Circular. (2) Represents Common Shares remaining available for future issuance under all security based compensation arrangements of the Company pursuant to which Common Shares may be issued including, without limitation, the Stock Option Plan, the RSU Plan, the PSU Plan and the Sabina Plan (collectively, “All Company Compensation Plans”), in each case as at December 31, 2025. Pursuant to the Stock Option Plan, as at December 31, 2025 the Company was authorized to issue up to 5.3% of the number of issued and outstanding Common Shares on a non-diluted basis at any time, together with any Common Shares reserved for issuance under any other security based compensation arrangement of the Company pursuant to which Common Shares may be issuable. The number of Common Shares available for future issuance under the Stock Option Plan as at December 31, 2025 and taking into account securities reserved for issuance under All Company Compensation Plans, 27,748,243 and includes Common Shares that have not previously been reserved for an Option grant and Common Shares underlying unexercised Options that have expired or were terminated. The Company is also authorized to issue up to: (i) 30,000,000 RSUs under the RSU Plan, with each RSU entitling the holder thereof to receive a payment in one fully-paid Common Share; and (ii) 10,000,000 Common Shares on vesting of PSUs under the PSU Plan. As at December 31, 2025 there were: (a) 4,415,575 RSUs available for future issuance under the RSU Plan; (b) 6,560,795 Common Shares on vesting of PSUs available for future issuance under the PSU Plan, assuming a Performance Percentage (as defined in the PSU Plan) of 100% is applied to currently outstanding PSUs; and (iii) 988,098 Common Shares were reserved for issuance under the Sabina Plan. As the maximum number of Common Shares reserved for issuance under All Company Compensation Plans may not exceed 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time, the future grant of Options, RSUs and/or PSUs pursuant to the Stock Option Plan, the RSU Plan or the PSU Plan, respectively, will potentially reduce the number of Options, RSUs, and PSUs available to be granted pursuant to the relevant plan. Additional information can be found under “Executive Compensation – Incentive Plan Awards”. (3) RSUs and PSUs do not have an exercise price. 80. B2GOLD 2026 Management Information Circular

OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE EXECUTIVE COMPENSATION

The following table sets out the annual burn rate percentages in respect of equity securities under the Company's Stock Option Plan, the RSU Plan and the PSU Plan for the fiscal years ended 2025, 2024, and 2023 calculated in accordance with the TSX Company Manual.

Security	Annual Burn Rate Security Based Compensation Arrangement[(1)(2)]		
	2025	2024	2023
Options	0.29	1.51	0.49
RSUs	0.21	0.19	0.12
PSUs	0.15	0.21	0.13

Notes:
(1) The burn rates for the Stock Option Plan, the Sabina Plan (in 2023), the RSU Plan and the PSU Plan, as applicable, are calculated by dividing the number of securities granted under each plan during the applicable fiscal year by the weighted average number of securities outstanding for the applicable fiscal year.
(2) Does not include RSUs and PSUs granted in March 2026.

B2Gold Incentive Trust Plan

On June 29, 2007, the Company established the B2Gold Incentive Trust Plan (the "**B2Gold Incentive Trust Plan**") for the benefit of Directors, officers, employees and service providers of the Company and issued to the trustees of the B2Gold Incentive Trust Plan, at such time being Messrs. Clive Johnson, Roger Richer, Mark Corra and Tom Garagan, options to acquire 4,955,000 Common Shares at an exercise price of $0.02 per Common Share. On October 12, 2007, following the exercise of these options, an aggregate of 4,955,000 Common Shares were distributed to the trustees of the B2Gold Incentive Plan for gross proceeds of $99,100. Since then, all 4,955,000 Common Shares have been distributed out of the B2Gold Incentive Trust Plan. Once the final taxation reporting has been completed for December 31, 2025, the B2Gold Incentive Trust Plan will be wound up and no longer exist.

Indebtedness of Directors and Executive Officers

During the most recently completed financial year and as at the date hereof, there was no indebtedness, other than routine indebtedness, outstanding to the Company or any of its subsidiaries, or to another entity of which indebtedness the Company or any of its subsidiaries has provided a guarantee, support agreement, letter of credit or other similar arrangement or understanding, owed by any current or former Executive Officers, Directors and employees of the Company and its subsidiaries, Director Nominees or any associates of any such Executive Officers, Directors, or Director Nominees.

B2GOLD 2026 Management Information Circular 81.

Executive Compensation Interest of Informed Persons in Material Transactions None of the informed persons of the Company, nor any Director Nominees, nor any associate or affiliate of the foregoing persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year, or in any proposed transaction which in either case, has materially affected or would materially affect the Company or any of its subsidiaries, except as disclosed herein. Applicable securities legislation defines, “informed person” to mean any of the following: 1. A Director or Executive Officer of a reporting issuer. 2. A Director or Executive Officer of a person or company that is itself an informed person or subsidiary of a reporting issuer. 3. Any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10% of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution. 4. A reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities. Interest of Certain Persons in Matters to be Acted Upon No person who has been a Director or Executive Officer of the Company at any time since the beginning of the Company’s most recently completed financial year, no Director Nominee and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting other than the election of Directors or the appointment of auditors, except as set forth in this Circular and except for any interest arising from the ownership of shares of the Company where the Shareholder will receive no extra or special benefit or advantage not shared on a pro-rata basis by all holders of shares of the Company. Any Other Matters Management of the Company knows of no matters to come before the Meeting other than those referred to in the Notice of Meeting accompanying this Circular. However, if any other matters properly come before the Meeting, it is the intention of the persons named in the form of proxy accompanying this Circular to vote the same in accordance with their best judgment of such matters. Additional Information Additional information regarding the Company and its business activities is available under the Company’s profile on the SEDAR+ website located at https://www. sedarplus.ca and the EDGAR website located at https://www.sec.gov/. The Company’s financial information is provided in the Company’s audited consolidated financial statements and related management discussion and analysis for its most recently completed financial year and may be viewed on the SEDAR+ website at the location noted above. Shareholders of the Company may request copies of the Company’s audited financial statements and related management discussion and analysis by contacting Randall Chatwin, Senior Vice President Legal and Corporate Communications, Suite 3400, Park Place, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 (Tel: 604-681-8371). 82. B2GOLD 2026 Management Information Circular

SCHEDULE “A” Description of B2Gold’s Equity Compensation Plans Restricted Share Unit Plan The Company adopted the RSU Plan for the benefit of certain Executive Officers and employees of the Company or of certain related entities of the Company, as well as certain persons designated by the Company who provide services to the Company or certain related entities of the Company that is eligible to receive RSUs pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended, who are the designated participants of the RSU Plan. Adoption of the RSU Plan was part of the Company’s continuing effort to build upon and enhance long-term Shareholder value. The RSU Plan reflects the Company’s commitment to a long-term incentive compensation structure that aligns the interests of its employees with the interests of its Shareholders. RSUs may be granted by the Compensation Committee, which was appointed to administer the RSU Plan. Under the RSU Plan, 30,000,000 Common Shares are reserved for issuance pursuant to the RSU Plan and as at December 31, 2025: 1. The Company had issued 25,584,425 RSUs under the RSU Plan (representing approximately 1.90% of the Company’s then issued and outstanding share capital). 2. 4,415,575 RSUs had been granted for which Common Shares had not yet been issued (representing approximately 0.33% of the Company’s then issued and outstanding share capital). 3. 0 RSUs remained available for grant under the RSU Plan (representing approximately 0% of the Company’s then issued and outstanding share capital). In February 2025, the Board approved amendments to the RSU Plan to permit the possibility of cash settlement of RSUs issued on or after the effective date of such amendments in accordance with the RSU Plan and the applicable rules of the TSX, which amendments did not require shareholder approval. DESIGNATED PARTICIPANTS Effective as of May 8, 2018, the designated participants of the RSU Plan (the “Designated Participants”) are Executive Officers and employees of the Company or of certain related entities of the Company, as well as certain persons designated by the Company who provide services to the Company or certain related entities of the Company that is eligible to receive RSUs pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended. AWARDING RSU Subject to Shareholder approval of the Amended RSU Plan Resolution, the maximum number of Common Shares issuable under the RSU Plan will be increased from 30,000,000 to 40,000,000 Common Shares, representing approximately 2.31% of the Company’s issued and outstanding Common Shares as at the date of this Circular. OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 83.

Schedule “A” The RSU Plan provides that: 1. The maximum number of Common Shares that may be issuable, at any time, under All Company Compensation Plans is a number equal to 5.3% of the total number of issued and outstanding Common Shares (on a non-diluted basis) at any time. 2. The maximum number of Common Shares issuable to insiders, at any time, under All Company Compensation Plans, including, without limitation, the RSU Plan, is 5.3% of the Company’s issued and outstanding Common Shares (on a non-diluted basis) at any time. 3. The maximum number of Common Shares issued to insiders, within any one-year period, under All Company Compensation Plans, including, without limitation, the RSU Plan, is 5.3% of the Company’s issued and outstanding Common Shares (on a non-diluted basis) at any time. The number of RSUs granted will be credited to the Designated Participant’s account effective on the grant date. The Compensation Committee will credit a Designated Participant with additional RSUs equal to the product of; 1. the aggregate amount of any dividends that would have been paid to the Designated Participant if the RSUs had been Common Shares, divided by 2. the volume weighted average trading price of the Common Shares on the TSX over the five trading days immediately preceding such date (as more particularly set forth in the RSU Plan) (the “Market Value”) of the Common Shares on the date immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis; provided that no fractional RSUs will be created thereby. Any rights with respect to RSUs will not be transferable or assignable other than for normal estate settlement purposes. VESTING Unless otherwise determined by the Compensation Committee, one third (1/3) of the RSUs will vest on each of the first, second and third anniversaries of the date that the RSUs are granted, provided, however, in respect of RSUs granted after June 8, 2018, such vesting period shall be the minimum periods permitted for all RSU grants and the Compensation Committee shall not be permitted to reduce any such vesting period. Dividend equivalent RSUs received by a Designated Participant shall vest with the RSUs in respect of which they were credited to the Designated Participant’s account. In the event that a Designated Participant dies, retires, becomes disabled or is terminated without cause prior to the vesting of the RSUs, the Compensation Committee, in its sole discretion, may determine whether or not any or all of the RSUs or any dividend equivalent RSUs shall be considered to have vested. If a Designated Participant’s employment ceases prior to the vesting of the RSUs because of the death, retirement or disability of the Designated Participant or because of termination without cause or resignation for good reason, the Compensation Committee may at its discretion accelerate the pro rata portion of the Designated Participant’s RSUs that are scheduled to vest on the next scheduled vesting date set forth in the grant notice for such RSUs shall vest and such RSUs shall be redeemed and certificates shall be issued to the Designated Participant or the Designated Participant’s beneficiary or estate in accordance with the RSU Plan. If a Designated Participant is terminated for cause or resigns without good reason, all of his or her RSUs will immediately expire as of the date of termination. REDEMPTION Two business days after an RSU is fully vested, each RSU entitles the holder, subject to the terms of the RSU Plan, to receive one Common Share. If a fully vested RSU is redeemable during an interval of time which the Company has determined pursuant to applicable securities laws or any policy of the Company that no Designated Participant may trade any securities of the Company (a “Blackout Period”) or within two business days after the date on which a Blackout Period ends, the vested RSU shall be redeemed on the date that is the second business day after the date on which the Blackout Period ends. CHANGE OF CONTROL If there is a corporate transaction that results in any person or group of persons acquiring more than 20% of the Company’s outstanding Common Shares or substantially all of the Company’s assets, or the incumbent members of the Board of Directors no longer constitute a majority of the Board, a change of control will have occurred for the purposes of the RSU Plan. In the event of a change of control, if the RSU Plan is assumed by the Acquirer (as defined in the RSU Plan), an Affiliate thereof (as defined in the RSU Plan) or the successor of the Company, for Designated Participants whose employment thereafter ceases for any reason other than resignation without good reason or termination for cause, all unvested RSUs held by Designated Participants will immediately be deemed to vest and the Company 84. B2GOLD 2026 Management Information Circular

shall, at its option, issue Common Shares or pay a cash amount equal to the Market Value of such vested RSUs to the Designated Participant. In the event of a change of control, should the Acquirer, an Affiliate thereof or the successor of the Company not agree to assume all of the obligations of the Company under the RSU Plan, all unvested RSUs held by Designated Participants will immediately be deemed to vest and the Company shall, at its option, issue Common Shares or pay a cash amount equal to the Market Value of such vested RSUs to the Designated Participant. ADJUSTMENT In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement or other scheme of reorganization, spin-off or other distribution of the Company’s assets to Shareholders (other than the payment of cash dividends in the ordinary course), or any other change in the capital of the Company affecting Common Shares, such adjustments, if any, as the Compensation Committee (or such other committee or persons (including the Board of Directors) as may be designated from time to time to administer the RSU Plan) may deem appropriate to preserve proportionately the interests of Designated Participants as a result of such change shall be made with respect to the outstanding RSUs. AMENDMENT Subject to the terms of the RSU Plan, the Board may amend, suspend or terminate the RSU Plan at any time without Shareholder approval, unless Shareholder approval is required by law or by the rules, regulations and policies of the TSX, provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participant’s rights. Without limiting the generality of the foregoing, the Board may approve amendments relating to the RSU Plan, without obtaining Shareholder approval, to the extent that such amendment; 1. is of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements, 2. is an amendment relating to administration of the RSU Plan and eligibility for participation under the RSU Plan, 3. changes the terms and conditions on which RSUs may be or have been granted pursuant to the RSU Plan, including change to the vesting provisions of the RSUs, 4. changes the termination provisions of an RSU or the RSU Plan, and 5. is an amendment of a “housekeeping nature”. Shareholder approval will be required for the following amendments to the RSU Plan; 1. increasing the number of securities issuable under the RSU Plan, other than in accordance with the terms of the RSU Plan, 2. making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by insiders, or otherwise adding any non-employee Director of the Company to the class of Designated Participants, 3. amending the restriction on transferability of RSUs, 4. permitting awards other than RSUs to be made under the RSU Plan, and 5. deleting or reducing the amendments that require Shareholder approval under the RSU Plan. Performance Share Unit Plan The Company adopted the PSU Plan for the benefit of the Company’s executives, employees and other eligible consultants under the PSU Plan. Under the PSU Plan, 10,000,000 Common Shares are reserved for issuance pursuant to the PSU Plan and as at December 31, 2025; 1. the Company had issued 6,560,795 PSUs under the PSU Plan (representing approximately 0.49% of the Company’s then issued and outstanding share capital), and 2. PSUs redeemable to acquire 1,047,289 Common Shares remained available for grant under the PSU Plan (assuming a Performance Percentage of 100%, in respect of previously granted PSUs), representing approximately 0.08% of the Company’s then issued and outstanding share capital. In 2023, the Board approved certain amendments to the PSU Plan in accordance with the amendment provisions of the PSU Plan and the applicable rules of the TSX, which amendments did not require shareholder approval, to; 1. permit the possibility of cash settlement of PSUs issued on or after the effective date of such amendments, and 2. to incorporate reference to applicable clawback rules and policies, which amendments were primarily in response to certain changes to United States laws. OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 85.

Schedule “A” DESIGNATED PARTICIPANTS The PSU Plan is administered by the Compensation Committee. Executive Officers, employees of the Company or of certain related entities of the Company, and certain persons designated by the Company who provide services to the Company or to certain related entities of the Company that are eligible to receive PSUs pursuant to Form S-8 (or any successor form) under the U.S. Securities the permitted assigns of each such Executive Officer, employee or person designated by the Company (for the purposes of this section, the “Designated Participants”) are eligible to participate in the PSU Plan. The Compensation Committee is entitled to exercise its discretion to restrict participation under the PSU Plan. The number of PSUs granted to a Designated Participant will be credited to such Designated Participant’s account effective on the grant date. Further, whenever a dividend is paid on the Common Shares of the Company, the Compensation Committee will credit a Designated Participant with additional PSUs equal to the product of; 1. the aggregate amount of any dividends that would have been paid to the Designated Participant if the PSUs recorded in such Designated Participant’s account had been Common Shares, whether or not vested, divided by 2. the volume weighted average trading price of the Common Shares on the TSX over the five trading days immediately preceding such date (as more particularly set forth in the PSU Plan) (the “Market Value”) of the Common Shares on the trading date immediately preceding the date on which the Common Shares began to trade on an ex-dividend basis, rounded down to the next whole number of PSUs. MAXIMUM NUMBER OF COMMON SHARES ISSUABLE Under the PSU Plan, 10,000,000 Common Shares are reserved for issuance, representing approximately 0.74% of the Company’s issued and outstanding share capital as at December 31, 2025. Furthermore, the PSU Plan provides that: 1. The maximum number of Common Shares that may be issuable, at any time, under All Company Compensation Plans, including, without limitation, the PSU Plan shall not exceed 5.3% of the issued and outstanding Common Shares (on a non-diluted basis). 2. The maximum number of securities issuable to insiders, at any time, under All Company Compensation Plans, including, without limitation, the PSU Plan, will not exceed 5.3% of the total issued and outstanding Common Shares (on a non-diluted basis). 86. B2GOLD 2026 Management Information Circular

3. The maximum number of securities issuable to insiders, within any one-year period, under All Company Compensation Plans, including, without limitation, the PSU Plan, will not exceed 5.3% of the total issued and outstanding Common Shares (on a non-diluted basis). VESTING The PSUs vest on the date that the Board approves the Performance Percentage (defined below), such date being as soon as practicable following the expiry of a time-based performance period (the “Performance Period”). The duration of the Performance Period applicable to a specific PSU grant will be determined at the time of the grant by the Compensation Committee. In addition, the Compensation Committee will determine the performance measures that may, without restriction, be taken into consideration in granting PSUs under the PSU Plan, which measures may include, without limitation, any one or more of the following: 1. Total shareholder return, absolute or relative. 2. The market price of the Common Shares from time to time. 3. The financial performance or results of the Company or any Related Entity, or a business unit or division thereof. 4. Other operational or performance criteria relating to the Company or any Related Entity or a business unit or division thereof, including the achievement of corporate or personal objectives, and/or the attainment of milestones relating to financial, operational, strategic or other objectives of the Company. 5. Activities related to growth of the Company, any Related Entity or a business unit or division thereof. 6. Health and safety performance of the Company, a Related Entity or a business unit or division thereof. 7. The execution of the Company’s strategic plan as determined by the Board. 8. Other performance criteria and results relating to the Designated Participants, the Company, a Related Entity or a business unit or division thereof. 9. Such additional or other measures as the Compensation Committee or the Board, in their sole discretion, consider appropriate in the circumstances (collectively, the “Performance Measures”). The Performance Measures applicable to a grant of PSUs will be set forth in the applicable grant notice in respect of such grant. Following the date the Performance Period, or the Additional Period (as defined below) if applicable, ends for a particular PSU grant, the Compensation Committee will assess the performance of the Company and/or the Designated Participant for the applicable period based on the Performance Measures. Upon the assessment of all Performance Measures and considering the weighting of individual measures, the Compensation Committee shall determine the applicable performance percentage, which shall be a percentage from 0 to 200 (the “Performance Percentage”). The number of vested PSUs shall be determined by multiplying the number of PSUs by the applicable Performance Percentage. In the event that a Designated Participant dies, retires, becomes disabled, resigns for Good Reason (as defined in the PSU Plan) or is terminated without cause prior to the vesting of the PSUs, all of the PSUs (and any dividend equivalent PSUs in respect of such PSUs) held by the Designated Participant will remain outstanding for such period of time determined by the Compensation Committee, in its sole discretion (the “Additional Period”), which Additional Period may be shorter than the original Performance Period. All outstanding PSUs (and any dividend equivalent PSUs in respect of such PSUs) shall continue to be eligible to become vested in accordance with the terms of the PSU Plan and achievement of Performance Measures as set forth in the applicable grant notice during the Additional Period, as determined by the Compensation Committee in accordance with the PSU Plan. All PSUs (and any dividend equivalent PSUs in respect of such PSUs) that remain unvested at the end of the Additional Period and the Compensation Committee’s determination of the Performance Percentage pursuant to the PSU Plan will expire, and the Designated Participant will have no further rights in respect of such PSUs (and dividend equivalent PSUs). In the event that a Designated Participant’s employment ceases prior to the redemption of their vested PSUs because of termination for cause or because of resignation other than for Good Reason, all PSUs (and any dividend equivalent PSUs credited in respect thereof), whether or not vested, will immediately expire. REDEMPTION Vested PSUs will be redeemable by the Company on the Redemption Date by issuing to the Designated Participant Common Shares equal to the number of vested PSUs or, in the Company’s sole discretion, in respect of PSUs issued on or after November 8, 2023, paying to the Designated Participant an amount of cash equal to the number of vested PSUs multiplied by the Market Value of the Common Shares as of the vesting date. If a fully vested PSU is redeemable during an interval of time which the Company has determined pursuant to applicable securities laws or any policy of the Company that no Designated Participant may trade any securities of the Company (a “Blackout Period”) or within two business days after the date on which a Blackout Period ends, the vested PSU shall be redeemed on the date that is the second business day after the date on which the Blackout Period ends. OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 87.

Schedule “A” TRANSFERABILITY Any rights with respect to PSUs will not be transferable or assignable other than for normal estate settlement purposes; provided, however, a Designated Participant may transfer or assign PSUs to a permitted assign of such Designated Participant subject to the provisions of the PSU Plan and applicable grant notice. In the event that: 1. Any person or group of persons acquires more than 20% of the Company’s outstanding Common Shares. 2. There is a consummation of a sale of all or substantially all of the Company’s assets. 3. The incumbent members of the Board of Directors are removed and/or no longer constitute a majority of the Board. 4. There is a consummation of a corporate reorganization transaction which has substantially the same effect as one or more of the foregoing, a “change of control” of the Company will have occurred for the purposes of the PSU Plan. In the event of a change of control of the Company, should the person or group acquiring the Common Shares of the Company, or an affiliate of such person or group or the successor of the Company, does not agree to assume all of the obligations of the Company under the PSU Plan, or the Compensation Committee determines that such assumption is not consistent with the objectives of the PSU Plan or that the Performance Measures will be adversely affected by such assumption, all unvested PSUs held by Designated Participants will immediately be deemed to vest as of the effective date of such change of control. The Compensation Committee shall determine, in its sole discretion, the Performance Percentage to be applied to the vested PSUs based on factors determined by the Compensation Committee, including the objective measure of performance toward achievement of the Performance Measures and such other factors as the Compensation Committee determines appropriate in the circumstances, and the Company shall, at its option, issue Common Shares or pay a cash amount equal to the Market Value of such vested PSUs as of the effective date of such change of control to the Designated Participant. However, notwithstanding the foregoing, the Compensation Committee may terminate all or part of the PSU Plan if it determines that it is appropriate to do so upon a change of control and, in the event of such termination, the PSU Plan shall terminate on the effective date of such change of control of the Company on such terms and conditions as the Compensation Committee may determine. AMENDMENTS TO THE PSU PLAN Subject to the terms of the PSU Plan, the Board may amend, suspend or terminate the PSU Plan at any time without Shareholder approval, unless Shareholder approval is required by law or by the rules, regulations and policies of the TSX for any purpose which the Board, in its good faith opinion, believes may be expedient or desirable (provided that, without the consent of a Designated Participant, such amendment, suspension or termination may not in any manner adversely affect the Designated Participants’ rights). Without limiting the generality of the foregoing, the Board may approve the following amendments relating to the PSU Plan, without obtaining Shareholder approval, to the extent that such amendment; 1. is of a typographical, grammatical, clerical or administrative nature or is required to comply with applicable regulatory requirements, 2. is an amendment relating to administration of the PSU Plan and eligibility for participation under the PSU Plan, 3. changes the terms and conditions on which PSUs may be or have been granted pursuant to the PSU Plan, including change to the vesting provisions of the PSUs, 4. changes the termination provisions of a PSU or the PSU Plan, or 5. is an amendment of a “housekeeping nature”. Shareholder approval will be required for the following amendments to the PSU Plan; 1. increasing the number of securities issuable under the PSU Plan, other than in accordance with the terms of the PSU Plan, 2. making a change to the class of Designated Participants that would have the potential of broadening or increasing participation by insiders, or otherwise adding any non-employee Director of the Company to the class of Designated Participants, 88. B2GOLD 2026 Management Information Circular

3. amending the restriction on transferability or assignability of PSUs, 4. permitting awards other than PSUs to be made under the PSU Plan, and 5. deleting or reducing the amendments that require Shareholder approval under the PSU Plan. ADJUSTMENT UNDER THE PSU PLAN In the event of any stock dividend, stock split, combination or exchange of shares, merger, amalgamation, arrangement or other scheme of reorganization, spin-off or other distribution of the Company’s assets to Shareholders (other than the payment of cash dividends in the ordinary course), or any other change in the capital of the Company affecting Common Shares, such adjustments, if any, as the Compensation Committee (or such other committee or persons (including the Board of Directors) as may be designated from time to time to administer the PSU Plan) may deem appropriate to preserve proportionately the interests of Designated Participants as a result of such change shall be made with respect to the outstanding PSUs. Stock Option Plan The purpose of the Stock Option Plan is to provide eligible persons with an opportunity to purchase Common Shares and to benefit from the appreciation in the value of such Common Shares. The Stock Option Plan increases the Company’s ability to attract individuals of exceptional skill by providing them with the opportunity, through the exercise of Options, to benefit from the growth of the Company. The Board of Directors has the authority to determine the Directors, officers, employees and consultants to whom Options will be granted, the number of Options to be granted to each person and the price at which Common Shares may be purchased, subject to the terms and conditions set forth in the Stock Option Plan. The Stock Option Plan is a “rolling” stock option plan and is the current incentive stock option plan of the Company. As at December 31, 2025, there were 30,998,819 Options issued and outstanding under the Stock Option Plan, representing approximately 2.31% of the Company’s issued and outstanding share capital as at that date. Under the Stock Option Plan, and taking into account the outstanding Options as at December 31, 2025, together with; 1. the 0 RSUs which are available for grant under the RSU Plan, 2. the 4,415,575 RSUs which have been granted and remained outstanding under the RSU Plan, 3. the 1,047,289 PSUs which are available for grant under the PSU Plan; 4. the 6,560,795 PSUs which have been granted and remained outstanding under the PSU Plan; and 5. 2,462,700 Common Shares were reserved for issuance under the Sabina Plan, in each case as at December 31, 2025, an aggregate 988,098 Common Shares are available for future Option grants in accordance with the terms of the Stock Option Plan, representing approximately 0.07% of the Company’s issued and outstanding share capital as at December 31, 2025. A summary of the material terms of the Stock Option Plan is set forth below and is subject to and qualified in its entirety by the provisions of the Stock Option Plan. Reference should be made to the provisions of the Stock Option Plan, with respect to any particular provision described below. ELIGIBLE PARTICIPANTS Effective as of May 8, 2018, the eligible participants of the Stock Option Plan, subject to all applicable laws, are any officer, employee, or Service Provider (as defined in the Stock Option Plan) of the Company or any of its associated, affiliated, controlled or subsidiary companies that is eligible to receive an Option pursuant to Form S-8 (or any successor form) under the U.S. Securities Act of 1933, as amended (each, a “Participant”). Independent Directors are not eligible to participate in the Stock Option Plan. AWARDING OPTIONS The maximum number of Common Shares issuable pursuant to the Stock Option Plan, together with the Common Shares issuable pursuant to All Company Compensation Plans, is a number equal to 5.3% of the total number of issued and outstanding Common Shares on a non-diluted basis at any time. Furthermore, the Stock Option Plan provides that: 1. The maximum number of Common Shares issuable to insiders at any time pursuant to the Stock Option Plan, together with the Common Shares issuable pursuant to All Company Compensation Plans, will not exceed 5.3% of the total number of issued and outstanding Common Shares (on a non-diluted basis) at the time of the grant. 2. The maximum number of Common Shares issued to insiders within any one-year period pursuant to the Stock Option Plan, together with the Common Shares issuable pursuant to All Company Compensation Plans, in aggregate, will not exceed 5.3% of the total number of issued and outstanding Common Shares (on a non-diluted basis) at the time of the grant. 3. The maximum number of Common Shares issuable to any one individual within any one-year period pursuant to the Stock Option Plan, together with the Common Shares issuable pursuant to All Company OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 89.

Schedule “A” Compensation Plans, shall not exceed 5% of the total number of issued and outstanding Common Shares (on a non-diluted basis) at the time of the grant. 4. Options that expire unexercised or are otherwise terminated or cancelled will be returned to the Stock Option Plan and may be made available for future option grant pursuant to the provisions of the Stock Option Plan. VESTING AND CHANGE OF CONTROL The vesting period of all Options shall be determined by the Board of Directors, provided that: 1. Options granted to the CEO of the Company on or after May 8, 2018 shall vest in equal increments on the first, second, third, fourth, and fifth anniversaries of the relevant grant date. 2. If there is a corporate transaction that results in any person or group of persons acquiring 20% or more of the Company’s outstanding Common Shares or substantially all of the Company’s assets, or the incumbent members of the Board of Directors no longer constitute a majority of the Board, a “change of control” will have occurred for the purposes of the Stock Option Plan. 3. In the event of a change of control of the Company, other than in the circumstances of an Offer (as defined below) in respect of Options granted prior to April 28, 2021, where the person(s) acquiring control of the Company agree to assume all of the obligations of the Company under the Stock Option Plan, the Stock Option Plan and all outstanding Options will continue on the same terms and conditions, provided that for Participants whose employment thereafter ceases for any reason other than resignation without good reason or termination for cause, Common Shares subject to each Option held by such Participant shall immediately vest and become purchasable on the date of such termination. 4. In the event of a change of control of the Company, other than in the circumstances of an Offer (as defined below) in respect of Options granted prior to April 28, 2021, should the person(s) acquiring control of the Company not agree to assume all of the obligations of the Company under the Stock Option Plan, Common Shares subject to each Option held by each Participant shall immediately vest and become purchasable so as to permit the Participant to participate as a holder of Common Shares in the transaction to complete the change of control of the Company. EXERCISE Options may be exercisable for a period of up to a maximum term of; 1. ten years from the grant date, in respect of Options granted prior to April 28, 2021, or 2. five years from the first business day after the grant date, in respect of Options granted on or after April 28, 2021, (the “Expiry Date”) such period to be determined by the Board of Directors, subject to any extension during a Blackout Period (as defined in the Stock Option Plan) or within ten business days after the last day of a Blackout Period, to the tenth business day following the last day of the Blackout Period, and the Options are non-transferable and non-assignable, other than by will or the laws of descent and distribution. The Board of Directors shall fix the exercise price of each Option at the time the Option is granted, provided that such exercise price is not less than the closing market price on the last day Common Shares were traded prior to the grant date of such Options or such other minimum price as may be required by the TSX. EFFECT OF TERMINATION OF EMPLOYMENT OR DEATH Options held by an individual who ceases to be employed by the Company or its associated, affiliated, controlled or subsidiary companies, as the case may be, for cause or is removed from office or becomes disqualified from being a Director will terminate immediately. Options held by an optionee who ceases to be employed or retained by the Company or its associated, affiliated, controlled or subsidiary companies, as the case may be, other than by reason of death or termination for cause, or ceases to be a Director other than by reason of death, removal or disqualification, at the effective date thereof and to the extent exercisable at such date may be exercised in whole or in part for a period that is the earlier of: 1. 90 days after the optionee ceases active employment with the Company. 2. 90 days after the date of delivery of written notice of retirement, resignation or termination. 3. The expiration date fixed by the Board of Directors. 4. The Expiry Date. In the event of death of an optionee, any Option held as at the date of death is immediately exercisable in whole or in part, only if and to the extent that the optionee was entitled to exercise the Option at the date of the optionee’s death, for a period of one year after the date of death or prior to the expiry of the Option term, whichever is sooner. 90. B2GOLD 2026 Management Information Circular

EFFECT OF TAKE-OVER BID If a bona fide offer (the “Offer”) for Common Shares is made to an optionee, to Shareholders generally or to a class of Shareholders which includes the optionees, which Offer, if accepted in whole or in part, would result in the Offer or acquiring control of more than 20% of the voting rights attached to all the outstanding voting securities of the Company, the Company shall, immediately upon receipt of the notice of the Offer, notify each optionee currently holding an Option that was granted prior to April 28, 2021 of the Offer with full particulars thereof; whereupon such Option that was granted prior to April 28, 2021 may be exercised by the optionees so as to permit the optionees to tender the Common Shares received upon such exercise pursuant to the Offer. AMENDMENT The Board of Directors may from time to time, subject to applicable law and to the prior approval, if required, of the TSX or any other regulatory body having authority over the Company, the Stock Option Plan or the Shareholders, suspend, terminate, or discontinue the Stock Option Plan at any time, except with respect to any Option then outstanding under the Stock Option Plan. The Board may amend or revise the terms of the Option Plans or of any Option granted under the Stock Option Plan and/or the option agreement relating thereto at any time without the consent of the optionees, provided that such amendment shall: 1. Not adversely alter or impair any Option previously granted except as permitted by the adjustment provisions of the Stock Option Plan. 2. Be subject to any regulatory approvals including, where required, the approval of the TSX. 3. Be subject to Shareholder approval, where required by law or the requirements of the TSX, and provided that Shareholder approval shall not be required for the following amendments, without limitation: a) Are amendments of a “housekeeping” nature. b) Change the vesting provisions of the Stock Option Plan or any Option. c) Change the termination provisions of any Option that does not entail an extension beyond the original expiration date (as such date may be extended as a result of a Blackout Period). d) Change the eligible participants of the Stock Option Plan. OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 91.

Schedule “A” The Board, absent prior approval of the Shareholders and of the TSX or any other regulatory body having authority over the Company, will not be entitled to: 1. Increase the maximum percentage of Common Shares issuable by the Company pursuant to the Stock Option Plan. 2. Amend an Option grant to effectively reduce the exercise price or extend the expiry date. 3. Make a change to the class of eligible participants which would have the potential of broadening or increasing participation by insiders, or otherwise adding any non-employee Director of the Company to the class of Eligible Persons. 4. Add any form of financial assistance. 5. Amend the Stock Option Plan in order to permit Options to be transferable or assignable other than as provided for by the Stock Option Plan. 6. Amend this provision of the Stock Option Plan. ADJUSTMENT UNDER THE STOCK OPTION PLAN The exercise price for and the number of Common Shares which are subject to an Option will be adjusted, with respect to the then unexercised portion thereof, by the Board from time to time in the event of dividends paid in Common Shares (other than dividends paid in Common Shares in lieu of cash dividends). In the event Common Shares are exchanged for a different number of shares or into or for securities of the Company or securities of another company or entity, whether through an arrangement, amalgamation, or other similar procedure or otherwise, or a share recapitalization, subdivision or consolidation, then on exercise of the Option which occurs following such event, for each Common Share for which the Option is exercised, the participant shall instead receive the number and kind of shares or other securities of the Company or other entity into which such Common Share would have been exchange if it had been outstanding on the date of such event. Directors Deferred Share Unit Plan The cash-settled DSU Plan was amended by the Board on August 10, 2021 to implement certain non-material amendments concurrent with the adoption of the RPU Plan (as defined below), including to provide participants with flexibility to nominate up to four redemption dates (not to exceed the existing redemption date timeframes) and to address the application of both US and Canadian tax laws in certain circumstances. Independent Directors are not eligible to participate in the Stock Option Plan, RSU Plan or the PSU Plan. Pursuant to the terms of the DSU Plan, the Board shall administer the DSU Plan and is authorized to delegate any of its administrative responsibilities under the DSU Plan to one or more persons, including, without limitation, one or more officers and/or employees of the Company. Any bona fide Director of the Company who is not otherwise an employee, consultant or officer of the Company or of a Related Entity (as defined in the DSU Plan) (each an “Eligible Person”) is eligible to participate in the DSU Plan, provided that a Director serving as a chair of the Board and not otherwise an employee, consultant or officer may be considered an Eligible Person, at the discretion of the Board. Some of the key features of the DSU Plan include the following, among others. GRANT OF DSUS The Board may grant DSUs to an Eligible Person whose services to the Company are sufficient to warrant participation in the DSU Plan (a “Participant”). The number of DSUs to be credited to a Participant’s account, and the date on which such DSUs will be credited to such Participant’s account, will be such number of DSUs and such date the Board determines to be appropriate in the circumstances. 92. B2GOLD 2026 Management Information Circular

ELECTION TO RECEIVE DSUS A Participant may elect to receive 50% or 100% of such Participant’s total cash compensation earned in the applicable financial year (the “Elected Amount”) in DSUs, with the balance, if any, being paid in cash at the time such amounts would be paid in the ordinary course. Such DSUs will be credited to such Participant’s account on the last business day of each financial quarter, subject to any blackout period, or such other date as the Board determines appropriate. The number of DSUs to be credited to such Participant’s account will be determined by dividing the Elected Amount in respect of the applicable financial quarter, by the Fair Market Value (as defined in the DSU Plan) as at the date the DSUs are credited, or such other date as determined by the Board. DIVIDEND EQUIVALENTS On any date on which a cash dividend is paid on the Common Shares, Participants who have DSUs credited to their accounts as of the record date for such dividend will be credited with “dividend equivalent” DSUs, calculated in accordance with the terms of the DSU Plan. TERMINATION OF SERVICE On the applicable redemption date, the Company will pay a Participant, who has terminated service to the Company, cash equal to the Fair Market Value of the Common Shares on the applicable separation date, multiplied by the number of DSUs set forth on the redemption notice, or, if no redemption notice is received, as recorded to such Participant’s account, net of any applicable withholding tax. In the event of death of a Participant who has not otherwise terminated service to the Company, the Company will, within two months of such Participant’s death, pay cash equal to the Fair Market Value of the Common Shares on the date of death, multiplied by the number of DSUs recorded to the Participant’s account, net of any applicable withholding tax, to or for the benefit of the beneficiaries of such Participant. Restricted Phantom Unit Plan for Directors On August 10, 2021, the Board approved a cash-settled Restricted Phantom Unit Plan for Directors (the “RPU Plan”). Any Eligible Person is able to participate in the RPU Plan, provided that a Director serving as a chair of the Board and not otherwise an employee, consultant or officer may be considered an Eligible Person, at the discretion of the Board. GRANT OF RPUS The Board shall administer the RPU Plan and may grant restricted phantom units (“RPUs”) to an Eligible Person whose services to the Company are sufficient to warrant participation in the RPU Plan (a “Designated Participant”). The Board may from time to time grant RPUs to such Designated Participants as may be determined by the Board in its sole direction with effect from such dates as the Board may specify in the grant notice. VESTING OF RPUS The Board shall determine the vesting dates and proportion of RPUs to vest on each such vesting date at the time of such grant, and shall specify the vesting dates in the grant notice (each such date a “Designated Vesting Date”), provided that each Designated Vesting Date shall be no later than the third anniversary of the applicable grant date. RPUs and any dividend equivalent RPUs shall vest on the earliest of the Designated Vesting Date, the Change of Control Date (as defined in the RPU Plan), the death of a Designated Participant or such other date as the Board may determine. DIVIDEND EQUIVALENTS On any date on which a cash dividend is paid on the Common Shares, Designated Participants who have RPUs credited to their accounts as of the record date for such dividend will be credited with “dividend equivalent” RPUs, calculated in accordance with the terms of the RPU Plan. OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 93.

Schedule “A” REDEMPTION OF RPUS RPUs shall be redeemed on the redemption date, being the date that is two business days following the vesting date. On the applicable redemption date, the Company shall redeem all vested RPUs by paying to the Designated Participant an amount of cash equal (i) to the number of vested RPUs multiplied by (ii) the volume weighted average trading price of the Common Shares on the TSX over the five trading days immediately preceding such date (as more particularly set forth in the RPU Plan) (the “Market Value”) on the vesting date, calculated in accordance with the RPU plan, net of any withholding tax or statutory deductions. If a Designated Participant has terminated service prior to the vesting date of any RPUs, such RPUs shall continue and shall vest after the separation date on the scheduled Designated Vesting Dates. In the event of a Change of Control (as defined in the RPU Plan), all unvested RPUs shall immediately vest and the Company shall redeem all such vested RPUs by paying to each such Designated Participant a cash amount equal to the Market Value of such vested RPUs, calculated in accordance with the RPU Plan, as of the Change of Control Date. Sabina Share Compensation Plan On April 19, 2023, the Company completed its plan of arrangement (the “Sabina Arrangement”) with Sabina Gold & Silver Corp. (“Sabina”) to acquire all of the issued and outstanding common shares of Sabina (the “Sabina Shares”). Pursuant to the terms of the Sabina Arrangement, among other things; 1. all outstanding deferred share units and restricted share units of Sabina were assigned and transferred by the holder thereof to Sabina in exchange for a cash payment in accordance with the Sabina Arrangement; and 2. all outstanding options of Sabina (“Sabina Options”) issued under the Sabina share compensation plan (the “Sabina Plan”) were transferred to the Company in exchange for options to purchase from the Company such number of Common Shares as determined in accordance with the Sabina Arrangement (“Sabina Replacement Options”). All terms and conditions of the Sabina Replacements Options, including the vesting terms and conditions to and manner of exercising, are the same as the Sabina Option so exchanged and shall be governed by the terms of the Sabina Plan and other documents evidencing the Sabina Options. The Sabina Replacement Options are exercisable until the original expiry date of such Sabina Option. Pursuant to the Sabina Arrangement, 8,643,750 Sabina Options were transferred to the Company in exchange for 3,342,413 Sabina Replacement Options and no deferred share units or restricted share units remain outstanding. As at December 31, 2025, there remain 988,098 Sabina Replacement Options outstanding, representing approximately 0.07% of the Company’s issued and outstanding share capital as at that date. The Company does not intend to grant any further stock options, restricted share units or deferred share units under the Sabina Plan. Below is a summary of certain terms of the Sabina Plan, and is subject to and qualified in its entirety by the provisions of the Sabina Plan, a copy of which can be found on Sabina’s SEDAR profile at https://www.sedar.com. ADMINISTRATION OF THE SABINA PLAN The Sabina Plan are administered by the Company’s Compensation Committee, or such other committee of the Board or such other committee of persons (including, in the absence of a committee, the Board) as may be designated by the Board. SABINA REPLACEMENT OPTIONS Sabina Replacement Options entitle the holder thereof to the issuance of Common Shares upon achievement of the vesting criteria and payment of the applicable exercise price, subject to certain other considerations. Sabina Replacement Options granted under the Sabina Plan will be exercisable for Common Shares issued from treasury once the vesting criteria established by the compensation committee of Sabina (the “Sabina Committee”) at the time of the grant have been satisfied. Alternatively, holders of Sabina Replacement Options may elect a “cashless” exercise of Sabina Replacement Options or exercise their “Share Appreciation Right” (as such term is defined below), in lieu of paying the exercise price. A participant may elect a “cashless” exercise if the Common Shares issuable on exercise of a Sabina Replacement Option are to be immediately sold. A holder of a Sabina Replacement Option has the right (the “Share Appreciation Right”), in lieu of the right to exercise a Sabina Replacement Option, to surrender such Sabina Replacement Option in whole or in part (the “Surrendered Option”) by notice in writing delivered by the holder of the Sabina Replacement Option to the Company, in such form as may be acceptable to the Compensation Committee, electing to exercise the Share Appreciation Right, in lieu of receiving the Common Shares to which the Surrendered Option, or relevant portion thereof, relates. A holder of a Sabina Replacement Option exercising a Share Appreciation Right shall receive that number of Common Shares, which is equal to the quotient obtained by (x) subtracting the exercise price from the Market Price as at the date of the exercise of the Share Appreciation Right and multiplying the remainder by the number of Common 94. B2GOLD 2026 Management Information Circular

Shares being acquired; and (y) dividing the product obtained under (x), above, by the Market Price as at the date of the exercise of the Share Appreciation Right. EXERCISE PRICE AND EXPIRY DATE The Sabina Committee determined the exercise price and expiry date of each Sabina Option. No Sabina Replacement Option shall be exercisable after the earlier of: 1. With respect to Sabina Replacement Options granted prior to May 25, 2022, ten years from the date on which such options were granted. 2. With respect to Sabina Replacement Options granted on or after May 25, 2022, five years from the date on which such options were granted. 3. The latest date permitted under applicable regulatory rules and regulations. VESTING PROVISIONS Unless otherwise specified, Sabina Replacement Options will vest as to one-third of the number of such Sabina Replacement Options, on each of the original date of grant by Sabina, and the first and second anniversaries of the original date of grant by Sabina, or, in respect of Sabina Replacement Options originally granted by Sabina after May 3, 2019, such Sabina Replacement Options granted to a participant shall vest, as to one quarter of the number of such Sabina Replacement Options, on each of the original date of grant by Sabina and the first, second and third anniversaries of the original date of grant by Sabina. TERMINATION FOR CAUSE, CEASING TO BE AN ELIGIBLE PERSON AND DEATH The following summarizes the circumstances in which a participant’s Sabina Replacement Options will terminate and the resulting treatment of their unvested and vested Sabina Replacement Option: 1. If a participant ceases to be an Eligible Person (other than in the circumstances described below, then only the portion of the Sabina Replacement Option that is vested and exercisable as of the Termination Date may be exercised by the participant, and any such exercise must be during the period ending on the earlier of; a) ninety days after the Termination Date, and b) the original expiry date of such Sabina Replacement Option, after which period the Sabina Replacement will expire, and for greater certainty, any portion of the Sabina Replacement Option that is unvested as of the Termination Date shall terminate on the Termination Date. 2. If a participant is terminated by the Company or an Affiliate of the Company for Cause or a participant’s contract as a Consultant is terminated by the Company or an Affiliate of the Company before its normal termination date for Cause, including where a participant resigns from their employment or terminates their contract as a Consultant after being requested to do so by the Company or an Affiliate of the Company, as an alternative to being terminated for Cause, and as a result the participant ceases to be an Eligible Person, then all Sabina Replacement Options held by such participant (including those Sabina Replacement Options that have vested) shall terminate on the Termination Date. 3. If a participant ceases to be an Eligible Person due to their death or if a participant’s contract as a Consultant is frustrated before its normal termination date due to death, then: a) The Sabina Replacement Option will continue to be exercisable (to the extent it is vested) after the death of the participant and any exercise of the Sabina Replacement Option must be effected by a legal representative of the participant’s estate or by a person who acquires the participant’s rights under the Option by bequest or inheritance, and such Option will expire on the earlier of (i) 12 months after the Termination Date and (ii) the original expiry date of such Option. b) Any portion of the Sabina Replacement Option that is unvested as of the Termination Date shall continue to vest in accordance with the vesting provisions in the applicable award agreement and Section 9.4 of the Sabina Plan. OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 95.

c) Any portion of the Sabina Replacement Option that is unvested as of the end of the period set out in paragraph (a), above, shall terminate. The foregoing is subject to the right of the Committee to set, at the time an Option is granted, shorter or longer periods for exercise (not later than the original expiry date of such Option) with respect to a particular participant; and the right of the Board of Directors to set, after the time an Option is granted, shorter (with the consent of the participant) or longer periods for exercise (not later than the original expiry date of such Option) with respect to a particular participant or group of participants by Sabina. BLACKOUT PERIOD Under the Sabina Plan, should the term of a Sabina Replacement Option expire on a date that falls within a blackout period or within nine business days following the expiration of a blackout period, such expiration date will be automatically extended to the tenth business day after the end of the blackout period, provided that, with respect to Sabina Replacement Options awarded to U.S. Participants, subject to provisions in the Sabina Plan related to State of California residents, the expiry date willnot extend beyond; 1. the Option Agreement Expiry Date (as defined in the Sabina Plan), and 2. the date that is ten years following the date the Sabina Replacement Option was originally granted by Sabina except as permitted under certain U.S. laws. CHANGE OF CONTROL – EXERCISE TO PARTICIPATE IN TRANSACTION The Sabina Plan also provides that, upon a take-over bid being made for the voting securities of the Company that would result in a Change of Control (as such term is defined in the Sabina Plan), or if a transaction or series of transactions are contemplated that would result in a Change of Control, then holders of Sabina Replacement Option may be entitled to exercise Sabina Replacement Options, notwithstanding the time or times specified at the original time of grant by Sabina of such Sabina Replacement Options, for the purposes of depositing the Common Shares issuable upon exercise of the Sabina Replacement Options pursuant to the take-over bid or for the purposes of participating in the applicable transaction or series of transactions, as applicable. If the Change of Control does not occur then; 1. the participant is obligated to return the Common Shares (or the portion that are not taken up and paid for) to the Company for cancellation, 2. the Sabina Replacement Option respecting such Common Shares shall be deemed not to have been exercised, 3. the Common Shares shall be deemed not to have been issued, and 4. the Company shall refund to the participant the aggregate exercise price for the Common Shares (unless the participant elected a “cashless” exercise or to exercise a Share Appreciation Right). In general, if there is a corporate transaction that results in any person or group of persons acquiring more than 50% of the Company’s outstanding Common Shares, a sale of Schedule “A” 96. B2GOLD 2026 Management Information Circular

substantially all of the Company’s assets whereby the voting shareholders of the Company immediately prior to the sale hold less than 50% of the voting shares of the acquiring entity, or the incumbent members of the Board no longer constitute a majority of the Board (unless the appointment, election or nomination for election of such individuals was approved by the incumbent Directors), a change of control will have occurred for the purposes of the Sabina Plan. In the event of a change of control, unless otherwise specified by in the applicable agreement relating to an award under the Sabina Plan, and subject to the applicable rules and regulations of all regulatory authorities to which the Company is subject if; a) the Sabina Plan is assumed by the Acquiror (as defined in the Sabina Plan), an Affiliate thereof (as defined in the Sabina Plan) or the successor of the Company and the employment or engagement of a participant thereafter ceases for any reason other than resignation without Good Reason or termination for Cause (as such terms are defined in the Sabina Plan), b) the Acquiror, an Affiliate thereof or the successor of the Company does not agree to assume all of the obligations of the Company under the Sabina Plan, or c) the Compensation Committee determines that such assumption is not consistent with the objectives of the Sabina Plan, then all unvested Sabina Replacement Options held by participants will immediately be deemed to vest. Notwithstanding the foregoing, the Compensation Committee may make such determinations as it considers appropriate in the circumstances upon a change of control to ensure the fair treatment of participants in such circumstances in light of the objectives of the Sabina Plan. TRANSFERABILITY Awards granted under the Sabina Plan are non-transferable and non-assignable, other than in cases of the death or incapacity of the participant, in which case such awards may only be exercised by the participant’s legal representative. AMENDMENT PROVISIONS IN THE SABINA PLAN Subject to the approval of the Board, the Compensation Committee may make the following amendments to the Sabina Plan or the award agreement relating to any award under the Sabina Plan, at any time, without consent of any participants under the Sabina Plan, provided that: a) The Compensation Committee will not have the right to affect, in a manner that is materially averse to, or that materially impairs, the benefits and rights of any participant under any previously granted award (except; 1. with the consent of such participant, 2. as permitted by the adjustment provisions of the Sabina Plan, or b) for the purpose of complying with the requirements of any regulatory authorities to which the Company is subject, including any stock exchange on which the securities of the Company are listed or posted for trading). c) Any such amendment will be subject to Shareholder approval, with the exception of the following Amendments: 1. Amendments of a clerical nature, including, but not limited to, the correction of grammatical or typographical errors or clarification of terms. 2. Amendments that are necessary for awards to qualify for favourable treatment under applicable tax laws. 3. Amendments to reflect any requirements of any regulatory authorities to which the Company is subject, including any stock exchange. 4. Amendments to any vesting provisions of an award. 5. Amendments to the expiration date of an award that does not extend the term of an award past the original date of expiration for such award. 6. Amendments to implement or modify a cashless exercise feature for Sabina Replacement Options, whether such feature provides for payments in cash or securities, so long as any such feature provides for the full deduction of the number of underlying Common Shares from the total number of Common Shares available under the Sabina Plan. For greater certainty, Shareholder approval will be required in circumstances where an amendment to the Sabina Plan would: a) Increase the number of Common Shares, or rolling maximum, reserved for issuance under the Sabina Plan. b) Increase the number of Common Shares, or rolling maximum, reserved for issuance for the award of “full-value awards”. c) Reduce the exercise price under any Sabina Replacement Option or cancel any Sabina Replacement Option and replace such Sabina Replacement. d) Option with stock options having a lower exercise price per Common Share; extend the term of an award beyond its original expiry time. (e) Increase the limit on participation by Eligible Directors. (f) Permit an award to be transferable or assignable to any person other than in accordance with the terms of the Sabina Plan. (g) Amend the amendment provisions in the Sabina Plan. OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 97.

98. B2GOLD 2026 Management Information Circular

This Circular includes certain “forward-looking information” and “forward-looking statements” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation, including: projections; outlook; guidance; forecasts; estimates; expectations; and other statements regarding future or estimated financial and operational performance, gold production and sales, revenues and cash flows, capital costs (sustaining and non-sustaining) and operating costs, including, projected cash operating costs and all-in sustaining costs, and budgets on a consolidated and mine by mine basis; future or estimated mine life, metal price assumptions, ore grades or sources, gold recovery rates, stripping ratios, throughput, and ore processing; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: statements made under the heading “Message from the CEO”; statements regarding anticipated exploration, drilling, development, construction, permitting and other activities or achievements of B2Gold; and including, without limitation: the reclassification of Mineral Resources to Mineral Reserves at the Goose Mine and Back River District; our continued prioritization of operating the Goose Mine in a manner that recognizes Indigenous input and concerns and brings long-term socio-economic benefits to the area; the receipt of the exploitation permit for and production from Fekola Regional; the potential for the Antelope deposit to be developed as a small-scale, low-cost, underground operation and contribute to extending the life of the Otjikoto Mine; the results and estimates in the Gramalote feasibility study, the approval of the permits required, capital cost and timing estimates for resettlement and coexistence projects, and the potential to develop the Gramalote Project as an open pit gold mine; statements relating to the NCIB and the potential purchase of Shares by the Company in connection therewith; and the potential payment of future dividends, including the timing and amount of any such dividends. All statements, other than statements of historical fact, contained in this Circular that address events or developments that we expect to occur in the future are forward-looking statements, and are generally, although not always, identified by words such as “expect”, “plan”, “anticipate”, “project”, “target”, “potential”, “schedule”, “forecast”, “budget”, “estimate”, “intend” or “believe” and similar expressions or their negative connotations, or that events or conditions “will”, SCHEDULE “B” Cautionary Note Regarding Forward-Looking Information “would”, “may”, “could”, “should” or “might” occur. All such forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Forward-looking statements necessarily involve assumptions, risks and uncertainties, certain of which are beyond our control, including risks associated with or related to: the volatility of metal prices and our Common Shares; changes in tax laws; the dangers inherent in exploration, development and mining activities; theuncertainty of reserve and resource estimates; not achieving production, cost or other estimates; actual production, development plans and costs differing materially from the estimates in our feasibility and other studies; the ability to obtain and maintain any necessary permits, consents or authorizations required for mining activities; environmental regulations or hazards and compliance with complex regulations associated with mining activities; climate change and climate change regulations; the ability to replace mineral reserves and identify acquisition opportunities; the unknown liabilities of companies acquired by us; the ability to successfully integrate new acquisitions; fluctuations in exchange rates; the availability of financing; financing and debt activities, including potential restrictions imposed on our operations as a result thereof and the ability to generate sufficient cash flows; operations in foreign and developing countries and the compliance with foreign laws, including those associated with operations in Mali, Namibia, the Philippines and Colombia and including risks related to changes in foreign laws and changing policies related to mining and local ownership requirements or resource nationalization generally; remote operations and the availability of adequate infrastructure; fluctuations in price and availability of energy and other inputs necessary for mining operations; shortages or cost increases in necessary equipment, supplies and labour; regulatory, political and country risks, including local instability or acts of terrorism and the effects thereof; the reliance upon contractors, third parties and joint venture partners; the lack of sole decision-making authority related to Filminera Resources Corporation, which owns the Masbate Gold Project; challenges to title or surface rights; the dependence on key personnel and the ability to attract and retain skilled personnel; the risk of an uninsurable or uninsured loss; adverse climate and weather conditions; litigation risk; competition with other mining companies; community OVERVIEW NOTICE AND ACCESS EXECUTIVE COMPENSATION OVERVIEW NOTICE AND ACCESS CORPORATE GOVERNANCE CORPORATE GOVERNANCE EXECUTIVE COMPENSATION B2GOLD 2026 Management Information Circular 99.

Schedule “B” support for our operations, including risks related to strikes and the halting of such operations from time to time; conflicts with small scale miners; failures of information systems or information security threats; the ability to maintain adequate internal controls over financial reporting as required by law, including Section 404 of the Sarbanes-Oxley Act; compliance with anti-corruption laws, and sanctions or other similar measures; social media and our reputation; as well as other factors identified and as described in more detail under the heading “Risk Factors” in our most recent Annual Information Form and our other filings with Canadian securities regulators and the U.S. Securities and Exchange Commission, which may be viewed at www.sedarplus.ca and www.sec.gov, respectively. The list is not exhaustive of the factors that may affect B2Gold’s forward-looking statements. Our forward-looking statements are based on the applicable assumptions and factors management considers reasonable as of the date hereof, based on the information available to management at such time. These assumptions and factors include, but are not limited to, assumptions and factors related to our ability to carry on current and future operations, including: development and exploration activities; the timing, extent, duration and economic viability of such operations, including any mineral resources or reserves identified thereby; the accuracy and reliability of estimates, projections, forecasts, studies and assessments; our ability to meet or achieve estimates, projections and forecasts; the availability and cost of inputs; the price and market for outputs, including gold; foreign exchange rates; taxation levels; the timely receipt of necessary approvals or permits; the ability to meet current and future obligations; the ability to obtain timely financing on reasonable terms when required; the current and future social, economic and political conditions; and other assumptions and factors generally associated with the mining industry. Our forward-looking statements are based on the opinions and estimates of management and reflect their current expectations regarding future events and operating performance and speak only as of the date hereof. We do not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, or to explain any material difference between subsequent actual events and such forward-looking statements, other than as required by applicable law. There can be no assurance that forward-looking statements will prove to be accurate, and actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements. Accordingly, no assurance can be given that any events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what benefits or liabilities we will derive therefrom. For the reasons set forth above, undue reliance should not be placed on forward-looking statements. All of the forward-looking statements contained in this Circular are qualified by these cautionary statements. 100. B2GOLD 2026 Management Information Circular

YOUR VOTE MATTERS. FOR SPECIFIC INQUIRIES ABOUT THE MEETING PLEASE CONTACT LAUREL HILL: North America Toll Free: 1-877-452-7184 Outside North America: 416-304-0211 Text Message: Text “INFO” to 1-877-452-7184 or 416-304-0211 Email: assistance@laurelhill.com For general inquiries about our Company, please contact our corporate office: B2Gold Corp. Suite 3400 – 666 Burrard Street, Park Place Vancouver, British Columbia V6C 2X8 T: 604.681.8371 E: investor@b2gold.com W: b2gold.com